SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel

     CNPJ/MF 76.483.817/0001-20

Inscrição Estadual 10146326-50

Companhia de Capital Aberto - CVM 1431-1

www.copel.com           copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Financial Information

ITR

March / 2012

SUMMARY
QUARTERLY FINANCIAL INFORMATION			3
BALANCE SHEETS		3
STATEMENTS OF INCOME		5
STATEMENTS OF COMPREHENSIVE INCOME		6
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY		7
STATEMENTS OF CASH FLOWS		8
STATEMENTS OF ADDED VALUE		10
NOTES TO THE QUARTELY FINANCIAL INFORMATION			12
1	General Information	12
2	Main Accounting Policies	12
3	Cash and cash equivalents	15
4	Bonds and Securities	15
5	Trade Accounts Receivable	18
6	Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná	19
7	Accounts receivable related to the concession	21
8	Other Receivables	23
9	Inventories	24
10	Income Tax, Social Contribution and Other Taxes	24
11	Prepaid Expenses	32
12	Judicial Deposits	32
13	Receivable from related parties	33
14	Investments	35
15	Property, Plant and Equipment	42
16	Intangible Assets	49
17	Payroll, Social Charges and Labor Accruals	53
18	Suppliers	54
19	Loans and Financing	55
20	Post-Employment Benefits	65
21	Regulatory Charges	67
22	Research and Development and Energy Efficiency	67
23	Accounts Payable related to concession – Use of Public Property	69
24	Other Accounts Payable	71
25	Reserve for Contingencies	71
26	Shareholders’ Equity	78
27	Operating Revenues	82
28	Operating Costs and Expenses	84
29	Financial Income (Expenses)	91
30	Operating Segments	91
31	Operating Lease Agreements	95
32	Financial Instruments	96
33	Related Party Transactions	110
34	Insurance	113
35	Compensation Account for “Part A”	113
36	Subsequent Events	115
COMMENTS ON PERFORMANCE FOR THE QUARTER			116
1	Distribution	116
2	Administration	118
3	Market relations	119
4	Tariffs	120
5	Economic Financial Results	121
OTHER INFORMATION THAT THE COMPANY UNDERSTANDS TO BE RELEVANT			123
GROUPS IN CHARGE OF GOVERNANCE			125
INDEPENDENT AUDITORS’ REVIEW REPORT			126

QUARTERLY FINANCIAL INFORMATION

BALANCE SHEETS
as of March 31, 2012 and December 31, 2011
In thousands of Reais - R$

Code	Description	Note	Parent Company		Consolidated
			03.31.2012	12.31.2011	03.31.2012	12.31.2011
1	Total assets		13,588,950	13,344,153	19,350,024	19,121,663
1.01	Current assets		1,216,495	1,300,161	3,582,426	3,702,013
1.01.01	Cash and Cash Equivalents	3	31,458	27,757	820,998	1,049,125
1.01.02	Financial Investm ents	4	168	165	502,544	584,687
1.01.02.01	Financial Investm ents Stated at Fair Value		168	165	502,544	578,719
1.01.02.01.01	Financial Investments Held for Trading		-	-	127,761	60,021
1.01.02.01.02	Financial Investments Held for Sale		168	165	372,188	516,030
1.01.02.01.03	Collaterals and Escrow Accounts		-	-	2,595	2,668
1.01.02.02	Financial Investm ents Stated at Amortized Cost	4	-	-	-	5,968
1.01.02.02.01	Bonds and Securities		-	-	-	5,968
1.01.03	Accounts Receivable		1,076,117	1,153,331	1,869,507	1,694,073
1.01.03.01	Trade Accounts Receivable		-	-	1,470,130	1,368,366
1.01.03.01.01	Trade Accounts Receivable	5	-	-	1,470,130	1,368,366
1.01.03.02	Other Accounts Receivable		1,076,117	1,153,331	399,377	325,707
1.01.02.03.01	Dividends Receivable	13	1,075,787	1,153,009	17,906	17,906
1.01.02.03.02	CRC transferred to the State Government of Paraná	6	-	-	67,090	65,862
1.01.02.03.03	Account Receivable related to concession	7	-	-	90,455	80,626
1.01.02.03.04	Other Receivables	8	330	322	223,926	161,313
1.01.04	Inventories	9	-	-	109,146	103,802
1.01.06	Taxes Recoverable		108,752	118,908	265,645	265,738
1.01.06.01	Current Taxes Recoverable		108,752	118,908	265,645	265,738
1.01.06.01.01	Income Tax and Social Contribution	10.1	108,741	118,908	212,665	215,381
1.01.06.01.02	Other current recoverable taxes	10.3	11	-	52,980	50,357
1.01.07	Prepaid expenses	11	-	-	14,586	4,588
1.02	Noncurrent assets		12,372,455	12,043,992	15,767,598	15,419,650
1.02.01	Long Term Assets		1,521,028	1,509,880	6,148,894	5,939,512
1.02.01.01	Financial Investm ents Stated at Fair Value	4	-	-	103,203	88,953
1.02.01.01.02	Financial Investments Held for Sale		-	-	73,230	51,400
1.02.01.01.03	Collaterals and escrow accounts		-	-	29,973	37,553
1.02.01.02	Financial Investm ents Stated at Amortized Cost	4	-	-	11,478	11,189
1.02.01.02.01	Bonds and Securities		-		11,478	11,189
1.02.01.03	Accounts Receivable		-	-	34,466	32,452
1.02.01.03.01	Trade Accounts Receivable	5	-	-	34,466	32,452
1.02.01.06	Deferred Taxes		142,838	141,639	770,074	745,180
1.02.01.06.01	Deferred Income Tax and Social Contribution	10.2	142,838	141,639	770,074	745,180
1.02.01.07	Prepaid expenses		-	-	14,478	190
1.02.01.07.01	Prepaid expenses	10.2	-	-	14,478	190
1.02.01.08	Receivable from Related Parties		1,155,248	1,145,394	-	-
1.02.01.08.02	Receivable from Subsidiaries	13	1,155,248	1,145,394	-	-
1.02.01.09	Other Noncurrent Assets		222,942	222,847	5,215,195	5,061,548
1.02.01.09.03	Account Receivable related to concession	7	-	-	3,329,735	3,236,474
1.02.01.09.04	CRC transferred to the State Government of Paraná	6	-	-	1,275,193	1,280,598
1.02.01.09.05	Judicial Deposits	12	222,942	222,847	495,072	430,817
1.02.01.09.06	Income Tax and Social Contribution	10.1	-	-	19,568	18,714
1.02.01.09.07	Other noncurrent recoverable taxes	10.3	-	-	76,865	77,912
1.02.01.09.08	Other Receivables	8	-	-	18,762	17,033
1.02.02	Investments	14	10,851,427	10,534,112	571,737	549,158
1.02.02.01	Investments Interests		10,851,427	10,534,112	571,737	549,158
1.02.02.01.01	Investments in Associated Companies		142,812	142,576	501,676	487,015
1.02.02.01.02	Investments in Subsidiaries		10,272,397	9,978,798	-	-
1.02.02.01.03	Investments in Joint Venture		371,634	356,072	-	-
1.02.02.01.04	Other Investment Interests		64,584	56,666	70,061	62,143
1.02.03	Property, Plant and Equipment, net	15	-	-	7,342,693	7,209,123
1.02.03.01	Property, Plant and Equipment in Operation		-	-	5,661,875	5,745,140
1.02.03.02	Property, Plant and Equipment in Progress		-	-	1,680,818	1,463,983
1.02.04	Intangible Assets	16	-	-	1,704,274	1,721,857
1.02.04.01	Intangible Assets		-	-	1,704,274	1,721,857
1.02.04.01.01	Concession Contract		-	-	1,640,115	1,658,564
1.02.04.01.02	Authorization and Concession of Subsidiaries		-	-	23,910	24,098
1.02.04.01.03	Others		-	-	40,249	39,195
See the accompanying notes to the quarterly information

BALANCE SHEETS

as of March 31, 2012 and December 31, 2011 (continued)
In thousands of Reais - R$

Code	Description	Note	Parent Company		Consolidated
			03.31.2012	12.31.2011	03.31.2012	12.31.2011
2	Total liabilities		13,588,950	13,344,153	19,350,024	19,121,663
2.01	Current liabilities		154,927	223,073	1,857,567	2,058,821
2.01.01	Payroll, social charges and accruals	17	218	153	225,661	224,095
2.01.01.01	Social charges and accruals		218	153	51,854	63,393
2.01.01.02	Payroll and accruals		-	-	173,807	160,702
2.01.02	Suppliers		1,033	2,065	701,477	747,453
2.01.02.01	Domestic Suppliers	18	1,033	2,065	701,477	747,453
2.01.03	Tax Liabilities		7,350	45,314	332,155	440,247
2.01.03.01	Federal Taxes		7,350	45,311	120,110	243,253
2.01.03.01.01	Income Tax and Social Contribution Payable	10.1	-	3,929	87,976	151,790
2.01.03.01.02	Other Federal Taxes	10.3	7,350	41,382	32,134	91,463
2.01.03.02	State Taxes	10.3	-	-	208,857	193,808
2.01.03.03	Municipal Taxes	10.3	-	3	3,188	3,186
2.01.04	Loans and Financing		14,934	44,152	73,374	116,487
2.01.04.01	Loans and Financing	19	14,934	44,152	73,374	116,487
2.01.04.01.01	In Domestic Currency		9,918	39,668	68,353	111,997
2.01.04.01.02	In Foreign Currency		5,016	4,484	5,021	4,490
2.01.05	Other Liabilities		131,392	131,389	524,900	530,539
2.01.05.02	Others		131,392	131,389	524,900	530,539
2.01.05.02.02	Minimum Compulsary Dividend Payable		130,859	130,859	135,744	135,744
2.01.05.02.04	Post Employment Benefits	20	-	-	21,815	36,037
2.01.05.02.05	Custumer charges due	21	-	-	67,201	70,511
2.01.05.02.06	Research and Development and Energy Efficiency	22	-	-	157,005	156,915
2.01.05.02.07	Payables related to Concession - Use of Public Property	23	-	-	44,660	44,656
2.01.05.02.08	Other Accounts Payable	24	533	530	98,475	86,676
2.02	Noncurrent liabilities		1,297,674	1,294,386	5,107,654	4,993,314
2.02.01	Loans and Financing		965,187	965,772	2,118,847	2,057,985
2.02.01.01	Loans and Financing	19	965,187	965,772	2,118,847	2,057,985
2.02.01.01.01	In Domestic Currency		912,787	911,829	2,066,436	2,004,030
2.02.01.01.02	In Foreign Currency		52,400	53,943	52,411	53,955
2.02.02	Other Liabilities		-	-	1,028,302	1,006,596
2.02.02.02	Others		-	-	1,028,302	1,006,596
2.02.02.02.03	Suppliers	18	-	-	96,976	108,462
2.02.02.02.04	Tax Liabilities	10.3	-	-	34	152
2.02.02.02.05	Post Employment Benefits	20	-	-	445,180	432,838
2.02.02.02.06	Research and Development and Energy Efficiency	22	-	-	110,481	94,649
2.02.02.02.07	Payables related to Concession - Use of Public Property	23	-	-	375,575	370,442
2.02.02.02.08	Other Accounts Payable	24	-	-	56	53
2.02.03	Deferred Taxes		33,338	33,259	913,641	927,910
2.02.01.06.02	Deferred Income Tax and Social Contribution	10.2	33,338	33,259	913,641	927,910
2.02.04	Provisions	25	299,149	295,355	1,046,864	1,000,823
2.02.04.01	Tax, Social Security, Labor and Civil Provisions		288,328	284,534	998,426	952,572
2.02.04.01.01	Provisions for Taxes		271,547	274,605	297,285	281,937
2.02.04.01.02	Labor and Social Security Provisions		-	-	123,789	128,505
2.02.04.01.03	Provisions for Employee Benefits		-	-	58,194	58,089
2.02.04.01.04	Civil Provisions		16,781	9,929	519,158	484,041
2.02.04.02	Other Provisions		10,821	10,821	48,438	48,251
2.02.04.02.01	Provisions for Environmental and Deactivation Liabilities		-	-	125	104
2.02.04.02.02	Provisions for Regulatory Liabilities		10,821	10,821	48,313	48,147
2.03	Consolidated shareholders' equity	26	12,136,349	11,826,694	12,384,803	12,069,528
2.03.01	Share capital		6,910,000	6,910,000	6,910,000	6,910,000
2.03.04	Profit Reserves		3,459,613	3,459,613	3,459,613	3,459,613
2.03.04.01	Legal Reserves		536,187	536,187	536,187	536,187
2.03.04.02	Retaindes earnings		2,838,551	2,838,551	2,838,551	2,838,551
2.03.04.08	Additional Dividend Proposed		84,875	84,875	84,875	84,875
2.03.05	Accumulated Profit		340,769	-	340,769	-
2.03.06	Equity Evaluation Adjustm ents		1,425,967	1,457,081	1,425,967	1,457,081
2.03.06	Attributable Non Controlling Interest	26.2	-	-	248,454	242,834
See the accompanying notes to the quarterly information

STATEMENTS OF INCOME

for the three-month periods ended March 31, 2012 and 2011
In thousands of Reais - R$

Code	Description	Note	Parent Com pany		Consolidated
			03.31.2012	03.31.2011	03.31.2012	03.31.2011
3	Statement of incom e
3.01	Incom e from sale of goods and/or services	27	-	-	2,024,638	1,826,230
3.02	Cost of goods and/or services sold	28	-	-	(1,357,218)	(1,229,477)
3.03	Gross profit		-	-	667,420	596,753
3.04	Operational expenses / incom e		307,505	377,649	(206,492)	(128,976)
3.04.01	Selling Expenses	28	-	-	(24,894)	(13,287)
3.04.02	General and Administrative Expenses	28	(4,348)	(10,027)	(111,503)	(95,785)
3.04.04	Other Operational Income	28	71	-	189	175
3.04.05	Other Operational Income	28	(3,983)	8,718	(87,131)	(34,679)
3.04.06	Equity in Income of Subsidiaries	14	315,765	378,958	16,847	14,600
3.05	Profit before financial results and taxes		307,505	377,649	460,928	467,777
3.06	Financial Results	29	5,775	2,101	15,286	110,360
3.06.01	Financial Income		30,237	30,101	128,306	184,029
3.06.02	Financial Expenses		(24,462)	(28,000)	(113,020)	(73,669)
3.07	Profit before tax and social contribution		313,280	379,750	476,214	578,137
3.08	Incom e Tax and Social Contribution on Profit	10.4	845	(269)	(156,469)	(193,308)
3.08.01	Current		(680)	-	(193,330)	(274,966)
3.08.02	Deferred		1,525	(269)	36,861	81,658
3.09	Net incom e for period		314,125	379,481	319,745	384,829
3.11	Consolidated net income for the quarter		314,125	379,481	319,745	384,829
3.11.01	Attributed to Controlling Shareholders		-	-	314,125	379,481
3.11.02	Attributed to Non-Controlling Interest	26.2	-	-	5,620	5,348
3.99	Basic and diluted net earning per share attributed
	To parent com pany shareholders - in reais	26.1
	Class "A" Preferred shares		1.2053	1.4568
	Class "B" Preferred shares		1.2060	1.4569
	Ordinary shares		1.0964	1.3245
See the accom panying notes to the quarterly inform ation

STATEMENTS OF COMPREHENSIVE INCOME

for the three-month periods ended March 31, 2012 and 2011
In thousands of Reais - R$

	Parent Company		Consolidated
	03.31.2012	03.31.2011	03.31.2012	03.31.2011

Net incom e for the quarter	314,125	379,481	319,745	384,829
Other com prehensive incom e
Adjustments related to Financial Assets classified as available for sale:
Financial investments	752	-	1,140	-
Concession	(6,007)	(1,642)	(9,102)	(2,488)
Other investments	1,190	-	1,190	-
(-) Taxes on financial asset adjustments	(405)	-	2,302	846
Total com prehensive incom e for the quarter, before taxes	(4,470)	(1,642)	(4,470)	(1,642)
Total com prehensive incom e for the quarter	309,655	377,839	315,275	383,187
Attributed to Parent Company			309,655	377,839
Attributed to non controlling interests			5,620	5,348
See the accom panying notes to the quarterly inform ation

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

for the three-month periods ended March 31, 2012 and 2011
In thousands of Reais - R$

			Attributable to Parent Com pany					Attributable to non controlling interests	Total Consolidated
			Profit reserves
	Capital	Equity evaluation adjustments	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Total
Balances as of January 1, 2012	6,910,000	1,457,081	536,187	2,838,551	84,875	-	11,826,694	242,834	12,069,528
Net profit for the period	-	-	-	-	-	314,125	314,125	5,620	319,745
Other com prehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	-	(4,470)	-	-	-	-	(4,470)	-	(4,470)
Total com prehensive incom e for the period	-	(4,470)	-	-	-	314,125	309,655	5,620	315,275
Realization of equity valuation adjustments	-	(26,644)	-	-	-	26,644	-	-	-
Balances as of March 31, 2012	6,910,000	1,425,967	536,187	2,838,551	84,875	340,769	12,136,349	248,454	12,384,803
Se the accompanying notes to the quarterly information

			Attributable to Parent Com pany					Attributable to non controlling interests	Total Consolidated
			Profit reserves
	Capital	Equity evaluation adjustments	Legal Reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Total
Balances as of January 1, 2011	6,910,000	1,559,516	478,302	2,056,526	25,779	-	11,030,123	265,703	11,295,826
Net profit for the period	-	-	-	-	-	379,481	379,481	5,348	384,829
Other com prehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	-	(1,642)	-	-	-	-	(1,642)	-	(1,642)
Total com prehensive incom e for the period	-	(1,642)	-	-	-	379,481	377,839	5,348	383,187
Realization of equity valuation adjustments	-	(21,169)	-	-	-	21,169	-	-	-
Reimbursement of advances for future capital increase	-	-	-	-	-	-	-	(9,024)	(9,024)
Balances as of March 31, 2011	6,910,000	1,536,705	478,302	2,056,526	25,779	400,650	11,407,962	262,027	11,669,989
Se the accompanying notes to the quarterly information

STATEMENTS OF CASH FLOWS

for the three month periods ended March 31, 2012 and 2011
In thousands of Reais - R$

	Note	Parent Com pany		Consolidated
		03.31.2012	03.31.2011	03.31.2012	03.31.2011

Cash flow s from operational activities
Net incom e for the period		314,125	379,481	319,745	384,829

Adjustm ents to reconcile net incom e for the year w ith cash generated from operating activities
Depreciation	15.3	-	-	84,957	82,347
Amortization of intangible assets - concessions	16	-	-	55,714	51,131
Amortization of intangible assets - others	16	-	-	473	337
Amortization of investments - Concession rights	14.1	-	-	183	183
Unrealized monetary and exchange variations - net		27,908	4,946	26,399	(51,405)
stated at fair value of accounts receivable related to concession	7.1	-	-	42,569	-
Remuneration of accounts receivable related to concession	7.1	-	-	(79,219)	(76,229)
Equity in earnings of subsidiaries	14.1	(315,765)	(378,958)	(16,847)	(14,600)
Income tax and social contribution		680	-	193,330	274,966
Deferred income tax and social contribution		(1,525)	269	(36,861)	(81,658)
Provision for losses from Accounts Receivable	29.6	-	-	15,413	5,093
Provisions for losses on taxes recoverable	29.6	-	-	(331)	-
Provision (reversal) for legal claims	29.6	3,794	(8,907)	52,663	(7,327)
Provision for post employment benefits	20.4	132	133	42,772	33,179
Provision for research and development and energy efficiency	22.2	-	-	19,002	16,415
Write off of accounts receivable related to concession	7.1	-	-	1,630	5,333
Write off of property, plant and equipment	15.3	-	-	10	388
Write off of intangible assets	16	-	-	352	380

Decrease (increase) in assets
Trade accounts receivable		-	-	(59,719)	(30,018)
Dividends and interest on ow n capital received		79,674	3,978	2,146	3,976
CRC transferred to the Government of the State of Paraná	6.2	-	-	37,716	35,921
Judicial deposits		(95)	7,020	(64,255)	6,550
Other receivables		(8)	(2)	(64,289)	(27,100)
Inventories		-	-	(5,344)	(4,360)
Income tax and social contribution		10,167	30,758	1,862	37,176
Other current taxes recoverable		(11)	-	1,928	2,471
Prepaid expenses		-	-	(24,286)	(7,424)

Increase (decrease) in liabilities
Payroll, social charges and accruals		65	(105)	1,566	13,155
Suppliers		(1,032)	420	(71,482)	501
Income tax and social contribution paid		(4,609)	(14,985)	(257,144)	(251,622)
Other taxes		(34,035)	(36,320)	(44,396)	(88,185)
Loans and financing - interest due and paid	19	(52,773)	(18,352)	(68,061)	(35,576)
Debentures - interest due and paid		-	(32,487)	-	(32,487)
Post employment benefits	20.4	(132)	(174)	(44,652)	(24,326)
Customer charges due		-	-	(3,310)	1,068
Research and development and energy efficiency	22.2	-	-	(7,522)	(13,549)
Payable related to the concession - use of public property		-	-	(10,245)	(10,246)
Other accounts payable		3	231	11,802	8,797
Provisions for legal claims	25	-	-	(9,190)	(12,314)
Net cash generated from (used in) operating activities		26,563	(63,054)	45,079	195,770
(continued)

STATEMENTS OF CASH FLOWS

for the three-month periods ended March 31, 2012 and 2011 (continued)
In thousands of Reais - R$

	NE nº	Parent Com pany		Consolidated
		03.31.2012	03.31.2011	03.31.2012	03.31.2011

Cash flow s from investm ent activities
Financial investments		(3)	(1)	61,164	73,607
Loans to related parties		(14,604)	-	-	-
Additions in investments	14.1	(8,255)	20,946	(6,871)	(111)
Additions to property, plant and equipment	15.3	-	-	(216,804)	(123,640)
Additions to intangible assets related to the concession	16	-	-	(147,276)	(140,337)
Additions to other intangible assets	16	-	-	(1,340)	(2,205)
Customers contributions	16	-	-	2,054	18,144

Net cash generated from (used in) investing activities		(22,862)	20,945	(309,073)	(174,542)

Cash flow s from financing activities
(Reimbursement) increase of advances for future capital increase	26.2	-	-	-	(9,024)
Loans and financing obtained from third parties	19	-	-	44,723	284
Amortization of principal - loans and financing	19	-	-	(8,856)	(14,980)
Dividends and interest on ow n capital paid		-	(4)	-	(4)

Net cash (used in) provided by financing activities		-	(4)	35,867	(23,724)

Total effects on cash and cash equivalents		3,701	(42,113)	(228,127)	(2,496)

Cash and cash equivalents at the beginning of the period	3	27,757	89,822	1,049,125	1,794,416
Cash and cash equivalents at the end of the period	3	31,458	47,709	820,998	1,791,920

Change in cash and cash equivalents		3,701	(42,113)	(228,127)	(2,496)
Se the accom panying notes to the quarterly inform ation

STATEMENTS OF ADDED VALUE

for the three-month periods ended March 31, 2012 and 2011
In thousands of Reais - R$

	Parent Company		Consolidated
	03.31.2012	03.31.2011	03.31.2012	03.31.2011

Income
Sale of energy, services and other income	-	-	3,025,216	2,697,888
Construction income	-	-	105,194	120,566
Results disposal / deactivation property and rights	71	-	190	190
Allow ance for doubtful debts	-	-	(15,413)	(5,093)
Total	71	-	3,115,187	2,813,551

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	663,237	582,473
Charges for use of the main transmission grid ( - ) ESS	-	-	182,078	159,180
Materials, supplies and third parties services	874	834	115,171	115,172
Natural gas and supplies for gas operations	-	-	63,233	43,803
Construction costs	-	-	103,322	120,082
Loss / Recovery of assets	-	-	930	277
Other charges	-	-	4,052	3,444
Other supplies	5,286	(1,544)	69,023	1,277
Total	6,160	(710)	1,201,046	1,025,708

( = ) GROSS ADDED VALUE	(6,089)	710	1,914,141	1,787,843

( - ) Depreciation and amortization	189	189	141,327	133,998

( = ) NET ADDED VALUE	(6,278)	521	1,772,814	1,653,845

( + ) Transferred added value
Financial income	30,237	30,101	128,306	184,029
Results from investment interests	315,765	378,958	16,847	14,600

Total	346,002	409,059	145,153	198,629

VALUE ADDED TO DISTRIBUTE	339,724	409,580	1,917,967	1,852,474
(Continued)

STATEMENTS OF ADDED VALUE

for the three-month periods ended March 31, 2012 and 2011
In thousands of Reais - R$

(Continued)
			Parent Com pany				Consolidated
	03.31.2012%		03.31.2011%		03.31.2012%		03.31.2011%
DISTRIBUTION OF ADDED VALUE:

Personnel
Remuneration and fees	1,458		1,305		152,540		131,629
Private pension and health plans	132		132		39,831		31,452
Meal and education assistance	-		-		18,644		16,629
Social security charges - FGTS	93		87		14,251		11,143
Labor indemnities (reversals)	-		-		7,124		1,821
Profit sharing	-		-		13,397		16,507
Transfers to property, plant and equipment in progress	-		-		(25,116)		(28,282)
Total	1,683	0.5	1,524	0.4	220,671	11.5	180,899	9.8

Governm ent
Federal	(547)		575		642,634		648,546
State	-		-		614,496		560,607
Municipal	-		-		1,134		1,116
Total	(547)	(0.2)	575	0.1	1,258,264	65.6	1,210,269	65.3

Third Parties
Interest and fines	24,462		28,000		112,524		71,738
Leasing and rent	1		-		4,459		4,675
Donations, subsidies and contributions	-		-		2,304		64
Total	24,463	7.2	28,000	6.8	119,287	6.2	76,477	4.1

Shareholders
Non controlling interests	-		-		5,620		5,348
Retained profits	314,125		379,481		314,125		379,481
Total	314,125	92.5	379,481	92.7	319,745	16.7	384,829	20.8

	339,724	100.0	409,580	100.0	1,917,967	100.0	1,852,474	100.0
Se the accom panying notes to the quarterly inform ation

NOTES TO THE QUARTELY FINANCIAL INFORMATION

for the three-month period ended March 31, 2012
In thousands of Reais - R$

1 General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Electric Energy Agency - ANEEL, which reports to the Ministry of Mines and Energy - MME. Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

The direct and indirect subsidiaries of the Company are described in note 14.

2 Main Accounting Policies

The significant accounting policies used for preparing this quarterly information are consistent with those presented in Note 2 of the Annual Financial Statements at December 31, 2011, available in the CVM and Copel’s web sites.

2.1 Statement of compliance

The Company’s quarterly financial information includes:

  The consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil;
  The individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil include those in Brazilian Corporate Legislation and the pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee – CPC and approved by the Securities and Exchange Comission - CVM (Comissão de Valores Mobiliários).

The individual quarterly financial information present the values for investments in subsidiaries, joint ventures and associated companies using the equity method, in accordance with Brazilian legislation in force. Thus, these individual quarterly financial information are not in compliance with the IFRSs, which require that these investments reported in the parent company’s individual statements be stated at fair value or cost.

Given that there is no difference between the consolidated shareholders´ equity and the consolidated profit attributed to the owners of the parent company, stated in the consolidated quarterly financial information prepared in accordance with the IFRSs and the accounting practices adopted in Brazil and the shareholders’ equity and net profit of the parent company, stated in the individual quarterly financial information prepared in accordance with accounting practices adopted in Brazil, the Company opted to present these individual and consolidated quarterly financial information side by side, in one set of accounts.

This quarterly information is presented considering the rulings included in CPC 21 and IAS 34 - Interim Information and the CVM SNC/SEP Official Circular 03/11.

Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2011 which did not alter during the quarter has not been presented. Therefore, this quarterly information should be read together with the financial statements at December 31, 2011.

2.2 Basis of Presentation

Authorization for the completion of these quarterly financial information was granted at the Meeting of the Board of Officers held on May 15, 2012.

The quarterly financial information were prepared based on historic cost, except for certain financial instruments which were stated at fair values by their profit and losses, and financial assets held for sale measured to their fair values.

2.3 Functional currency and presentation currency

The individual and consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company. All financial information present in Brazilian Reais were rounded to the nearest thousand, except when otherwise indicated.

2.4 Use of estimates and judgment

According to IFRS and CPC rules, the preparation of individual and consolidated financial statements requires that the company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The real results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

Information about critical judgment related to accounting policies adopted that present an effect over the values recognized in the consolidated and individual financial statements are included in the following notes:

Note no. 7 – Accounts receivable related to concession;

Note no. 10.2 – Deferred income tax and social contribution;

Note no. 16.1 – Concession - Copel Distribuição; and

Note no. 31 – Operational lease agreements.

Information about uncertainty over assumptions and estimates that may present a significative risk of resulting in material adjustments in the next fiscal year are included in the following notes:

Note no. 2.6 of the Financial Statements at December 31, 2011 - Unbilled revenues;

Note no. 2.6 of the Financial Statements at December 31, 2011 - Impairment value of assets;

Note no. 5 – Trade account receivable;

Note no. 15 – Property, plant and equipment;

Note no. 16 – Intangible assets;

Note no. 20 – Post-Employment benefits;

Note no. 25 – Tax, social security, labor and civil provisions; and

Note no. 32 – Financial Instruments.

2.5 Basis for consolidation

The consolidated quarterly financial information includes the quarterly financial information of the Company, those of its subsidiaries and the exclusive investment funds.

Quarterly financial statements are included in the consolidated quarterly financial statements starting in the date that the control or shared control started until the date that they cease to exist and are consolidated line by line of assets, liabilities and income wholly for controlled companies and in the percentage of participation in joint ventures.

		Percentage of share capital
Controlled	%	Jointly controlled	%
Copel Geração e Transmissão	100.00	Dominó Holdings	45.00
Copel Distribuição	100.00	Costa Oeste	51.00
Copel Telecomunicações	100.00	Marumbi	80.00
Compagas	51.00	Transmissora Sul Brasileira	20.00
Elejor	70.00	Cutia	49.90
Centrais Eólicas do Paraná	100.00	Caiuá	49.00
UEG Araucária	80.00	Integração Maranhense	49.00

When necessary, the quarterly financial information of the subsidiaries are adjusted to adapt the accounting policies established by the Group. All of the transactions, balances, income and expenses between the Group companies are eliminated in the consolidated quarterly financial information

In the Company’s individual quarterly financial statements, financial information of controlled companies and joint ventures were recognized using the equity method.

3	Cash and cash equivalents

.
	Parent Company			Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Cash and bank accounts	15,975	669	119,345	35,081
Financial investments w ith immediate liquidity	15,483	27,088	701,653	1,014,044
	31,458	27,757	820,998	1,049,125

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Certificates of Deposit (CDs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average 101% of the variation of the Interbank Deposit Rate as of March 31, 2012 and December 31, 2011.

4	Bonds and Securities

	Parent Company			Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Current assets
Bonds and securities (4.1)	168	165	499,949	582,019
Collaterals and escrow accounts	-	-	2,595	2,668
	168	165	502,544	584,687
Noncurrent assets
Bonds and securities (4.1)	-	-	84,708	62,589
Collaterals and escrow accounts (STN - Note 19.1)	-	-	29,973	37,553
	-	-	114,681	100,142

4.1	Securities

Category		Level	Index		Consolidated
				03.31.2012	12.31.2011
Securities held for sale
CDB		2	CDI	102,250	92,693
Committed Operation		2	CDI	44,064	43,233
Committed Operation		2	Selic	12,646	4,430
Committed Operation		1	Before fixed	-	46,322
Quotas in Funds		1	CDI	114	111
NTN - F		1	CDI	-	31,451
NTN - B		1	IPCA	-	1,956
LFT		1	Selic	154,552	209,942
LTN		1	Before fixed	103,552	103,520
LFBB		2	CDI	19,790	19,296
LF Caixa		2	CDI	8,480	8,270
CDB BB		2	CDI	-	6,205
				445,448	567,429
Securities held for trading
Derivatives		1	DI Future BMF	1	1
Quotas in FI		2	CDI	14,921	11,003
Committed Operation		1	Before fixed	55,835	-
LFT		1	Selic	25,361	39,039
DPGE		2	CDI	20,389	9,979
Shares		1	Ibovespa	1,169	-
Fixed income NPP		2	CDI	3,077
Fixed income - Term purchase		1	Before fixed	6,978
				127,731	60,022
Overdue securities to m aturity
LFT		1	Selic	-	5,920
LTN		1	Before fixed	-	-
Quotas in Funds		1	CDI	-	48
LF Caixa		2	CDI	11,478	11,189
				11,478	17,157
				584,657	644,608
			Current	499,949	582,019
			NonCurrent - NC	84,708	62,589
Financial Treasury Bonds - LFT
National Treasury Bonds - LTN
National Treasury Bill - Series F - NTN-F and Serie B - NTN - B
Financial Bills Committed to Banco do Brasil - LFBB
Financial Bills Committed to Caixa Econômica Federal - LF
Caixa Deposit w ith special guarantee FGC - DPGE

Category	Level	Index		Parent Com pany
			03.31.2012	12.31.2011
Securities held for sale
CDB	2	CDI	85	83
Fund Quotas	1	CDI	83	82
		Current	168	165

Copel holds securities with variable interest rates. The maturity of these securities varies between 1 and 48 months, as from the reporting date of this report. The counter parties for these securities are classified with at least the credit rating A. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include:

  Investments in “BB Atacado 1 Fundo de Investimento Renda Fixa de Longo Prazo of Banco do Brasil” of R$ 151,412 (R$ 197,371 as of December 31, 2011); Investments in Fundo de Investimento Exclusivo Caixa Copel Renda Fixa de Longo Prazo da Caixa Econômica Federal of R$ 92,663 (R$ 189,381 as of December 31, 2011);

  The investment in Banco do Brasil of R$ 75,020, restated on March 31, 2012 (R$ 73,219 as of December 31, 2011), yielding the DI rate, guaranteeing full performance to ANEEL of the construction of Mauá HPP;

  Investment of UEG Araucária in BB AGEU FI RF LP of Banco do Brasil, of R$ 50,000;

  Investments of UEG Araucária in the funds “UEG Fundo de Investimento Renda Fixa Crédito Privado” and “UEG Fundo de Investimento Multimercado” of BNY Mellon Serviços Financeiros DTVM S.A. of R$ 77,730 (R$ 60,019 as of December 31, 2011)

  Constitution of a guarantee for the ANEEL auction by Copel Geração e Transmissão and Copel Distribuição in the amount of R$ 49,152 at March 31, 2012 (R$ 34,162 as of December 31, 2011);

  Constitute a guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS in CCEE R$ 63,148 at March 31, 2012 (R$ 27,533 as of December 31, 2011);

  Constitute a guarantee for the financing contract agreement signed for the construction of the Hydro Electric Plant at Mauá in the amount of R$ 20,447 (R$ 18,764 at December 31, 2011).

5 Trade Accounts Receivable

	Balances falling due	O verdue up to 90 days	O verdue for more than 90 days		Total Consolidated
				03.31.2012	12.31.2011
Customers
Residential	170,655	102,728	25,614	298,997	274,070
Industrial	94,642	32,069	16,645	143,356	142,118
Commercial	115,391	36,022	14,846	166,259	168,942
Rural	24,378	10,686	7,499	42,563	38,574
Public Entities	23,252	18,822	12,256	54,330	44,729
Public lighting	18,842	81	143	19,066	19,497
Public service	16,693	566	220	17,479	30,905
Unbilled	317,683	-	-	317,683	288,095
Energy installments plan	39,246	6,906	21,580	67,732	59,557
Energy installments plan - Non Current	27,721	-	-	27,721	25,737
Low income subsidy - Eletrobrás	29,882	-	-	29,882	31,734
Fines and charges on energy bills	4,180	10,347	6,144	20,671	19,623
State Government "Luz Fraterna" program	1,674	5,896	37,291	44,861	38,763
Other receivables	663	4,078	3,015	7,756	14,470
Other receivables - non current	6,656	-	-	6,656	6,626
	891,558	228,201	145,253	1,265,012	1,203,440
Concessionaires and Perm ission holder
Energy supplies
CCEAR - auction	194,944	24,351	-	219,295	189,223
Bilateral contracts	21,121	-	119	21,240	21,540
CCEE	32,344	-	105	32,449	15,632
Reimbursement to generators	-	-	1,288	1,288	1,288
	248,409	24,351	1,512	274,272	227,683
Charges from using transmission grid
Transmission grid	17,184	1,180	2,361	20,725	16,995
Basic netw ork and conection grid	24,929	643	2,523	28,095	25,833
	42,113	1,823	4,884	48,820	42,828
Telecom munications
Telecommunication services	3,944	6,816	4,184	14,944	15,392
Telecommunication services - NC	89	-	-	89	89
	4,033	6,816	4,184	15,033	15,481
Gas distribution	27,531	453	1,070	29,054	27,305
Allow ance for doubtful accounts (5.1)	-	-	(127,595)	(127,595)	(115,919)
	1,213,644	261,644	29,308	1,504,596	1,400,818
Current	1,179,178	261,644	29,308	1,470,130
Noncurrent - NC	34,466	-	-	34,466

The average collection period for the electricity sold to customers is 12 days and 10 days for concessionaries and other entities permitted to supply electricity.

5.1 Allowance for Doubtful Accounts

Copel’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

Consolidated	Balance as of January 1, 2012	Additions / (reversals)	Reversal of w rite offs	Balance as of March 31, 2012

Custom ers, concessionaries and perm ission holder
Residential	28,953	10,750	(2,404)	37,299
Industrial	25,163	1,916	(376)	26,703
Commercial	19,466	1,140	(593)	20,013
Rural	1,805	1,091	(157)	2,739
Public Entities	2,359	87	-	2,446
Public lighting	79	10	-	89
Public service	41	29	-	70
Concessionaries and permission holder	37,370	-	-	37,370
Telecom m unications	683	183	-	866
	115,919	15,206	(3,530)	127,595

Consolidated	Balance as of January 1, 2011	Additions / (reversals)	Reversal of w rite offs	Balance as of March 31, 2011

Custom ers, concessionaries and perm ission holder
Residential	7,654	2,663	3	10,320
Industrial	40,761	1,005	-	41,766
Commercial	10,880	1,120	3	12,003
Rural	69	(15)	-	54
Public Entities	1,453	(10)	-	1,443
Public lighting	155	(14)	-	141
Public service	2	-	-	2
Concessionaries and permission holder	224	-	-	224
Telecommunications	921	102	-	1,023
	62,119	4,851	6	66,976

The applied criteria, in addition to taking into account management’s experience of the history of losses experienced, also complies with the criteria recommended by ANEEL.

An allowance for doubtful accounts was made in 2011 of R$ 37,146 referring to differences in invoiced energy sale prices of Mauá HPP. The Company is waiting for a position from ANEEL regarding the application to review the start-up schedule for commercial operations of this plant before possibly reversing this allowance.

6 Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.a., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

6.1 Maturity of noncurrent installments:

		Consolidated
	03.31.2012	12.31.2011
2013	53,597	70,242
2014	75,610	74,914
2015	80,638	79,896
2016	86,001	85,209
2017	91,720	90,876
2018	97,820	96,920
2019	104,326	103,366
2020	111,264	110,240
2021	118,664	117,572
2022	126,555	125,391
2023	134,972	133,730
2024	143,948	142,624
after 2024	50,078	49,618
	1,275,193	1,280,598

6.2 Changes in CRC

Saldos	Current assets	Noncurrent assets	Consolidated
Balance as of January 1, 2012	65,862	1,280,598	1,346,460
Interest and fees	21,646	-	21,646
Monetary variations	68	11,825	11,893
Transfers	17,230	(17,230)	-
Amortizations	(37,716)	-	(37,716)
Balance as of March 31, 2012	67,090	1,275,193	1,342,283

Saldos	Current assets	Noncurrent assets	Consolidated
Balance as of January 1, 2011	58,816	1,282,377	1,341,193
Interest and fees	21,570	-	21,570
Monetary variations	112	32,793	32,905
Transfers	15,586	(15,586)	-
Amortizations	(35,921)	-	(35,921)
Balance as of March 31, 2011	60,163	1,299,584	1,359,747

7 Accounts receivable related to the concession

7.1 Change in accounts receivable related to the concession

	Current assets	Noncurrent assets	Noncurrent special liabilities	Consolidated
Balance as of January 1, 2012	80,626	4,828,785	(1,592,311)	3,317,100
Capitalization of intangible assets in progress (16.1)	-	136,658	(45,688)	90,970
Capitalization of intangible assets	-	14,494	(603)	13,891
Transfers from non current to current	62,525	(62,525)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(52,696)	-	-	(52,696)
Adjustment to financial assets classified as available for sale	-	(9,102)	-	(9,102)
Monetary variations	-	23,333	(8,913)	14,420
Remuneration	-	79,219	-	79,219
Construction income	-	10,587	-	10,587
Fair value adjustment	-	26,713	(69,282)	(42,569)
	-	(1,630)	-	(1,630)
Balance as of March 31, 2012	90,455	5,046,532	(1,716,797)	3,420,190

	Current assets	Noncurrent assets	Noncurrent special liabilities	Consolidated
Balance as of January 1, 2011	54,700	3,849,462	(1,426,117)	2,478,045
Capitalization of intangible assets	-	93,341	(5,943)	87,398
Transfers from noncurrent to current	51,785	(51,785)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(46,193)	-	-	(46,193)
Adjustment to financial assets classified as available for sale	-	(2,488)	-	(2,488)
Monetary variations	-	79,949	(34,534)	45,415
Remuneration	-	76,229	-	76,229
Construction income	-	30,607	-	30,607
	-	(5,333)	-	(5,333)
Balance as of March 31, 2011	60,292	4,069,982	(1,466,594)	2,663,680

7.2 Accounts receivable related to the concession – Distribution

Based on the characteristics set forth under the power distribution concession agreement, Company management believes the conditions are met for the application of Technical Interpretation ICPC 01/IFRIC 12 and SIC 29 – Concession Contracts, which provides guidelines for the accounting of public service concessions by private operators, so that the power distribution business is properly reflected, comprising:

(a) Estimated portion of investments made and not amortized or depreciated by the end of the concession for being an unconditional right to reimbursement in cash or other financial assets directly by the granting authority; and

(b) Remaining portion after the assessment of the financial asset (residual amount), classified as an intangible asset due its recovery being conditioned upon the rendering of the corresponding public service, i.e., the consumption of power by customers (see Note 16).

The infrastructure that has been received or built for the distribution business, originally represented by property, plant, and equipment and intangible assets, is recovered through two cash flows: (a) a portion through power consumption by customers (monthly billing of energy consumed/sold) over the term of the concession; and (b) a portion as reimbursement for revertible assets at the end of the concession, to be received directly from the granting authority or from another entity to which the granting authority assigns this task.

This reimbursement is made based on the share of investments related to revertible assets which has not been amortized or depreciated yet and which have been made with the purpose of ensuring that the services rendered are continuous and up-to-date.

Due to the change of life established by the Regulatory Agency (ANEEL), by Ruling No. 474/2012 of February 07, 2012, an increase in Financial Assets R$ 48,853, due to the transfer of Intangible Assets in the amount of R$ 90,970 (Note 16.1), net fair value of the update of R$ 42,569 (Note 29).

7.3 Commitments regarding transmission concessions

7.3.1 TL 500 kV Araraquara 2 - Taubaté

This transmission line was awarded to the Company at ANEEL auction 001/10, on June 10, 2010

The total commitments assumed with suppliers of equipment and services related to TL 500 kV

Araraquara 2 Taubaté amounted to R$ 237,892 as of March 31, 2012.

7.3.2 Substation Cerquilho III 230 kV

This 230/138 kV (300 MVA) substation was awarded to the Company at ANEEL auction 001/10 – ANEEL, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to Substation Cerquilho III, amounted to R$ 43,182 at March 31, 2012.

8 Other Receivables

		Consolidated
	03.31.2012	12.31.2011
Current assets
Services in progress, net	103,559	71,256
Advance payments to employees	31,888	11,588
Partnership in consortiums	29,410	29,483
Decommissioning in progress	10,775	9,359
Advance payments to suppliers	9,736	7,162
Lease of the Araucária pow er plant	8,601	2,730
Advance payments for judicial deposits	6,857	3,514
Services provided to third parties	6,166	5,735
Purchase of fuel by CCC	4,877	6,875
Disposal of property and rights	4,861	4,928
Installment plan for Onda Provedor de Serviços	4,348	4,348
Employee salary granted - recoverable	2,841	2,884
Allow ance for doubtful debts	(8,553)	(8,351)
Other receivables	8,560	9,802
	223,926	161,313
Noncurrent assets
Advance payments to suppliers	11,626	11,982
Compulsory loans	3,097	3,044
Disposal of property and rights	2,007	2,007
Services in progress, net	1,903	-
Other receivables	129	-
	18,762	17,033

8.1 Service in progress

This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

8.2 Allowance for doubtful accounts

The allowance for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely.

9 Inventories

Consolidated	Operation/Maintenance
	03.31.2012	12.31.2011
Copel Geração e Transmissão	23,997	23,714
Copel Distribuição	74,108	69,579
Copel Telecomunicações	9,443	9,015
Compagas	1,594	1,491
UEG Araucária	4	3
	109,146	103,802

10 Income Tax, Social Contribution and Other Taxes

10.1 Income tax (IR) and social contribution (CSLL)

	Parent Company			Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Current assets
IR and CSLL paid in advance	109,421	131,567	317,584	678,745
IR and CSLL to be offset against	(680)	(1,025)	(104,919)	(451,730)
IRRF on JSCP to be offset against liability	-	(11,634)	-	(11,634)
	108,741	118,908	212,665	215,381
Noncurrent assets
IR and CSLL paid in advance	-	-	19,568	18,714
	-	-	19,568	18,714
Current liabilities
IR and CSLL due	680	4,954	192,895	603,520
IR and CSLL to be offset against	(680)	(1,025)	(104,919)	(451,730)
	-	3,929	87,976	151,790

Amounts recorded as corporate income tax (IRPJ) and social contribution (CSLL) paid in advance refer to amounts paid in advance and corporate tax return (DIPJ) credits, which are offset against the respective taxes payable by each company, pursuant to the Brazilian tax legislation.

10.2 Deferred income tax and social contribution

Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

10.2.1 Variations in deferred income tax and social contribution

Parent Company	Balance as of January 1, 2012	Recognized in incom e	Recognized in other com prehensive income	Balance as of March 31, 2012
Noncurrent assets
Tax losses and negative tax basis	-		-
Provisions for legal claims	100,819	1,289	-	102,108
Allow ance for doubtful debts	1,478	-	-	1,478
Amortization - concession	17,829	64	-	17,893
Provision for financing	4,756	-	-	4,756
Interest on ow n capital	16,666	-	-	16,666
Others	91	(154)	-	(63)
	141,639	1,199	-	142,838
Noncurrent liabilities
Transitional tax system - RTT	-
Effects from applying CPC 38	7,962	(326)	405	8,041
Other temporary exclusions	-		-
Provisions for negative goodw ill	25,297	-	-	25,297
	33,259	(326)	405	33,338
	108,380	1,525	(405)	109,500

Parent Company	Balance as of January 1, 2011	Recognized in incom e	Recognized in other com prehensive Income	Balance as of March 31, 2011
Noncurrent assets
Tax losses and negative tax basis	1,170	2,607	-	3,777
Other temporary additions	-		-
Provisions for legal claims	102,911	(3,028)	-	99,883
Allow ance for doubtful debts	1,478	-	-	1,478
Amortization - concession	17,573	64	-	17,637
Provision for financing	3,659	-	-	3,659
Interest on ow n capital	17,966	-	-	17,966
Outros	-	88	-	88
	144,757	(269)	-	144,488
Noncurrent liabilities
Temporary exclusions	-	-	-
Provisions for negative goodw ill	25,297	-	-	25,297
	25,297	-	-	25,297
	119,460	(269)	-	119,191

Consolidated	Balance as of January 1, 2012	Recognized in income	Recognized in other comprehensive income	Balance as of March 31, 2012
Noncurrent assets
Tax losses and negative tax basis	2,486	-	-	2,486
Private pension and health plans	154,108	4,206	-	158,314
Transitional tax system - RTT	16,142	3,483	-	19,625
Other temporary additions
Provisions for legal claims	346,697	15,608	-	362,305
Allow ance for doubtful debts	43,407	2,847	-	46,254
Amortization - concession	36,173	64	-	36,237
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	4,756	-	-	4,756
Provision for energy purchases	99,567	(10,057)	-	89,510
Provision for profit sharing	17,182	3,268	-	20,450
Interest on ow n capital	16,666	-	-	16,666
Others	1,074	5,475	-	6,549
	745,180	24,894	-	770,074
Noncurrent liabilities
Transitional tax system - RTT	-
Effects from applying CPC 27 - Deemed cost	758,473	(8,178)	-	750,295
Effects from applying ICPC 01	125,450	(3,016)	(3,095)	119,339
Effects from applying CPC 38	7,962	(326)	793	8,429
Other temporary exclusions
Capitalization of financial charges	5,356	-	-	5,356
Provisions for negative goodw ill	25,297	-	-	25,297
Gas supply	5,372	(447)	-	4,925
	927,910	(11,967)	(2,302)	913,641
	(182,730)	36,861	2,302	(143,567)

Consolidated	Balance as of January 1, 2011	Recognized in income	Recognized in other comprehensive incom e	Balance as of March 31, 2011
Noncurrent assets
Tax losses and negative tax basis	10,966	2,607	-	13,573
Private pension and health plans	135,384	3,367	-	138,751
Other temporary additions
Provisions for legal claims	290,385	(5,980)	-	284,405
Allow ance for doubtful debts	24,477	1,734	-	26,211
Amortization - concession	35,917	64	-	35,981
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	3,659	-	-	3,659
Provision for energy purchases	-	85,721	-	85,721
Others	-	10,041	-	10,041
	507,710	97,554	-	605,264
Noncurrent liabilities
Transitional tax system - RTT	-
Effects from applying CPC 27 - Deemed cost	802,556	(13,096)	-	789,460
Effects from applying ICPC 01	47,607	29,047	(846)	75,808
Other temporary exclusions
Capitalization of financial charges	4,595	(55)	-	4,540
Provisions for negative goodw ill	25,297	-	-	25,297
Gas supply	7,163	(448)	-	6,715
	887,218	15,448	(846)	901,820
	(379,508)	82,106	846	(296,556)

10.2.2 Realization of deferred tax credits

Tax credits related to the pension and healthcare plans are realized according the movement of the related accrual based on the actuarial valuation conducted annually by an independent actuary, pursuant to the rules set forth in CVM Resolution no. 600/2009. Deferred taxes on all other accruals will be realized as judicial rulings are issued and regulatory assets are realized.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, without expiration period.

The Company’s Board of Directors and Fiscal Council have examined and approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, which points out to the realization of deferred taxes.

As estimates of future taxable income, the realization of deferred taxes is presented below:

	Parent Company			Consolidated
Estimated Realizable Am ount		Actual Realized Am ount	Estim ated Realizable Am ount	Estim ated Realizable Amount	Actual Realized Amount	Estimated Realizable Am ount
2011	4,174	1,585	-	178,211	111,734	-
2012	-	-	20,685	-	-	195,852
2013	-	-	3,685	-	-	31,810
2014	-	-	3,685	-	-	21,931
2015	-	-	2,977	-	-	233,972
2016	-	-	4,080	-	-	31,404
2017 to 2019	-	-	1,203	-	-	779
2020 to 2022	-	-	1,203	-	-	32,749
after 2022	-	-	71,982	-	-	(692,064)
	4,174	1,585	109,500	178,211	111,734	(143,567)

10.3 Other recoverable taxes and other taxes due

			Parent Company		Consolidated
			03.31.2012	12.31.2011	03.31.2012	12.31.2011
Current assets
Recoverable ICMS (VAT) (10.3.1)			-	-	40,887	40,845
Recoverable PIS/Pasep and Cofins taxes			-	-	60,364	60,486
PIS/Pasep and Cofins to be offset against liabiliti			-	-	(48,729)	(51,411)
Other recoverable taxes			11	-	458	437
			11	-	52,980	50,357
Noncurrent assets
Recoverable Federal Taxes			-	-	11	11
ICMS (VAT) payable (10.3.1)			-	-	73,074	76,166
Recoverable income tax w ithheld on finance inv			-	-	3,780	1,735
			-	-	76,865	77,912
Current liabilities
ICMS (VAT) payable			-	-	208,857	193,808
PIS/Pasep and Cofins payable			-	12,846	66,272	74,579
PIS/Pasep and Cofins to be offset against asset			-	-	(48,729)	(51,411)
Tax Recovery Programs (10.3.2)			7,052	27,628	9,501	37,221
IRRF on JSCP			-	11,634	-	31,027
IRRF on JSCP to be offset against assets			-	(11,634)	-	(11,634)
Other taxes			298	911	8,278	14,867
			7,350	41,385	244,179	288,457
Noncurrent liabilities
ICMS (VAT) payable			-	-	34	152
			-	-	34	152

10.3.1 Recoverable ICMS (VAT)

Of the amounts recorded as recoverable ICMS (VAT), R$ 99,874 refers to credits from the acquisition of property, plant and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate of 1/48 pursuant to Supplemental Law no. 102, dated July 11, 2000.

10.3.2 Tax recovery programs

	Parent Com pany
	Debt am ount	Benefits Law 11,941	Tax loss carryforw ard	Selic interest	Corrected debt value	Antecipation	corrected debt
Law 11,941/09
Cofins Rescission Claim	229,933	(80,927)	-	18,709	167,715	(160,686)	7,029
INSS	311	(93)	-	42	260	(237)	23
	230,244	(81,020)	-	18,751	167,975	(160,923)	7,052

	Consolidated
	Debt am ount	Benefits Law 11,941	Tax loss carryforw ard	Selic interest	Corrected debt value	Antecipation	corrected debt
Law 11,941/09
IRPJ	43,256	(8,898)	(3,123)	3,353	34,588	(33,203)	1,385
CSLL	5,925	(1,460)	(428)	633	4,670	(4,531)	139
Cofins	43,198	(9,633)	(3,118)	3,550	33,997	(33,118)	879
PIS/Pasep	8,893	(1,992)	(642)	415	6,674	(6,628)	46
Cofins Rescission Claim	229,933	(80,927)	-	18,709	167,715	(160,686)	7,029
INSS	311	(93)	-	42	260	(237)	23
	331,516	(103,003)	(7,311)	26,702	247,904	(238,403)	9,501

The effect on profit or loss for the three-month period ended March 31, 2012, recorded as financial expenses was R$ 445 on the Parent Company and R$ 599 on Consolidated (Note 29).

Installment Plan – Law no. 11,941/09

Pursuant to a ruling by the 4th District Federal Court, which became final on August 18, 1998, Copel was granted immunity from the levy of COFINS tax on power sales. Even though this ruling was final, the Federal Revenue Service (RFB) issued Copel two notices for failure to collect COFINS tax: on February 19, 2002, notice no. 10980.000932/2002-90, for fiscal year 1997, and on August 22, 2003, notice no. 10980.007831/2003-21, for the first three quarters of 1998. Simultaneously, it filed a lawsuit requesting the cancellation of the immunity ruling, which, after a long legal battle regarding the lapse of RFB's right to dispute the ruling, has been submitted to 4th District Federal Court for judgment on the merits. Copel has thus reclassified the corresponding risk of loss as probable, since there’s consolidated legal precedent in favor of the federal government.

Due to the risk classification of this action as a probable loss, the Company had recorded a provision in the amount of R$ 184,464, comprising R$ 61,872 in principal and R$ 122,165 in Selic interest. Considering the level of risk of this action as probable, the Company chose to include it in the scheme for payment in installments established by Law 11,941 of May 27, 2009, with payment in 30 installments, considering the benefits of a reduction in the charges on arrears. Accordingly, the total debt, with the increase of a fine on arrears in the amount of R$ 12,375, now becameR$ 196,839.

On June 29, 2011, the Brazilian Federal Revenue Department consolidated the debt, in which the difference of the ex-officio fine was included only in the notice of infraction related to 1998, and additional interest in the amount of R$ 33,094. Accordingly, the total amount of the debt now became R$ 229,933. After the consolidation of this debt, considering the benefits of a decrease in charges on arrears of R$ 80,927, the debt related to the rescissory action now became R$ 149,006.

Debts of the National Institute of Social Security (INSS) referring to the Tax Notification of Issuing of Debt no. 35.273.873-1 were also included in the consolidation in the amount of R$ 311, which when the benefits of payment in installments were included, results in a debt of R$ 218.

Accordingly, the Company's total debt included in the payment in installments is R$ 149,224. Considering the Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the abovementioned law until March 31, 2012 in the amount of R$ 18,752, and also considering prepayments in the amount of R$ 160,924, the balance of the debt amounts to R$ 7,052.

With respect to Copel Distribuição, tax debts referring to income tax (IRPJ) and social contribution on net income (CSLL) for February 2004 and to income tax for December 2007, March and April 2008, which total R$ 49,181, were included in the aforementioned payment in installments. These taxes were settled in their respective accrual periods through Declarations of Offsetting (Dcomp), which were not ratified by the Federal Revenue Department. Furthermore, in the same scheme for payment in installments debts related to the review of the calculation basis for PIS/Pasep and COFINS from 2005 to 2008, which after consolidation amounted to R$ 52,091, were included. The benefits of the decrease in the charges on arrears granted by Law 11,941/09, in the scheme for payment in 30 installments, amount to R$ 21,983. In the consolidation of the debt before the Federal Revenue Department, tax loss carry forwards and the negative calculation base of CSLL were used for settlement of part of the charges on arrears in the amount of R$ 7,311.

Accordingly, the total debt of Copel Distribuição included in the scheme for payment in installments is R$ 71,978. With the addition of Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the abovementioned law until March 31, 2012 in the amount of R$ 7,951, and also considering prepayments in the amount of R$ 77,480, the balance of the debt amounts to R$ 2,449.

Copel has rigorously fulfilled its obligations in connection with these installment plans.

10.4 Reconciliation of the provision for income tax and social contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	Parent Com pany		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Incom e before IRPJ and CSLL	313,280	379,750	476,214	578,137
IRPJ and CSLL (34%)	(106,515)	(129,115)	(161,913)	(196,567)
Tax effects on:
Interest on ow n capital		-		-
Dividends	-	6	-	6
Equity in income	107,360	128,840	5,728	4,958
Finam		-		-
Non deductible expenses		-	(2,684)	(1,642)
Tax benefits Law 11,941/09		-		-
Tax incentives	-	-	1,445	229
Interest on ow n capital - Provision		-		-
Others	-	-	955	(292)
Current IRPJ and CSLL	(680)	-	(193,330)	(274,966)
Deferred IRPJ and CSLL	1,525	(269)	36,861	81,658
Actual rate - %	-0.3%	0.1%	32.9%	33.4%

11 Prepaid Expenses

	Consolidated
	03.31.2012	12.31.2011
Current assets
Program of incentive to alternative energy sources - Proinfa	11,763	36
Insurance premiums	2,805	4,527
Other	18	25
	14,586	4,588
Noncurrent assets
Costs of financial transactions - mutual	14,286	-
Other	192	190
	14,478	190

12 Judicial Deposits

	Parent Com pany		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Taxes claim s	222,942	222,847	285,967	226,566
Labor claim s	-	-	77,126	72,873
Civil
Suppliers	-	-	92,853	92,853
Civil	-	-	25,229	24,706
Easements	-	-	6,823	6,823
Customers	-	-	2,367	2,289
	-	-	127,272	126,671
Others	-	-	4,707	4,707
	222,942	222,847	495,072	430,817

The change in the balance of judicial tax deposits relates to the deposit made by Copel Distribuição, in order to revoke assessment notice 6432974-0, issued by Paraná State, demanding payment of the ICMS tax on the rate subsidy afforded to low-income residential customers.

13 Receivable from related parties

	Parent Com pany		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Associated com panies
Dividends and/or interests on ow n capital
Dona Francisca Energética	2,303	2,303	2,303	2,303
Sanepar	-	-	15,603	15,603
.	2,303	2,303	17,906	17,906
Subsidiaries
Dividends and/or interests on ow n capital
Copel Geração e Transmissão	523,130	600,659	-	-
Copel Distribuição	508,695	508,695	-	-
Copel Telecomunicações	20,649	20,649	-	-
Compagas	3,929	3,927	-	-
Elejor	2,591	2,592	-	-
Centrais Eólicas do Paraná	306	-	-	-
Dominó Holdings	14,184	14,184	-	-
	1,073,485	1,150,706	-	-
Financing tranferred - STN
Copel Distribuição (13.1)	57,416	58,427	-	-
	57,416	58,427	-	-
Loan contract
Copel Distribuição (13.2)	808,452	781,031	-	-
Elejor (13.3)	289,062	305,936	-	-
Dominó (13.4)	318	-	-	-
	1,097,832	1,086,967	-	-
	2,231,036	2,298,403	17,906	17,906
Current assets - Dividends receivable	1,075,788	1,153,009	17,906	17,906
Non current assets	1,155,248	1,145,394	-	-

13.1 Financing transferred – STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they also remain registered in the parent company.

This financing is transferred and incurs the same charges assumed by the Company and is reported separately, as receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 19.1).

13.2 Loan Contract - Copel Distribuição

On February 09, 2012, ANEEL approved the loan contract agreed between the Company (lender) and Copel Distribuição (borrower), for the amount of R$ 800,000. The loan is for a period of two years, bearing interest of 109.41% of the DI rate. The allocation of resources was the discharge of the obligations of the loan agreement signed on February 27, 2007 and paid on February 23, 2012.

13.3 Loan Contract – Elejor

On April 7, 2004, a loan contract was signed between Copel (lender) and Elejor (borrower), for the purpose of guaranteeing the continuity of the project to construct the Fundão – Santa Clara Hydroelectric Energy Complex, approved by the regulatory agency, through dispatch ANEEL no. 2876 of December 5, 2006, it started being remunerated by the TJLP interest rate plus a fixed rate of 4.5% p.a.

As deliberated on the 36th Extraordinary general meeting of December 9, 2010 of Elejor, after paying/returning the advance for future capital increase, the company started paying the abovementioned loan contract at October, 2011.

13.4 Loan Contract - Dominó Holdings

On March 19, 2012, was approved in Board Meeting, loan agreement, signed between the Company (lender) and Domino Holding S / A, (borrower), of R$ 315 plus taxes and duties imposed, with a deadline return up to August 1, 2012 and interest equivalent to the CDI plus 1.5% p.a., calculated on a pro rata basis. This value was requested by Dominó, to cover budget expenditures planned for the first half of 2012, on a proportional participation basis on the capital of that jointly controlled.

14 Investments

14.1 Changes in investments

Parante Company	Balance as of January 1, 2012	Shareholders equity	Equity evaluation adjustm ents	Investment(1)/ Afac(2)		Amortization of concession rights	Proposed dividends and JCP	Balance as of March 31, 2012
Associated com panies
Sercomtel (NE nº 14.2.2)	70,341	(2,135)	-	-		-	-	68,206
Dona Francisca Energética	53,061	1,913	-	-		-	-	54,974
Foz do Chopim Energética	17,402	2,474	-	-		-	(2,146)	17,730
Carbocampel	1,307	(16)	-	143	(2)	-	-	1,434
Dois Saltos	300	-	-	-		-	-	300
Copel Amec	165	3	-	-		-	-	168
	142,576	2,239	-	143		-	(2,146)	142,812
Subsidiaries
Copel Geração e Transmissão	5,739,789	166,910	752	-		-	-	5,907,451
Copel Distribuição	3,665,835	114,673	(6,007)	-		-	-	3,774,501
Copel Telecomunicações	287,740	8,818	-	-		-	-	296,558
UEG Araucária	127,445	513	-	-		-	-	127,958
Compagas	105,305	2,814	-	-		-	-	108,119
Elejor	33,170	5,607	-	-		-	-	38,777
Elejor - direito de concessão	18,289	-	-	-		(188)	-	18,101
Centrais Eólicas do Paraná	1,225	13	-	-		-	(306)	932
	9,978,798	299,348	(5,255)	-		(188)	(306)	10,272,397
Joint ventures
Dominó Holdings	345,953	14,276	-	-		-	-	360,229
Cutia	4,310	(98)	-	1,384	(1)	-	-	5,596
Cutia - direito de concessão	5,809	-	-	-		-	-	5,809
	356,072	14,178	-	1,384		-	-	371,634
Other investments
Finam (14.4.1)	2,267	-	-	-		-	-	2,267
Finor (14.4.1)	613	-	-	-		-	-	613
Investco S.A.	8,345	-	-	-		-	-	8,345
Advance w ith the purpose of future
investment (14.4.2)	38,945	-	-	6,728	(1)	-	-	45,673
Other investments	6,496	-	1,190	-		-	-	7,686
	56,666	-	1,190	6,728		-	-	64,584
	10,534,112	315,765	(4,065)	8,255	-	(188)	(2,452)	10,851,427
(1) Contribution for purchase of investments (2) Afac - Advance for future capital increase

Parante Com pany	Balance as of January 1, 2011	Shareholders' equity	Equity evaluation adjustments	Afac and (dev. Afac)	Am ortization of concession rights	Proposed dividends and JCP	Monetary variation	Prov. p/ for losses	Write-off	Balance as of March 31, 2011
Associated com panies
Sercomtel Telecomunicações	72,464	1,946	-	-	-	-	-	-		74,410
Dona Francisca	50,161	1,813	-	-	-	(17)	-	-	-	51,957
Foz do Chopim	17,086	2,697	-	-	-	(3,076)	-	-	-	16,707
Carbocampel	1,224	(6)	-	110	-	-	-	-	-	1,328
Dois Saltos	300	-	-	-	-	-	-	-	-	300
Copel Amec	156	2	-	-	-	-	-	-	-	158
Escoelectric	37	(378)	-	-	-	-	-	-	-	(341)
	141,428	6,074	-	110	-	(3,093)	-	-	-	144,519
Subsidiaries
Copel Geração e Transm.	5,726,083	183,936	-	-	-	-	-	-	-	5,910,019
Copel Distribuição	3,316,811	163,569	(1,642)	-	-	-	-	-	-	3,478,738
Copel Telecomunicações	241,362	10,238	-	-	-	-	-	-	-	251,600
UEG Araucária	128,846	(124)	-	-	-	-	-	-	-	128,722
Compagas	99,286	4,702	-	-	-	-	-	-	-	103,988
Elejor	96,751	2,230	-	(21,056)	-	-	-	-	-	77,925
Elejor - direito de concessão	19,044	-	-	-	(188)	-	-	-	-	18,856
Centrais Eólicas do Paraná	1,185	90	-	-	-	(270)	-	-	-	1,005
	9,629,368	364,641	(1,642)	(21,056)	(188)	(270)	-	-	-	9,970,853
Joint ventures
Dominó Holdings	325,342	8,243	-	-	-	-	-	-	-	333,585
	325,342	8,243	-	-	-	-	-	-	-	333,585
Other investments
Finam (14.4.1)	2,456	-	-	-	-	-	-	-	-	2,456
Finor (14.4.1)	769	-	-	-	-	-	-	-	-	769
Investco S.A.	7,903	-	-	-	-	-	-	-	-	7,903
Other investments	1,344	-	-	-	-	-	-	-	-	1,344
	12,472	-	-	-	-	-	-	-	-	12,472
	10,108,610	378,958	(1,642)	(20,946)	(188)	(3,363)	-	-	-	10,461,429

Consolidated	Balance as of January 1, 2012	Shareholders equity	Equity evaluation adjustm ents	Investment(1)/ Afac(2)		Proposed dividends and JCP	Amortization of concession rights	Balance as of March 31, 2012
Subsidiaries
Sanepar	344,439	14,608	-	-		-	(183)	358,864
Sercomtel Telecomunicações	70,341	(2,135)	-	-		-	-	68,206
Dona Francisca	53,061	1,913	-	-		-	-	54,974
Foz do Chopim	17,402	2,474	-	-		(2,146)	-	17,730
Carbocampel	1,307	(16)	-	143	(2)	-	-	1,434
Dois Saltos Empreend.	300	-	-	-		-	-	300
Copel Amec	165	3	-	-		-	-	168
	487,015	16,847	-	143		(2,146)	(183)	501,676
Other investments
Finam (14.4.1)	2,267	-	-	-		-	-	2,267
Finor (14.4.1)	613	-	-	-		-	-	613
Investco S.A.	8,345	-	-	-		-	-	8,345
Assets for future use	4,290	-	-	-		-	-	4,290
Advance w ith the purpose of future
investment (14.4.2)	38,945	-	-	6,728	(1)	-	-	45,673
Other investments	7,683	-	1,190	-		-	-	8,873
	62,143	-	1,190	6,728		-	-	70,061
	549,158	16,847	1,190	6,871		(2,146)	(183)	571,737
(1) Contribution for purchase of investments (2) Afac - Advance for future capital increase

Consolidated	Balance as of January 1, 2011	Shareholders' equity	Investment and Afac	Proposed dividends and JCP	Amortization of concession rights	Balance as of March 31, 2011
Subsidiaries
Sanepar	323,814	8,526	-	-	(183)	332,157
Dona Francisca	50,161	1,813	-	(17)	-	51,957
Sercomtel Telecomunicações	72,464	1,946	-	-	-	74,410
Foz do Chopim	17,086	2,697	-	(3,076)	-	16,707
Carbocampel	1,224	(6)	110	-	-	1,328
Dois Saltos	300	-	-	-	-	300
Copel Amec	156	2	-	-	-	158
Escoelectric	37	(378)	-	-	-	(341)
	465,242	14,600	110	(3,093)	(183)	476,676
Other investm ents
Finam (14.4.1)	2,456	-	-	-	-	2,456
Finor (14.4.1)	769	-	-	-	-	769
Investco S.A.	7,903	-	-	-	-	7,903
Assets for future use	4,538	-	-	-	-	4,538
Other investments	2,542	-	1	-	-	2,543
	18,208	-	1	-	-	18,209
	483,450	14,600	111	(3,093)	(183)	494,885

14.2 Main information about the controlled companies

Copel’s wholly owned subsidiaries are: Copel Geração e Transmissão S.A., Copel Distribuição S.A. and Copel Telecomunicações S.A.

The other companies controlled by Copel are: Companhia Paranaense de Gás - Compagas (51% Copel), Elejor - Centrais Elétricas do Rio Jordão S.A. (70% Copel), UEG Araucária Ltda. (20% Copel and 60% Copel Geração e Transmissão), Centrais Eólicas do Paraná Ltda. (30% Copel and 70% Copel Geração e Transmissão).

On December 28, 2006, UEG Araucária agreed the “Contract for Leases and Other Agreements” with Petróleo Brasileiro S.A. - Petrobras, a non controlling partner, for the leasing of plant, extended in various stages until December 31, 2011, with clauses that provide for the possibility of anticipated rescission by UEG Araucária, in the event it participates in energy auctions organized by ANEEL. This contract provides for the use, by Petrobras, of the Plant Complex for generating energy at its own expense, with UEG Araucária entitled to the lease income consisting of fixed and variable installments defined in the contract.

The shared controls derive from agreements between the shareholders that do not take the size of their interests into account. Copel has the following joint ventures: Dominó Holdings S.A. (45% of Copel), Costa Oeste Transmissora de Energia S.A. (51% of Copel Geração e Transmissão), Marumbi Transmissora de Energia S.A. (80% of Copel Geração e Transmissão), Transmissora Sul Brasileira de Energia S.A. (20% of Copel Geração e Transmissão), Cutia Empreendimentos Eólicos SPE S.A. (49.9% of Copel), Caiuá Transmissora Energia S.A. (49% of Copel Geração e Transmissão) e Integração Maranhense Transmissora (49% of Copel Geração e Transmissão).

14.3 Main information on the joint venture

14.3.1 Main groups of assets, liabilities and results of jontly controlled

Balance as of March 31, 2012	Dominó		Costa Oeste		Marumbi		Sul Brasileira		Cutia
	Adjusted balance(1)	Share (45%)	Original Balance	Share (51%)	Original Balance	Share (80%)	Original Balance	Share (20%)	Original Balance	Share (49,9%)
Assets	832,782	374,751	422	215	10	8	4,010	802	11,381	5,679
Current assets	35,096	15,793	211	107	10	8	4,010	802	1,065	531
Noncurrent assets	797,686	358,958	211	108	-	-	-	-	10,316	5,148

Liabilities	832,782	374,751	422	215	10	8	4,010	802	11,381	5,679
Current liabilities	31,559	14,201	38	19	-	-	-	-	89	44
Noncurrent liabilities	714	321	135	69	-	-	4,000	800	2,852	1,423
Shareholders' equity	800,509	360,229	249	127	10	8	10	2	8,440	4,212

Statem ent of incom e
Operational expenses	(739)	(333)	(173)	(88)	-	-	-	-	(211)	(104)
Financial income	2	1	6	3	-	-	-	-	13	6
Equity in income of subsidiaries	32,461	14,608	-	-	-	-	-	-	-	-
Income tax and social contribution	-	-	57	29	-	-	-	-	-	-
PROFIT (LOSS) FOR THE PERIOD	31,724	14,276	(110)	(56)	-	-	-	-	(198)	(98)
(1) Balances adjusted to accounting practices

14.4 Main information on related affiliates

03.31.2012	Main activity	Assets (1)	Liabilities (1)	Shareholders' equity (1)	Revenues	Net income (loss) (1)	Part. Group %
Cia. Saneamento do Paraná - Sanepar (14.2.1)	Basic sanitation	2,559,620	1,530,513	1,029,107	215,475	42,039	34.75
Sercomtel S.A. Telecomunicações	Telecomunications	268,404	116,837	151,567	31,951	(2,379)	45.00
Foz do Chopim Energética Ltda.	Energy	52,170	2,603	49,567	6,917	6,918	35.77
Dona Francisca Energética S.A.	Energy	309,625	70,922	238,703	21,052	8,304	23.03
Sercomtel Celular S.A.	Telecomunications	20,625	37,331	-	6,111	(1,529)	45.00
Dois Saltos Empreend. de Ger. de Energia Elétrica Ltda.	Energy	1,350	350	1,000	-	-	30.00
Copel Amec S/C Ltda.	Serv. and consulting	353	2	351	-	3	48.00
Carbocampel S.A.	Serv. and consulting	3,669	1,259	2,410	-	(32)	49.00
Escoelectric Ltda.	Serv. and consulting	2,752	5,704	(2,952)	-	(28)	40.00
(1) Balances adjusted to accounting practices

14.4.1 Sanepar

In 1998, the acquisition of shares in Sanepar by Dominó Holdings S.A. generated the concession right for the total amount of R$ 24,316, which at March 31, 2012 reported a balance of R$ 2,837. Copel’s proportional investment (45%), in this balance corresponded to R$ 1,276 and is being amortized over 15 years, as from 1999, at the rate of R$ 61 per month, and the amount registered to profit/loss for the three-month period ending March 31, 2012 was R$ 183 (R$ 183 in 2011).

14.4.2 Sercomtel

The completion of work on the recovery tests of our assets, which occurred in 2011, adopting, where applicable, the same assumptions mentioned in footnote Fixed Assets (Note 15.5) indicated with an adequate level of security that assets linked to related Sercomtel S.A. Telecommunications and Sercomtel S.A. presented above the recoverable amount of R$ 12,580 and R$ 6,195, respectively.There were no alterations during the three-month period ending March 31, 2012.

14.5 Other investments

14.5.1 Other investments classified as available for sale

In 2012, based on the average price negotiated in BMF&BOVESPA in March, 2012, Copel updated the market value for their investments in investment funds Fundo de Investimentos da Amazônia –Finam and in the Fundo de Investimentos do Nordeste – Finor:

	Quantity of quota	Average price in dez.2011 thousand shares)	Market Value Thousand R$
			03.31.2012
Finam	18,891,053	0.12	2,267
Finor	1,114,618	0.55	613
			2,880

Other investments in companies with shares traded in stock exchanges were updated based in their price as of March 30, 2012.

Com pany	Quantity of shares	Type	Listining on the stock exchange R$ per share	Market value R$ thousand
Tractebel Energia S.A.	180,888	ON	32.72	5,919
Eletrosul - Centrais Elétricas S.A.	14,195	ON	32.26	458
Telefônica Brasil S.A.	7,859	ON	50.98	401
Telefônica Brasil S.A.	675	PN	56.49	38
TIM Participações S.A.	11,804	ON	11.65	138
Cia. de Eletricidade do Estado da Bahia - Coelba	1,643	PNA	47.01	77
Centrais Elétricas do Pará S.A. - Celpa	7,464	PNA	9.95	74
Centrais Elétricas do Pará S.A. - Celpa	1,057	PNB	9.00	10
Embratel Participações S.A.	2,476,773	ON	0.0092	23
Embratel Participações S.A.	301,949	PN	0.0092	3
Telebras - Telecomunicações Brasileiras S.A.	377	ON	39.55	15
Telebras - Telecomunicações Brasileiras S.A.	30	PN	14.30	-
Empresa Brasileira de Aeronáutica S.A.	14	ON	14.64	0
				7,155

14.5.2 Advance for future investment

In November, 2011, the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which holds corporate control of companies GE Olho D’Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A, which holds the concession grants of Centrais Geradoras Eólicas Olho D’Água, Boa Vista, Farol and São Bento do Norte, respectively, was signed. The contract will only be effective after approvals of the deal by ANEEL, by the Economic Defense Administrative Council – CADE and by the National Socio-Economic Development Bank – BNDES, which is the bank financing the funds necessary to the investment, construction and operation of the abovementioned wind power generation enterprises held by the controlled companies. The funds provided, which amount to R$ 45,674, were classified as an advance for future investment. In case the approvals are not obtained in the 6 months period starting from November 30, 2011, the seller is obliged to repay the funds adjusted by the variation of the National Prices Index – IGPM.

14.6 Financial statements of subsidiaries and the joint venture

Presented below are the balance sheet and statement of income as of March 31, 2012, reclassified for purposes of ensuring consistency of the account plan, of the controlled companies: Copel Geração e Transmissão (GET), Copel Distribuição (DIS), Copel Telecomunicações (TEL), Compagas (COM), Elejor (ELE), UEG Araucária (UEG), and others. In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form:

ASSETS 03.31.2012	GET	DIS	TEL	COM	ELE	UEG	Others
Total Assets	8,840,979	7,795,204	362,757	275,526	756,944	644,603	385,586
Current Assets	991,795	2,165,732	47,957	75,560	33,129	160,370	20,342
Cash and cash equivalents	135,645	563,901	11,484	37,568	14,639	21,814	4,489
Financial investments	342,650	28,942	-	-	428	127,761	-
Restricted financial investments - Pledges and related depos	1,961	5	-	629	-	-	-
Trade account receivable	299,093	1,157,203	18,101	34,440	17,864	-	-
Dividends receivable	717	-	-	-	-	-	15,603
CRC transferred to the State Government of Paraná	-	67,090	-	-	-	-	-
Accounts Receivable related to concession	90,455	-	-	-	-	-	-
Other receivables	90,680	119,849	1,988	611	21	8,601	28
Inventories	23,997	74,108	9,443	1,594	-	4	-
Income tax and social contribution	2,294	95,928	3,267	1	-	2,217	217
Other current taxes recoverable	3,007	46,092	3,469	428	-	(27)	-
Prepaid expenses	1,296	12,614	205	289	177	-	5
Noncurrent Assets	7,849,184	5,629,472	314,800	199,966	723,815	484,233	365,244
Long Term Assets	1,310,647	4,397,365	18,686	22,003	19,713	23,597	320
Financial investments	63,942	20,766	-	-	-	-	-
Restricted financial investments - Pledges and related depos	-	29,973	-	-	-	-	-
Trade account receivable	-	34,377	89	9,217	-	-	-
CRC transferred to the State Government of Paraná	-	1,275,193	-	-	-	-	-
Judicial deposits	20,122	250,252	1,024	301	88	249	94
Accounts Receivable related to concession	1,038,521	2,291,146	-	-	-	-	68
Advance to suppliers	-	-	-	11,626	-	-	-
Other receivables	2,366	4,641	-	-	-	-	129
Income tax and social contribution	-	-	-	-	-	19,568	-
Other current taxes recoverable	1,774	62,683	8,628	-	-	3,780	-
Deferred income tax and social contribution	183,922	414,048	8,945	667	19,625	-	29
Prepaid expenses	-	14,286	-	192	-	-	-
Investments	388,450	4,012	-	-	-	-	358,864
Property, plant and equipment	6,109,960	-	279,253	-	491,923	460,521	1,036
Intangible assets	40,127	1,228,095	16,861	177,963	212,179	115	5,024

LIABILITIES 03.31.2012	GET	DIS	TEL	COM	ELE	UEG	Outras
TOTAL LIABILITIES	8,840,979	7,795,204	362,757	275,526	756,944	644,603	385,586
CURRENT LIABILITIES	963,520	1,687,568	47,458	56,170	61,824	4,781	15,289
Payroll, social charges and accruals	54,228	154,379	13,487	3,088	149	92	20
Suppliers	201,749	497,387	8,913	41,803	2,237	2,943	55
Income tax and social contribution	67,980	11,128	-	1,423	6,651	794	-
Other tax liabilities	16,615	211,563	3,253	2,060	2,515	927	6
Loans and financing	44,890	18,566	-	-	-	-	-
Dividends payable	523,130	508,695	20,649	7,702	3,702	-	15,208
Post employment benefits	5,893	15,183	739	-	-	-	-
Customer charges payable	4,535	62,666	-	-	-	-	-
Research and development and energy efficiency	13,944	141,156	-	-	1,905	-	-
Payable related to concession - use of public property	619	-	-	-	44,041	-	-
Other accounts payable	29,937	66,845	417	94	624	25	-
NON CURRENT LIABILITIES	1,970,008	2,333,135	41,741	7,357	639,725	34	2,613
Associated and subsidiary companies	-	808,452	23,000	-	289,062	-	2,502
Suppliers	106,085	-	-	-	-	-	108
Tax liabilities	-	-	-	-	-	34	-
Deferred income tax and social contribution	820,019	55,360	-	4,924	-	-	-
Loans and financing	488,573	717,487	-	-	-	-	-
Post employment benefits	121,274	304,268	18,433	1,205	-	-	-
Research and development and energy efficiency	37,550	72,931	-	-	-	-	-
Payable related to concession - use of public property	25,503	-	-	-	350,072	-	-
Other accounts payable	-	-	-	53	-	-	3
Provisions for legal claims	371,004	374,637	308	1,175	591	-	-
SHAREHOLDERS' EQUITY	5,907,451	3,774,501	273,558	211,999	55,395	639,788	367,684
Capital	3,505,994	2,624,841	194,755	135,943	35,503	707,440	121,270
Equity evaluation Adjustments	1,415,001	2,650	-	-	-	-	3,803
Legal reserve	212,108	135,294	5,306	16,258	779	-	16,547
Profit retention reserve	145,364	883,575	62,685	43,851	11,103	-	-
Unrealized revenue reserve	-	-	-	10,428	-	-	212,087
Aditional proposed dividends	435,578	13,468	1,994	-	-	-	-
Accumulated profits (losses)	193,406	114,673	8,818	5,519	8,010	(67,652)	13,977

14.7 Consolidated income statement segregated by company

Aiming to enable analysis of outcome by type of expenditure, costs and expenses are presented in aggregate form. These statements represent the result of the activities of the three-month period ending March 31, 2012, excluding revenue from the equity of subsidiaries.

STATEMENT OF INCOME 03.31.2012	GET	DIS	TEL	COM	ELE	UEG	Outras
OPERATIONAL INCOME	529,608	1,426,698	41,677	74,280	49,684	12,801	54
OPERATING COSTS AND EXPENSES	(289,029)	(1,269,907)	(28,635)	(67,098)	(12,752)	(14,397)	(598)
Energy purchased for resale	(25,699)	(651,138)	-	-	(413)	-	-
Charges from use of grid system	(51,950)	(138,727)	-	-	(1,593)	(3,544)	-
Personnel and management	(52,242)	(155,688)	(12,840)	(3,905)	(464)	(248)	(58)
Private pension and healthcare plans	(9,842)	(27,597)	(1,956)	(304)	-	-	-
Materials	(3,618)	(10,464)	(859)	(232)	(44)	(42)	-
Raw material and supplies - energy porduction	(4,552)	-	-	-	-	(518)	-
Natural gas and supplies - gas operations	-	-	-	(49,801)	-	-	-
Third parties services	(18,850)	(75,869)	(4,248)	(3,010)	(1,863)	(1,595)	(144)
Depreciation and amortization	(65,163)	(50,380)	(6,655)	(3,175)	(7,249)	(8,281)	(235)
Provisions and reversals	(11,255)	(51,563)	(276)	(857)	-	-	-
Construction costs	(10,587)	(88,287)	-	(4,448)	-	-	-
Compensation for use of w ater resources	(24,195)	-	-	-	(774)	-	-
Other operational costs and expenses	(11,076)	(20,194)	(1,801)	(1,366)	(352)	(169)	(161)
EQUITY IN INCOME OF SUBSIDIARIES	1,514	-	-	-	-	-	14,608
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	242,093	156,791	13,042	7,182	36,932	(1,596)	14,064
Financial income	9,063	17,547	526	1,429	(24,132)	4,955	80
OPERATIONAL PROFIT	251,156	174,338	13,568	8,611	12,800	3,359	14,144
Income tax and social contribution	(91,686)	(82,555)	(5,384)	(3,952)	(8,273)	(794)	(6)
Deferred income tax and social contribution	7,440	22,890	634	860	3,483	-	29
PROFIT (LOSS) FOR THE PERIOD	166,910	114,673	8,818	5,519	8,010	2,565	14,167

15 Property, Plant and Equipment

15.1 Asset in service by account nature

Consolidated	Cost	Accumulated depreciation	Net book Value
			03.31.2012
Reservoirs, dams and aqueducts	7,108,618	(4,235,303)	2,873,315
Machinery and equipment	4,457,687	(2,300,147)	2,157,540
Buildings	1,375,685	(941,007)	434,678
Land	182,562	-	182,562
Vehicles	39,868	(28,931)	10,937
Furniture and tools	10,802	(7,959)	2,843
	13,175,222	(7,513,347)	5,661,875

Consolidated	Cost	Accumulated depreciation	Net book Value
			12.31.2011
Reservoirs, dams and aqueducts	7,108,618	(4,196,871)	2,911,747
Machinery and equipment	4,457,236	(2,261,433)	2,195,803
Buildings	1,375,685	(933,593)	442,092
Land	182,562	-	182,562
Vehicles	38,721	(28,738)	9,983
Furniture and tools	10,800	(7,847)	2,953
	13,173,622	(7,428,482)	5,745,140

15.2 Fixed Asset by company

Consolidated	Cost	Accumulated depreciation	Net book Value
			31.03.2012
In service
Copel Geração e Transmissão	11,462,590	(6,913,126)	4,549,464
Copel Telecomunicações	453,509	(283,467)	170,042
Elejor	590,106	(108,595)	481,511
UEG Araucária	664,878	(205,056)	459,822
Centrais Eólicas do Paraná	4,129	(3,099)	1,030
Cutia	10	(4)	6
	13,175,222	(7,513,347)	5,661,875
In progress
Copel Geração e Transmissão	1,560,496	-	1,560,496
Copel Telecomunicações	109,211	-	109,211
Elejor	10,412	-	10,412
UEG Araucária	699	-	699
	1,680,818	-	1,680,818
	14,856,040	(7,513,347)	7,342,693

Consolidated	Cost	Accumulated depreciation	Net book Value
			12.31.2011
In service
Copel Geração e Transmissão	11,463,047	(6,848,148)	4,614,899
Copel Telecomunicações	451,466	(276,901)	174,565
Elejor	590,092	(103,598)	486,494
UEG Araucária	664,878	(196,784)	468,094
Centrais Eólicas do Paraná	4,129	(3,047)	1,082
Cutia	10	(4)	6
	13,173,622	(7,428,482)	5,745,140
In progress
Copel Geração e Transmissão	1,354,363	-	1,354,363
Copel Telecomunicações	99,222	-	99,222
Elejor	9,916	-	9,916
UEG Araucária	482	-	482
	1,463,983	-	1,463,983
	14,637,605	(7,428,482)	7,209,123

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution no. 20/99, however, regulates the release of assets from the concessions of the public Electric energy utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession. For concession contracts of the use of public property (UBP) type, infrastructure usage restrictions are set forth in article 19 of ANEEL Decree no. 2003/96.

15.3 Changes in Property, Plant and Equipment

	Fixed asset
Balances	In service	In progress	Consolidated
As of January 1, 2012	5,745,140	1,463,983	7,209,123
Investment program	-	216,804	216,804
Provisão para litígios	-	2,159	2,159
Fixed assets for projects	2,124	(2,124)	-
Depreciation quotas to profit and loss	(84,957)	-	(84,957)
Depreciation quotas - Pasep/Cofins credits	(426)	-	(426)
Write off	(6)	(4)	(10)
As of March 31, 2012	5,661,875	1,680,818	7,342,693

	Fixed asset
Balances	In service	In progress	Consolidated
As of January 1, 2011	6,015,235	648,710	6,663,945
Investment program	-	143,722	143,722
Fixed assets for projects	1,993	(1,993)	-
Depreciation quotas to profit and loss	(82,347)	-	(82,347)
Depreciation quotas - Pasep/Cofins credits	(39)	-	(39)
Write off	(385)	(3)	(388)
As of March 31, 2011	5,934,457	790,436	6,724,893

15.4 Depreciation Rates

	Depreciation rates (%)
	03.31.2012	12.31.2011
Generation
General equipment	6.08	9.73
Generators	3.12	3.09
Reservoirs, dams and headrace channel	2.00	2.00
Hidraulic turbines	2.47	2.47
Gas and steam turbines	4.00	5.00
Water cooling and treatment facilities	5.00	5.00
Gas conditioning equipament	5.00	5.00
Central adm inistration
Buildings	3.33	4.00
Office machinery and equipment	6.25	10.00
Furniture and tools	6.25	10.00
Vehicles	14.29	20.00
Telecom munications
Transmission equipment	7.70	7.70
Terminal equipment	10.50	10.50
Infrastructure	6.30	6.30

The Company, when applicable, uses the depreciation rates set by the regulatory agency, in light of the right to reimbursement at the end of the concession contract.

Depreciation rates have changed due to revised the useful lives taken by the Regulatory Agency (ANEEL), as Ruling no. 474/2012 of February 07, 2012.

The average rate for machinery and equipment is 2.85%.

15.5 Impairment of assets

The Company’s practice is to evaluate and periodically monitor the impairment of its assets. Accordingly, and considering the ruling in Technical Pronouncement CPC 01/IAS 36 – Impairment of Assets, if there is clear evidence that the Company has assets that are registered for amounts that are not recoverable, or whenever events or changes in circumstances indicate that the book value may unrecoverable in the future, the Company must immediately account for such discrepancies by means of a provision for losses.

The time horizon for the analysis takes into consideration the maturity date of each concession.

The assumptions that sustain the conclusions of the impairment tests are presented in note 15.5 of the Annual financial statements at December 31, 2011. During the quarter, there were no events that required new tests to be performed.

15.6 Consórcio Energético Cruzeiro do Sul – Mauá HPP

Consórcio Energético Cruzeiro do Sul is an independent power producer, owned by Copel Geração e Transmissão (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On October 10, 2006, at Auction of Power from New Projects 004/06, this company acquired the rights to the concession of the Mauá Hydroelectric Power Plant, which will feature 361 MW of installed capacity; the concession is valid for 35 years from the date of signature, which took place on July 3, 2007.

Expenditures in connection with Consórcio Energético Cruzeiro do Sul are recorded as property,

plant and equipment in progress, proportionally to Copel’s share in the consortium.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 350 MW and a secondary powerhouse rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social –BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of Copel's total expenditures in connection with that facility.

The Mauá Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a price of R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index (R$ 149.54/MWh as of March 31, 2012). A total of 192 average MW were sold, for supply starting in January 2011 for 30 years. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization.

The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/08. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008.

Due to a preliminary injunction in Civil Action no. 1999.7001.007514-6, which has delayed the beginning of construction work, thus delaying the beginning of commercial power generation by each generating unit, Copel will guarantee the power purchase agreements with its own power generation and with energy acquired through contracts in the Free Commercialization Environment – ACL.

The project shall enter commercial operation at the second semester of 2012

Expenditures in this project have been recorded under property, plant, and equipment, proportionally to the Company’s stake in the consortium. As of March 31, 2012, Copel Geração e Transmissão’s balance under property, plant and equipment related to this project was R$ 741,242.

Total expenses already owed to suppliers of equipment and services in connection with the Mauá Power Plant amounted to R$ 51,489 as of March 31, 2012 (R$ 31,011 as of December 31, 2011).

15.7 Colíder Hydroelectric Power Plant

On July 30, 2010, at ANEEL Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-UHE Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

Total estimated expenditures amount to approximately R$ 1,570,400 as of July 2010.

Copel has applied for financing from the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social or BNDES) for the Colíder Hydroelectric Power Plant.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$ 103.40/MWh, as of July 1, 2010, restated according to the variation of the IPCA inflation index (R$ 114.51/MWh as of March 31, 2012). A total of 125 average MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 average MW, after full motorization.

The service order for the beginning of the construction of the Colíder Hydroelectric Power Plant was signed on March 1, 2011. Following the determination of the Environmental Secretary of the State of Mato Grosso, the construction work was interrupted between the dates of September 20, 2011 and October 19, 2011. The activities of organizing and mobilizing equipments, construction workers and the infrastructure for the construction site continue. The first stage of the cofferdam is concluded and the services of execution of the second stage already started. The rock digging work in the assembly area and the spillway is concluded and the process of launching the structural concrete has already started. In the powerhouse, the digging work in currently under way. The common digging in the closing dam on the right bank. The temporary and definitive access to the right bank dam structures and to the power generation circuit continue in construction.

The expenditures in this venture are recorded in fixed assets account group. On March 31,2012, the balance in fixed assets in progress on the project totaled R$ 640,862.

Total expenses already owed to suppliers of equipment and services in connection with the Colíder Power Plant amounted to R$ 761,867 as of March 31, 2012.

15.8 Cavernoso II SHP

On August 26, 2010 at ANEEL Auction no. 07/10, Copel Geração e Transmissão S.A. sold the power output of the Cavernoso II SHP, a project with 19 MW of installed capacity located on the Cavernoso River, between the towns of Virmond and Candói, in the State of Paraná. On account of this sale, it obtained authorization to build and run the project for 35 years as of February 28, 2011, the date of publication of Ordinance no. 133 of the Ministry of Mines and Energy, issued on February 25, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main power plant rated 19 MW, which is enough to supply 50 thousand people.

Total estimated expenditures amount to approximately R$ 120,000 as of August 2010.

The Cavernoso II SHP’s power output was sold at a final price of R$ 146.99/MWh, as of August 1, 2010, restated according to the variation of the IPCA inflation index (R$ 162.72/MWh as of March 31, 2012). A total of 7.73 average MW were sold, for supply starting in November 2012 for 30 years. The project’s assured power, set forth under Ordinance no. 133 of the Ministry of Mines and Energy, dated February 25, 2011, is 10.56 average MW average.

The service order that authorizes the commencement of the mobilization and subsequent initiation of the construction works was signed on 04.18.2011. The civil works are ongoing, with the generator room and penstocks being concreted. The intake canal is still receiving a revetment with fine rock. The fill in the right bank is being constructed, with just 4 meters to go. Part of the substation's fill has been constructed and the resistivity assay has been conducted. Rock excavation was ongoing, in addition to the assembly of the trifurcation and metallic structure of the administrative building.

The expenses incurred on this venture are recorded under property, plant and equipment. As of March 31, 2012 the balance in property, plant and equipment in progress for the venture amounted to R$ 64,956

Total expenses already owed to suppliers of equipment and services in connection with the Cavernoso SHP amounted to R$ 38,348 as of March 31, 2012.

16 Intangible Assets

	Right to use software	Concession rights	Concession contracts	Accumulated amortization		Other	Consolidated
							03.31.2012
In service
Assets w ith finite useful life
Copel Geração e Transmissão	3,140	-	-	(2,341)	(1)	43	842
Copel Distribuição (16.1)	-	-	3,645,128	(2,957,925)	(2)	-	687,203
Copel Telecomunicações	5,936	-	-	(4,370)	(1)	-	1,566
Compagas (16.2)	4,053	-	199,597	(79,377)	(2)	-	124,273
Elejor (16.3)	-	-	263,920	(54,531)	(2)	-	209,389
UEG Araucária	230	-	-	(115)	(1)	-	115
Concession Right - Elejor (16.3)	-	22,626	-	(4,525)	(2)	-	18,101
Cutia (16.4)	-	5,809	-	-	(2)	-	5,809
	13,359	28,435	4,108,645	(3,103,184)		43	1,047,298
Assets w ith indefinite useful life
Copel Geração e Transmissão	-	-	-	-		18	18
Compagas	-	-	-	-		20	20
	-	-	-	-		38	38
	13,359	28,435	4,108,645	(3,103,184)		81	1,047,336
In progress
Copel Geração e Transmissão (16.5	11,461	-	26,122	-		1,684	39,267
Copel Distribuição (16.1)	-	-	724,612	-		-	724,612
Copel Telecomunicações	15,290	-	-	-		5	15,295
Compagas	-	-	53,670	-		-	53,670
Elejor	-	-	-	-		2,790	2,790
Cutia	-	-	-	-		5,024	5,024
	26,751	-	804,404	-		9,503	840,658
Special Liabilities
Copel Distribuição (16.6)	-	-	(363,319)	179,599		-	(183,720)
	-	-	(363,319)	179,599		-	(183,720)
1,704,274

(1) Annual amortization rate: 20%
(2) Amortization over the concession period

	Right to use software	Concession rights	Concession contracts	Accumulated amortization		Other	Consolidated
							12.31.2011
In service
Assets w ith finite useful life
Copel Geração e Transmissão	3,140	-	-	(2,281)	(1)	43	902
Copel Distribuição (16.1)	-	-	3,783,331	(2,895,710)	(2)	-	887,621
Copel Telecomunicações	5,936	-	-	(4,256)	(1)	-	1,680
Compagas (16.2)	4,053	-	199,932	(76,846)	(2)	-	127,139
Elejor (16.3)	-	-	263,920	(52,279)	(2)	-	211,641
UEG Araucária	230	-	-	(106)	(1)	-	124
Concession Right - Elejor (16.3)	-	22,626	-	(4,337)	(2)	-	18,289
Cutia (16.4)	-	5,809	-	-		-	5,809
	13,359	28,435	4,247,183	(3,035,815)		43	1,253,205
Assets w ith indefinite useful life
Copel Geração e Transmissão	-	-	-	-		18	18
Compagas	-	-	-	-		20	20
	-	-	-	-		38	38
	13,359	28,435	4,247,183	(3,035,815)		81	1,253,243
In progress
Copel Geração e Transmissão (16.5 10,430		-	26,120	-		1,686	38,236
Copel Distribuição (16.1)	-	-	599,794	-		-	599,794
Copel Telecomunicações	15,100	-	-	-		5	15,105
Compagas	-	-	48,677	-		-	48,677
Elejor	-	-	-	-		2,790	2,790
Cutia	-	-	-	-		4,913	4,913
	25,530	-	674,591	-		9,394	709,515
Special Liabilities
Copel Distribuição (16.6)	-	-	(407,556)	166,655		-	(240,901)
	-	-	(407,556)	166,655		-	(240,901)
1,721,857
(1) Annual amortization rate: 20% (2) Amortization over the concession period

Changes in Intangible Assets

	Concession contracts				Other
	In service	In progress	Special Liabilities		In service	In progress	Concession rights
Balance			In service	In progress				Consolidated
As of January 1, 2012	1,224,874	674,591	(200,444)	(40,457)	4,271	34,924	24,098	1,721,857
Investment program	-	147,276	-	-	-	1,340	-	148,616
Customers' financial participation	-	-	-	(2,054)	-	-	-	(2,054)
Aneel concession - use of public assets	-	610	-	-	-	-	-	610
Present value adjustment - Aneel concession	-	(608)	-	-	-	-	-	(608)
Transfer to receive accounts related to concession (Note nº 7.2)	(136,658)	(14,494)	45,688	603	-	-	-	(104,861)
Transfers to intangible assets in service	2,947	(2,947)	39	(39)	10	(10)	-	-
Amortization of quotas - concession and auto	(65,655)	-	9,941	-	(285)	-	(188)	(56,187)
Depreciation quotas - Pasep/Cofins credits	(5,750)	-	3,003	-	-	-	-	(2,747)
Write off	(328)	(24)	-	-	-	-	-	(352)
As of March 31, 2012	1,019,430	804,404	(141,773)	(41,947)	3,996	36,254	23,910	1,704,274

	Concession contracts				Other
	In service	In progress	Special Liabilities		In service	In progress	Concession rights
Balance			In service	In progress				Consolidated
As of January 1, 2011	1,353,133	639,950	(229,031)	(64,546)	2,323	28,082	19,043	1,748,954
Investment program	-	140,337	-	-	-	2,205	-	142,542
Customers' financial participation	-	-	-	(18,144)	-	-	-	(18,144)
Aneel concession - use of public assets	-	2,659	-	-	-	-	-	2,659
Present value adjustment - Aneel concession	-	(1,732)	-	-	-	-	-	(1,732)
Transfer to receive accounts related to concession (Note nº 7.2)	-	(93,341)	-	5,943	-	-	-	(87,398)
Transfers to intangible assets in service	29,695	(29,695)	(21,014)	21,014	515	(515)	-
Amortization of quotas - concession and auto	(63,395)	-	12,264	-	(149)	-	(188)	(51,468)
Depreciation quotas - Pasep/Cofins credits	(3,506)	-	733	-	-	-	-	(2,773)
Write off	(364)	-	-	-	(16)	-	-	(380)
As of March 31, 2011	1,315,563	658,178	(237,048)	(55,733)	2,673	29,772	18,855	1,732,260

16.1 Concession - Copel Distribuição

The intangible asset for the concession represents the right to exploit the construction services and the supply of energy services and will be recovered through consumption and consequent billing to customers.

ANEEL establishes the estimated economic useful life of each asset that makes up the energy distribution infrastructure, for purposes of tariff setting and also of assessment of the amount of compensation to be paid for revertible assets at the end of the concession's term. This estimate is reasonable and adequate for accounting and regulatory purposes and represents the best estimate of the assets’ economic useful lives accepted by the industry.

The amortization of intangible assets reflects the pattern of estimated accrual of the corresponding economic benefits by Copel Distribuição, with expectation of average amortization of 29% a year, limited to the term of the concession.

The residual amount of each asset remaining over the term of the concession is allocated as accounts receivables related to the concession (Note 7).

Due to the change of life established by the Regulatory Agency (ANEEL), by Ruling No. 474/2012 of February 07,2012, there was reduction of Intangible Assets of R$ 90,970, the asset transferred to the concession.

16.2 Compagas

These intangible assets are related to the construction of infrastructure and the acquisition of the necessary assets for the operation of gas distribution services and to the right to collect from customers for gas supply. The construction of infrastructure and the acquisition of assets are deemed service rendering by the granting authority.

Amortization of intangible assets reflects the standard expectation for the future economic benefits of the asset to be consumed by Compagas, with expected average amortization of 7.1% p.a., limited to the concession period, for gas pipelines built until December 31,2008 and 10% for other assets.

At the end of the concession, the assets related to gas distribution service shall revert to the granting authority, and Compagas shall be reimbursed for the investments made based on their amortized replacement value, assessed through an independent auditing company, based on the values to be determined then.

16.3 Elejor

Concession Contract

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract, and the corresponding liability has been amortized by payments. (Note 23 - Accounts payable related to concession – use of public property).

Concession Rights

The acquisition of the shares held by Triunfo Participações S.A., on December 18, 2003, resulted in total concession intangible asset of R$ 22,626, which presents balance of R$ 18,100 as of March 31, 2012, in the Parent Company. The straight line method of amortization of the concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statements of income as of March 31, 2012 was R$ 188 (R$ 188 in 2011).

16.4 Cutia

The acquisition resulted concession rights amounting to R$ 5,807, which will be amortized over the concession period, from the start of commercial operation of the project, scheduled for January 01,2015 for commitments resolutions by ANEEL. The concession period of wind farms is 30 years from the date of publication of resolutions autorizativas in the Official Gazette, which occurred on January 05, 2012.

16.5 Copel Geração e Transmissão

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract.

On March 31, 2012, the Group had R$ 12,385 (R$ 12,341 as of December 31, 2011) recorded in connection with the Mauá Power Plant Concession Contract and R$ 13,736 (R$ 13,779 as of December 31, 2011) recorded in connection with the Colíder Power Plant.

16.6 Special liabilities

Special liabilities comprise customers’ contributions, Federal Government budget grants, federal, state, and municipal funds, and special credits assigned to the investments in facilities related to a concession.

The scheduled date for settlement of these liabilities was the concession expiration date. ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, as amended by

Resolution no. 338, dated November 25, 2008, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic tariff review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. Amortization is calculated based on the same average depreciation rate of the corresponding assets.

16.7 Recoverable value of intangible asset (finite useful life)

The Company has assessed the recoverable value of its intangible assets based on the present value of the corresponding estimated future cash flows.

The values assigned to the assumptions represent Company management’s evaluation of the energy industry’s future trends and are based both on external sources of information and on historical data.

Cash flows have been estimated based on the Company’s operating results and projections until the end of the concession, under the following main assumptions:

  Organic growth compatible with historical data and the Brazilian economy's growth prospects; and

  The average discount rate obtained through a methodology commonly employed on the market, taking into account the weighted average cost of capital (WACC), as discussed in Note 15.5.

The recoverable value of these assets exceeds their book value, so there are no impairment losses to record.

17 Payroll, Social Charges and Labor Accruals

	Consolidated
	03.31.2012	12.31.2011
Social security liabilities
Taxes and social contribution	27,456	39,493
Social security charges on paid vacation and 13th salary	24,398	23,900
	51,854	63,393
Labor liabilities
Payroll, net	686	152
Vacation and 13th salary	76,556	76,142
Profit sharing	48,068	48,068
Profit sharing for the period	13,041	-
Voluntary redundancy	35,454	36,338
Assignements to third parties	2	2
	173,807	160,702
	225,661	224,095

18 Suppliers

	Consolidated
	03.31.2012	12.31.2011
Charges for use of grid system	78,543	79,795
Energy supplies	283,737	316,262
Materials
Petróleo Brasileiro S.A. - Petrobras - gas purchased by Compagas	39,857	40,698
Petróleo Brasileiro S.A. - Petrobras - renegotiation (18.1)	55,353	53,998
Petróleo Brasileiro S.A. - Petrobras - renegotiation - NC (18.1)	96,868	107,996
Other suppliers	244,095	257,166
	436,173	459,858
	798,453	855,915
Current	701,477	747,453
Noncurrent	96,976	108,462

18.1 Petróleo Brasileiro S.A. - Petrobras – Renegotiation

On March 6, 2006, Copel signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermoelectric Power Plant. This agreement comprised the signing of an Out-of-Court Agreement, under which Copel Geração e Transmissão S.A, with Copel as joint debtor, acknowledged a R$ 150,000 debt to Petrobras, as the assignee of Compagas’ credits to Copel Geração, which shall be paid in 60 monthly installments adjusted by the Selic rate, starting in January 2010.

On May 30, 2006, Copel Geração signed a Statement for the Ratification of mutual settlement with Compagas under which both parties fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Agreement and the acknowledgement of debt signed by them and by Petrobras, with the participation of Copel. The acknowledgement of debt by Copel Geração remains.

18.2 Main power purchase agreements

The table features the main power purchase agreements signed in the regulated power trading environment. These contracts are shown at original value and restated annually according to the IPCA inflation index.

	Supply period	Energy purchased (anual average MW)	Auction date	Average purchase price (R$/MWh)
Auction of pow er from existing facilities
1st Auction - Product 2005	2005 a 2012	947.98	12.07.2004	57.51
1st Auction - Product 2006	2006 a 2013	459.77	12.07.2004	67.33
1st Auction - Product 2007	2007 a 2014	11.55	12.07.2004	75.46
2nd Auction - Product 2008	2008 a 2015	70.01	4.02.2005	83.13
4th Auction - Product 2009	2009 a 2016	44.03	10.11.2005	94.91
5th Auction - Product 2007	2007 a 2014	160.13	12.14.2006	104.74
11th Auction Adjust. P-12M	January to December 2012	26.89	9.30.2011	73.63
		1,720.36
Auction of pow er from new facilities
1st Auction - Product 2008 Hydro	2008 a 2037	3.61	12.16.2005	106.95
1st Auction - Product 2008 Therm	2008 a 2022	25.93	12.16.2005	132.26
1st Auction - Product 2009 Hydro	2009 a 2038	3.26	12.16.2005	114.28
1st Auction - Product 2009 Therm	2009 a 2023	41.59	12.16.2005	129.26
1st Auction - Product 2010 Hydro	2010 a 2039	66.31	12.16.2005	114.57
1st Auction - Product 2010 Therm	2010 a 2024	64.30	12.16.2005	121.81
3rd Auction - Product 2011 Hydro	2011 a 2040	57.66	10.10.2006	120.86
3rd Auction - Product 2011 Therm	2011 a 2025	54.22	10.10.2006	137.44
4th Auction - Product 2010 Therm	2010 a 2024	18.32	7.26.2007	134.64
5th Auction - Product 2012 Hydro	2012 a 2041	52.50	10.16.2007	129.14
5th Auction - Product 2012 Therm	2012 a 2026	117.27	10.16.2007	128.37
6th Auction - Product 2011 Therm	2011 a 2025	51.07	9.17.2008	128.42
7th Auction - Product 2013 Hydro	2013 a 2042	12.24	9.30.2008	98.98
7th Auction - Product 2013 Therm	2013 a 2027	303.99	9.30.2008	145.23
Santo Antonio	2012 a 2041	106.00	12.10.2007	78.87
Jirau	2013 a 2042	141.51	5.19.2008	71.37
		1,119.78

19 Loans and Financing

Consolidated				Current liabilities		Noncurrent liabilities
			03.31.2012	12.31.2011	03.31.2012	12.31.2011
	Principal	Charges	Total
Foreign currency
STN (19.1)	3,807	1,209	5,016	4,484	52,400	53,943
Eletrobrás	5	-	5	6	11	12
	3,812	1,209	5,021	4,490	52,411	53,955
Local currency
Banco do Brasil (19.2)	214	9,920	10,134	39,879	1,479,346	1,464,325
Eletrobrás (19.3)	45,917	8	45,925	45,454	204,571	216,031
BNDES - Compagas (19.4	-	-	-	48	-	-
Finep (19.5)	1,952	14	1,966	1,962	3,416	3,904
BNDES (19.6)	3,876	2,721	6,597	12,336	210,466	159,901
Banco do Brasil
Transfer BNDES (19.7)	947	2,784	3,731	12,318	168,637	159,869
	52,906	15,447	68,353	111,997	2,066,436	2,004,030
	56,718	16,656	73,374	116,487	2,118,847	2,057,985

Parent company	Current liabilities				Noncurrent liabilities
			03.31.2012	12.31.2011	03.31.2012	12.31.2011
	Principal	Charges	Total
Foreign currency
STN (19.1)	3,807	1,209	5,016	4,484	52,400	53,943
Local currency
Banco do Brasil (19.2)	-	9,918	9,918	39,668	912,787	911,829
	3,807	11,127	14,934	44,152	965,187	965,772

Breakdown of loans and financing by type of currency and index

Currency (equivalent in R$) / Index
	03.31.2012%		12.31.2011%
Foreign currency
U.S. Dollar	57,432	2.62	58,445	2.69
	57,432	2.62	58,445	2.69
Local currency
TJLP	394,837	18.01	350,302	16.11
IGP-M	417	0.02	475	0.02
Ufir	111,847	5.10	115,074	5.29
Finel	138,649	6.32	146,411	6.73
UMBND	-	-	48	0.00
CDI	1,489,039	67.93	1,503,717	69.15
	2,134,789	97.38	2,116,027	97.31
	2,192,221	100.00	2,174,472	100.00

Index and change in the main foreign currencies and indexes applied to the loans and financing

Currency/Index	Variation (%)
	03.31.2012	12.31.2011
U.S. dollar	(2.86)	12.56
IDB currency basket	0.00	0.00
TJLP	6.00	6.00
IGP-M	0.62	5.10
Finel	0.42	1.01
UMBND	0.00	0.00
CDI	(12.42)	2.17

Maturity of noncurrent installments

	Foreign currency	Local currency	Consolidated
			03.31.2012	12.31.2011
2013	2,446	696,598	699,044	204,084
2014	1,225	406,933	408,158	729,022
2015	-	564,899	564,899	549,593
2016	-	58,133	58,133	243,894
2017	-	40,625	40,625	34,201
2018	-	39,624	39,624	33,292
2019	-	36,603	36,603	30,544
2020	-	33,826	33,826	27,949
2021	-	28,360	28,360	22,849
2022	-	28,356	28,356	22,844
After 2022	48,740	132,479	181,219	159,713
	52,411	2,066,436	2,118,847	2,057,985

Changes in loans and financing

	Foreign currency		Local currency
Consolidated	current	noncurrent	current	noncurrent	Total
As of January 1, 2012	4,490	53,955	111,997	2,004,030	2,174,472
Funding	-	-	-	44,723	44,723
Charges	637	-	37,098	13,499	51,234
Monetary and exchange variations	(106)	(1,544)	43	316	(1,291)
Transfers	-	-	(3,868)	3,868	-
Amortization - principal	-	-	(8,856)	-	(8,856)
Amortization - interest and variation	-	-	(68,061)	-	(68,061)
As of March 31, 2012	5,021	52,411	68,353	2,066,436	2,192,221

	Foreign currency		Local currency
Consolidated	current	noncurrent	current	noncurrent	Total
As of January 1, 2011	14,516	51,412	68,579	1,229,570	1,364,077
Funding	-	-	-	284	284
Charges	661	-	20,370	9,444	30,475
Monetary and exchange variations	(85)	(1,157)	100	696	(446)
Transfers	-	-	14,694	(14,694)	-
Amortization - principal	(4,827)	-	(10,153)	-	(14,980)
Amortization - interest and variation	(4,463)	-	(31,113)	-	(35,576)
As of March 31, 2011	5,802	50,255	62,477	1,225,300	1,343,834

19.1 Secretaria do Tesouro Nacional - STN

The restructuring of medium and long-term debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

Type of bonus	Term (years)	Final maturity	Grace period (years)		Consolidated
				03.31.2012	12.31.2011
Par Bond	30	04.15.2024	30	29,525	29,935
Capitalization Bond	20	04.15.2014	10	6,330	6,392
Debt Conversion Bond	18	04.15.2012	10	1,377	1,412
Discount Bond	30	04.15.2024	30	20,184	20,688
				57,416	58,427

The annual interest rates and repayments are as follows:

Type of bonus	Anual interest rate (%)	Am ortization
Par Bond	6.0	Single installment
Capitalization Bond	8.0	Semi Annual
Debt Conversion Bond	Libor Semi Annual + 0,8750	Semi Annual
Discount Bond	Libor Semi Annual + 0,8125	Single installment

As collateral for this agreement, the Company has assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 12,380 e R$ 17,593, as of March 31, 2012 (R$ 15,477 e R$ 22,076 as of December 31, 2011), respectively. (Note 04).

19.2 Banco do Brasil S.A.

Contracts	Consolidated
	03.31.2012	12.31.2011
Private contract for credit assignment - Law 8.727/93 (1)	440	487
Credit notes (2)	922,705	951,497
Contract for providing fixed credit number 21/02155-4 (3)	406,360	396,295
Contract for providing fixed credit number 21/02248-8 (4)	159,975	155,925
	1,489,480	1,504,204

1)	Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil, signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and guaranteed by Copel’s accounts receivable;

2)	The following Parent Company credit notes:

Credit notes	Emission date	Maturity of principal	Financial charges maturing six monthly	Principal	Transaction costs	Charges	Total
Comercial nº 330.600.12	31.01.2007	31.01.2014	106,5% of average rate of CDI	29,000	-	482	29,482
Industrial nº 330.600.132	28.02.2007	28.02.2014	106,2% of average rate of CDI	231,000	-	2,086	233,086
Industrial nº 330.600.151	31.07.2007	31.07.2014	106,5% of average rate of CDI	18,000	-	299	18,299
Industrial nº 330.600.156	28.08.2007	28.08.2014	106,5% of average rate of CDI	14,348	-	130	14,478
Industrial nº 330.600.157	31.08.2007	31.08.2014	106,5% of average rate of CDI	37,252	-	306	37,558
Industrial nº 330.600.609	19.08.2011	21.07.2014	109,41% of average rate of CDI	200,000	(5,604)	2,205	196,601
Industrial nº 330.600.609	19.08.2011	21.07.2015	109,41% of average rate of CDI	200,000	(5,604)	2,205	196,601
Industrial nº 330.600.609	19.08.2011	21.07.2016	109,41% of average rate of CDI	200,000	(5,605)	2,205	196,600
				929,600	(16,813)	9,918	922,705
CDI - Interbank deposit certificate rate

Industrial Credit Note, number 330.600.609 for the amount of R$ 600,000, for the exclusive and only purpose of paying the debts. The financial charges will be paid every six months, due on every base date, such that with payment of the last installment, the debt will be liquidated. The full amount of R$ 600,000 was liberated on August 31, 2011.

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank’s receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil. The guarantee is only going to be executed if the contract terms are not complied with.

3)

Fixed credit assignment, number 21/02155-4 for the amount of R$ 350,000, agreed between Copel Distribuição and Banco do Brasil, signed on September 10, 2010, allocated exclusively to financing working capital.

The debt will be paid in three annual successive installments, the first falling due on August 25, 2013, for the amount of R$ 116,666, and the other for the amount of R$ 116,667, maturing on July 11, 2014 and August 15, 2015, plus financial charges in proportion to the amount of the principal sum amortized, such that, with the payment of the last installment the outstanding balance will be zero.

Financial charges will be due on the debtor balance, calculated based on the basic remuneration rate for savings accounts - IRP and additional charges based on the variable interest rate, which will be calculated using the exponential method, based on the daily equivalent rate – civil year (365 or 366 days). The effective rate resulting from adding the variable interest rate and the IRP, will be equivalent, in each calculation period, to 98.5% of the variation in the CDI for this same period. The charges will be debited and capitalized monthly to the account tied to the contract, on each base date for the maturity and liquidation of the debt, to be paid together with the principal payments.

To ensure payment of any liabilities under this agreement, Copel Distribuição agrees to assign, bind and pledge as guarantee in favor of Banco do Brasil, trade bills receivable, endorsed and accompanied by the corresponding signed authorization for withdrawal.

The contract includes clauses providing for anticipated maturity in certain conditions.

The amount of R$ 350,000 was liberated in full on September 9, 2010.

4)

Contract no. 21/02248-8 for opening a fixed loan facility in the amount of R$ 150,000, entered into between Copel Distribuição and Banco do Brasil, signed on June 22, 2011, intended solely and exclusively for financing working capital.

The debt will be paid in one lump sum with maturity on June 1, 2015.

Charges will be levied on the debit balance, calculated based on the index for basic remuneration of passbook savings accounts (IRP) and additional charges based on the floating interest rate that will be calculated by the exponential method, based on the daily equivalent rate – civil year (365 or 366 days). The effective rate resulting from the unification of the floating interest rate with the index for remuneration of savings accounts (IRP) will be equivalent in each calculation period to 99.5% of the variation of the interbank deposit certificate (CDI) in the same period. The charges will be debited and capitalized monthly in the account subject to the contract each base date on the due date and on the settlement of the debt, for payment together with the payment of the principal on June 1, 2015.

To assure payment of any obligations of the contract, Copel Distribuição is bound to yield, bond and pledge as collateral to Banco do Brasil, trade bills duly endorsed and accompanied by bordereaux.

The contract contains clauses establishing accelerated maturity in certain situations.

The amount of R$ 150,000 was received on June 22, 2011.

19.3      Eletrobras- Centrais Elétricas Brasileiras S.A.

Loans were originated from the Fund for Financing Eletrobras - Finel and Global Reversion Reserve - RGR for expansion of the generation, transmission and distribution. The Repayments began in September 1994 and the last payment is due in December, 2022. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the index of Finel and Fiscal Reference Unit - Ufir.

Contract ECFS – 142/2006, was signed on May 11, 2006 by Copel Distribuição and Eletrobras, in the amount of R$ 74,340, for use in the “Luz para Todos” rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018.

The total amount disbursed was R$ 63,104, of which R$ 36,056 came from RGR funds and R$ 27,048 from CDE funds. There will be no further disbursements under this agreement.

Contract ECFS - 206/07, signed on March 3, 2008 between Copel Distribuição and Eletrobras, for the amount of R$ 126,430 to be invested in the “Luz para Todos” Rural Electricity Program. On September 14, 2010 amendment ECFS-206-D / 2010 was signed, which altered the value of the financing to R$ 109,642 being R$ 93,979 financed with funds from RGR and R$ 15,663 as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on August 30, 2020. In August 2008, the amount of R$ 37,929 was liberated, being R$ 32,511 in funds from RGR and R$ 5,418 in funds from CDE. In June 2009, R$ 25,286 was liberated, being R$ 21,674 in funds from RGR and R$ 3,612 in funds from CDE. In March 2010, R$ 25,286 was liberated, being R$ 21,674 in funds from RGR and R$ 3,612 in funds from CDE.

Contract ECFS - 273/09, signed on February 18, 2010 between Copel Distribuição and Eletrobras, for the amount of R$ 63,944 to be invested in the “Luz para Todos” Rural Electricity Program, being R$ 54,809 financed with funds from RGR and R$ 9,134 with funds from CDE, as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on November 30, 2022. In December 2010, R$ 19,183 was liberated, being R$ 16,443 in funds from RGR and R$ 2,740 in funds from CDE.

Contract ECF - 2540/06, signed on May 12, 2009 between Copel Distribuição and Eletrobras, for the amount of R$ 2,844 to be invested in the National Program for Efficient Public Lighting - ReLuz, with R$ 2,844 financed with funds from RGR allocated to cover 75% of the total cost of the Project to Improve the Public Lighting System for the City of Ponta Grossa, in the State of Paraná. The contract has a grace period of 9 months, and interest of 5% p.a. and commission of 1.5% p.a., and will be paid in 60 successive, equal installments, with the final payment to be made on December 30, 2016. In January 2011, R$ 284 was liberated, and in August 2011, another R$ 1,935 was liberated, with funds from RGR. Interest due each month during the grace period will be included in the debtor balance.

The guarantee is represented by the income, supported by power of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

19.4 BNDES - Compagas

Financing obtained from BNDES to expand the gas distribution network. This financing agreement is divided into sub credits, with one part corrected by the interest rate of 4% p.a. plus TJLP, and another part by the variation in the BNDES Monetary Unit - UMBND. There are no restrictive clauses in this contract, and the last installment falls due on January 15, 2012.

This guarantee financing by Compagas gas supply network, equivalent to the two financing installments, shall be deposited to be exclusively kept and in checking account with Banco Itaú S.A.

19.5 Financiadora de Estudos e Projetos - Finep

Contracts		Consolidated
	03.31.2012	12.31.2011
Contract no. 02070791-00 (1)	3,156	3,440
Contract no. 02070790-00 (2)	2,226	2,426
	5,382	5,866

1)

Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the “Generation Research and Development Project for 2007”.

The total credit amounts of R$ 5,078, with the first installment, of R$ 1,464 liberated in April 2008, and the second one in the amount of R$ 2,321 in May 2009, the third installment for the amount of R$ 866 in December 2010 and the remaining installments will be liberated depending on financial and budget availability; 1% of the funds obtained are allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to interest of 6.37% p.a., resulting from the equalization factor, paid on the 15th of each month, including during the grace period. The debtor balance will be paid to FINEP in 49 monthly successive installments, with the first installment due on December 15, 2010 and the last one on December 15, 2014.

In order to guarantee the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the bank account in which its monthly revenues are deposited.

2)

Loan agreement no. 02070790-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the “Transmission Research and Development Project for 2007”.

The total credit amounts to R$ 3,535. The first installment, in the amount of R$ 844, was released in October 2008, the second one, in the amount of R$ 2,451, was released in December 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

To secure the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited.

3)

Loan Agreement no. 02100567-00, signed on November 11, 2010, for the purpose of covering part of the costs incurred in preparing the “BEL Project” by Copel Telecomunicações.

Refers to a loan of R$ 52,198 to be made available in 6 installments, depending on the financial and budget availability of Finep. The principal debt incurs fixed interest of 4% p.a. resulting from the equalization factor, paid on the 15th of each month, including during the grace period. The debtor balance will be paid to Finep in 81 monthly successive installments, with the first installment due on August 8, 2012, and the last one on April 15, 2019.

As of March 31, 2012, no amounts related to this loan have been liberated.

19.6 BNDES - Copel Geração e Transmissão

1)

On March 17, 2009, Copel Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with Copel as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 179 monthly installments, starting on March 15, 2013 and ending on January 15, 2028, bearing interest of 1.63% p.a. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES, and Banco do Brasil.

The first installment was made available in July 2009, in the amount of R$ 55,748, the second in February 2010 for the amount of R$ 29,193, the third in December 2010, for the amount of R$52,555, the fourth in June 2011, for the amount of R$ 27,489, and the last in November 2011, for the amount of R$ 8,634.

An amendment was made to the agreement on 02.13.2012, changing the end of the grace period for repayments from 02.15.2012 to 03.15.2013, with the other terms remaining unchanged.

The contract contains provisions on accelerated maturity in certain conditions.

2)

Contract no. 11.2.0952.1, signed between Copel Geração e Transmissão and BNDES, with intervening Copel, signed on December 16, 2011, the amount of R$ 44,723 divided into two subcredits: subcredit "A" in the amount of R$ 42,433 for the implementation of transmission line between substations Foz do Iguaçu and Cascavel Oeste, with 115 km long, 525 kV single circuit, and subcredit "B" in the amount of R$ 2,290 for the purchase of machinery and equipment. The value of R$ 44,723 was released on March 20, 2012.

The debt will be repaid in 168 monthly and successive installments, with the first installment due on May 15, 2012 and the last on April 15, 2026, with interest: subcredit "A" 1.82% p.a. above TJLP, and subcredit "B" 1.42% p.a. paid quarterly in the period between January 15,2012 and April 15, 2012, and monthly from the first principal repayment.

To guarantee the payment of contractual obligations, Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement 027/2009-ANEEL, and to submit as a guarantee to the BNDES the credit rights deriving from the provision of energy transmission services stipulated in the Concession Arrangement (Transmission Services Agreement 09/2010, entered into on 01.19.2009 by Copel Geração e Transmissão and the National Electric System Operator - ONS, the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided.

Copel Geração e Transmissão undertakes to receive this revenue in an escrow account until the contract ends, and maintain a reserve account with funds ("minimum balance") equal to (three) times the last payment due, including principal, interest and other contractual amounts.

The contract contains provisions on accelerated maturity in certain conditions.

19.7 Banco do Brasil - Distribution of Funds from BNDES

On April 16, 2009, Copel Geração e Transmissão signed with Banco do Brasil Loan Agreement no.21/02000-0, with Copel as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

This loan will be paid off in 179 monthly installments, starting on March 15, 2013 and ending on January 15, 2028, bearing interest of 2.13% p.a. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount. As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contratos de Compra de Energia no Ambiente Regulado” or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES and Banco do Brasil.

The first installment was made available in July 2009, in the amount of R$ 55,748, the second in March 2010 for the amount of R$ 29,193, the third in December 2010, for the amount of R$ 52,555, the fourth in June 2011, for the amount of R$ 27,489, and the last in November 2011, for the amount of R$ 8,600.

An amendment was made to the agreement on 02.14.2012, changing the end of the grace period for repayments from 02.15.2012 to 03.15.2013, with the other terms remaining unchanged.

The contract contains provisions on accelerated maturity in certain conditions.

19.8 Contracts with clauses for anticipated maturity

The Company and its subsidiaries have loan contracts which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts.

At March 31, 2012 all of the terms were analyzed, and it was identified that all of the parameters in the contracts had been complied with.

20 Post-Employment Benefits

20.1 Benefit Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the Pension Plan III is a defined contribution plan. (CD).

The costs assumed by the sponsors for these plans are registered according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established in CVM Decision 600/09, which approved and made Technical Pronouncement CPC 33/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations, and refer to employee benefits, and correlated to IAS 19. The economic and financial assumptions and for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

20.2 Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

20.3 Balance sheet and statement of income

Amounts recognized in the balance sheet, under Post-Employment Benefits, are summarized below:

	Consolidated
		03.31.2012	12.31.2011
Pension plan (20.1)		162	14,410
Healthcare plan (20.2)		466,833	454,465
		466,995	468,875
	Current	21,815	36,037
	Noncurrent	445,180	432,838

The amounts recognized in the statement of income are shown below:

	Consolidated
		03.31.2012	03.31.2011
Pension plan (CD)		13,551	11,218
Pension plan (CD) - management		129	123
Healthcare plan - post employment		17,783	13,768
Healthcare plan		11,295	8,060
Healthcare plan - management		14	10
		42,772	33,179
(-) Transfers to contruction in progress		(2,941)	(1,727)
		39,831	31,452

20.4 Changes in the Post-Employment Benefits balance

Consolidated	Current liabilities	Noncurrent liabilities	Total
As of January 1, 2012	36,037	432,838	468,875
Appropriation of actuarial calculation	-	17,783	17,783
Pension and healthcare contributions	24,989	-	24,989
Transfers	5,441	(5,441)	-
Amortizations	(44,652)	-	(44,652)
As of March 31, 2012	21,815	445,180	466,995

Consolidated	Current liabilities	Noncurrent liabilities	Total
As of January 1, 2011	24,255	384,208	408,463
Appropriation of actuarial calculation	-	13,768	13,768
Pension and healthcare contributions	19,411	-	19,411
Transfers	4,077	(4,077)	-
Amortizations	(24,326)	-	(24,326)
As of March 31, 2011	23,417	393,899	417,316

20.5 Actuarial valuation pursuant to CVM Ruling no. 600/2009

The Company, in compliance with CVM Decision 600/09, opted to prepare an annual actuarial report.

The information, prepared in accordance with the Actuarial Evaluation Report of December 31, 2011, is presented in note 21 to the Annual Financial Statements at December 31, 2011.

21 Regulatory Charges

		Consolidated
	03.31.2012	12.31.2011
Fuel Consumption Account (CCC)	30,155	30,154
Energy Development Account (CDE)	22,886	20,718
Global Reversal Reserve (RGR)	14,160	19,639
	67,201	70,511

22 Research and Development and Energy Efficiency

The concessionaries for public distribution, generation and transmission of electricity services are required to allocate 1% of their annual net operational income to research and development in the electrical sector and to energy efficiency programs, according to Law 9,991/00 and ANEEL Normative Resolutions 316/08 and 300/08.

Copel’s balances allocated to Research and Development (R&D) and Energy Efficiency (PEE) are detailed below:

22.1 Balances registered to invest in R&D (Research en Development) and PEE (Energy efficiency program)

	Applied and unfinished	Balance to collect	Balance as of apply	Balance as of 03.31.2012	Balance as of 12.31.2011
Research and Development - P&D
FNDCT	-	3,172	-	3,172	3,018
MME	-	1,586	-	1,586	1,510
P&D	16,153	-	111,903	128,056	120,936
	16,153	4,758	111,903	132,814	125,464
Energy efficiency program - PEP	56,105	-	78,567	134,672	126,100
	72,258	4,758	190,470	267,486	251,564
Current				157,005	156,915
Noncurrent				110,481	94,649

22.2 Changes in balances for R&D and PEE

		FNDCT		MME		P&D		PEE
	current	noncurrent	current	noncurrent	current	noncurrent	current	noncurrent	Consolidated
As of January 1, 2012	3,017	-	1,510	-	34,910	86,027	117,478	8,622	251,564
Additions	3,600	1,276	1,800	637	260	4,676	-	6,753	19,002
Selic interest rate	-		-		39	2,584	-	1,819	4,442
Transfers	1,276	(1,276)	637	(637)	-	-	-	-	-
Payments	(4,721)		(2,361)		-	-	-	-	(7,082)
Concluded projects	-		-		(440)	-	-	-	(440)
As of March 31, 2012	3,172	-	1,586	-	34,769	93,287	117,478	17,194	267,486

		FNDCT		MME		P&D		PEE
	current	noncurrent	current	noncurrent	current	noncurrent	current	noncurrent	Consolidated

As of January 1, 2011	2,686		1,344		40,333	68,728	111,628	22,004	246,723
Additions	4,269		2,134		814	3,455	-	5,743	16,415
Selic interest rate	-		-		59	2,297	-	1,834	4,190
Payments	(4,188)		(2,093)		-	-	-	-	(6,281)
Concluded projects	-		-		(291)	-	(6,977)	-	(7,268)
As of March 31, 2011	2,767		1,385		40,915	74,480	104,651	29,581	253,779

23 Accounts Payable related to concession – Use of Public Property

These refer to concession charges for use of public property (UBP) incurred as of the start of operation of each project until the final date of the concession, with an opposite entry recorded under intangible assets.

Consolidated	Current liabilities		Noncurrent liabilities
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Copel Geração e Transmissão
Mauá HPP (23.1.1)	619	615	11,767	11,726
Colider HPP (23.1.2)	-	-	13,736	13,779
Elejor
Fundão-Santa Clara Hydroelectric (23.2.1)	44,041	44,041	350,072	344,937
	44,660	44,656	375,575	370,442

For the three-month period ended March 31, 2012, the amount of R$ 16,145 (R$ 20,104 for the same period in 2011) was registered as expenses to financial expenses and the amount of R$ 2,199 (R$ 2,199 for the same period in 2011) as amortization of intangible assets.

23.1 Generation and Transmission

23.1.1 Mauá Hydroelectric Power Plant (Note 15.6)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility’s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 643 (51% of 1,262), pursuant to article 6 of Concession Contract no. 001/07 - MME – Mauá HPP.

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Índice de Preços ao Consumidor Amplo or Wide Customer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 5.65% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of the accounts payable related to concession - use of public property as of March 31, 2012, is R$ 12,386 (R$ 12,341, as of December 31, 2011).

23.1.2 Colíder Hydroelectric Power Plant (Note 15.7)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility’s start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 1,256, pursuant to article 6 of Concession Contract no. 001/11 - MME – UHE Colíder.

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Índice de Preços ao Consumidor Amplo or Wide Customer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 7.74% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of the accounts payable related to concession - use of public property as of March 31, 2012 is R$ 13,736 (R$ 13,779, as of December 31, 2011).

23.2 Elejor

23.2.1 Fundão – Santa Clara Hydroelectric Energy Complex– HPPs Fundãoand Santa Clara

As compensation for the use of the public property under this concession contract, Elejor shall pay to the Federal Government, from the 6th until the 35th year of the concession, or as long as it runs the corresponding hydropower projects, monthly installments equivalent to 1/12 of the annual proposed payment of R$ 19,000, pursuant to the Bidding Confirmation and to article 6 of Concession Contract no. 125/01 – ANEEL – Fundão – Santa Clara Hydroelectric Energy Complex – HPP’s Fundão and Santa Clara.

These installments are restated annually or at the legally applicable intervals, according to the IGP-M inflation index, starting in May 2001.

The main amount on the date of signature of the concession contract was R$ 570,000. This amount, restated monthly according to the IGP-M inflation index minus the monthly payments already made, totaled R$ 1,098,323 as of March 31, 2012 (R$ 1,097,352 as of December 31, 2011).

The original amount on the date of signature of the contract was recorded at present value. On March 31, 2012, this amount was recorded under liabilities for R$ 394,113 (R$ 388,978 as of December 31, 2011), of which R$ 44,041 were under current liabilities and R$ 350,072 were under noncurrent liabilities.

The calculation of present value was made taking into account an actual net discount rate of around 11% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

This concession was granted on October 23, 2001, the respective contract was signed on October 25, 2001, and it expires on October 25, 2036.

24 Other Accounts Payable

			Consolidated
		03.31.2012	12.31.2011
Financial compensation for use of w ater resources		18,969	19,332
Public lighting fee collected		18,538	14,875
Customers		16,673	17,412
Reimbursements to customer contributions		14,146	7,837
Pledges in guarantee		9,569	7,688
Consortium partners		7,031	7,031
ANEEL inspection fee		1,708	1,694
Insurance entities		-	2,335
Other liabilities		11,897	8,525
		98,531	86,729
	Current	98,475	86,676
	Non current	56	53

25 Reserve for Contingencies

The Company is a party to several labor, tax and civil claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a reserve for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Changes in this reserve

Consolidated	Balance as of 01.01.2012	Additions	(-) reversals	Construction cost	Additions to fixed assets in progress	Discharges	Balance as of 03.31.2012
Tax
Cofins (25.1.1)	234,563	432	-	-	-	-	234,995
Others taxes	47,374	18,408	(3,490)	-	-	(2)	62,290
	281,937	18,840	(3,490)	-	-	(2)	297,285
Labor	128,505	1,269	(1,629)	-	-	(4,356)	123,789
Em ployee benefits	58,089	1,564	-	-	-	(1,459)	58,194
Civil
Suppliers (25.1.2)	88,003	-	(605)	-	-	-	87,398
Civil and administrative law	112,059	29,575	-	-	-	(3,370)	138,264
Easements	4,839	549	-	-	-	(3)	5,385
Condemnation and real estate (25.1.3)	273,647	2,204	-	409	2,159	-	278,419
Customers	5,493	4,199	-	-	-	-	9,692
	484,041	36,527	(605)	409	2,159	(3,373)	519,158
Environm ental claim s	104	21	-	-	-	-	125
Regulatory (25.1.4)	48,147	166	-	-	-	-	48,313
	1,000,823	58,387	(5,724)	409	2,159	(9,190)	1,046,864

Consolidated	Balance as of 01.01.2011	Additions	(-) reversals	Discharges	Balance as of 03.31.2011
Tax
Cofins (25.1.1)	234,563	-	-	-	234,563
Others taxes	86,916	18,767	(41,580)	(19)	64,084
	321,479	18,767	(41,580)	(19)	298,647
Labor	146,348	1,355	(275)	(3,975)	143,453
Employee benefits	53,245	7,876	(550)	(4,750)	55,821
Civil
Suppliers (25.1.2)	86,101	881	-	-	86,982
Civil and administrative law	73,237	7,824	-	(3,121)	77,940
Easements	9,065	165	(4)	(429)	8,797
Condemnation and real estate (25.1.3)	132,709	7,193	-	-	139,902
Customers	5,305	575	-	(18)	5,862
	306,417	16,638	(4)	(3,568)	319,483
Environm ental claim s	42	1	-	(1)	42
Regulatory (25.1.4)	38,847	6	(4,676)	(1)	34,176
	866,378	44,643	(47,085)	(12,314)	851,622

Parent company	Balance as of 01.01.2012	Additions	Reversals	Balance as of 03.31.2012
Tax
Cofins (25.1.1)	234,563	432	-	234,995
Others taxes	40,042	-	(3,490)	36,552
	274,605	432	(3,490)	271,547
Civil	9,929	6,852	-	16,781
Regulatory (25.1.4)	10,821	-	-	10,821
	295,355	7,284	(3,490)	299,149

Parent company	Balance as of 01.01.2011	Additions	Reversals	Balance as of 03.31.2011
Tax
Cofins (25.1.1)	234,563	-	-	234,563
Others taxes	45,718	580	(10,713)	35,585
	280,281	580	(10,713)	270,148
Civil	7,883	1,227	(1)	9,109
Regulatory (25.1.4)	10,296	-	-	10,296
	298,460	1,807	(10,714)	289,553

25.1 Lawsuits with Likelihood of Losses deemed as probable

Details of the nature of the claims defended by the Company as of March 31, 2012 are consistent with those reported in Note 26 of the Annual Financial Statements as of December 31, 2011.

25.1.1 Contribution for the Financing of Social Security - COFINS

Lawsuit no. 10980.004398/2010-09 – Curitiba Federal Revenue Service Office

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturne the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this ruling, on December 7, 2010 the Federal Revenue Service Office in Curitiba issued Notice no. 9/2010 to Copel, requesting payment of COFINS tax from August 1995 to December 1996.

This charge results from the Federal Revenue Service’s understanding that Copel had declared in its corporate tax liability statement to be liable for R$ 40,678 in COFINS taxes due over the disputed period and that the Service's statute of limitations for collection of this debt had been suspensed since the ruling in lawsuit no. 95.0011037-7, which recognized the Company's immunity from the levy of COFINS, became final – this ruling was, however, overturned by the 4th District Federal Court in lawsuit no. 2000.04.01.100266-9.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office’s to consider the principal amount of R$ 40,678 a probable loss.

On the other hand, the Company argues in its defense that the declarations contained in its tax liability statements were not acknowledgements of debt, because the liabilities at hand were already under legal dispute (lawsuit no. 95.0011037-7), and that the Federal Revenue Service’s right to collect had already lapsed.

In order to suspend the liability for this tax credit an injunction was filed, number 5005264-27.2011.404.7000, with the lower federal courts in Curitiba, for which a sentence was given against Copel, and which recognized the right of the Superintendency of the Federal Revenue Services to examine the rejection by the Company of Tax Summons number 09/2010, without the need to be subject to the regular proceedings for the administrative rejections of the tax entries, which have a suspension effect and which are governed by the Double degree of administrative jurisdiction. An appeal requesting clarification of the decision given in the sentence was filed by Copel, which is pending judgment. An appeal on the merits of the case will subsequently be filed which will seek to amend the content of the aforementioned sentence.

Since Summons number 09/2010 was judged as valid by the Supreme Court, it is possible that the Government will immediately register the tax credit as an outstanding debt and implement the tax enforcement of such, with respect to the principal sum for the COFINS debt, of R$ 41,789, for the period August 1995 to December 1996. The interest and fines being charged on this tax debt are the object of administrative process number 11453.720001/2011-23, which amounted to R$ 148,055 as of March 31, 2012. This amount was classified by the company’s senior management as a loss deemed as possible, since there are independent judicial defenses for the principal amount and for the charges amount, and that there are strong arguments for the defense of the values related to interest and penalties.

Lawsuit no. 10980.720458/2011-15 – Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court’s ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

As a result of this sentence, the Federal Revenue Services filed the assessment, through which it intends to demand payment of COFINS for the period from October 1998 to June 2001, as a result of rescission claim 2000.04.01.100266-9 being accepted as legally valid.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

This understanding of the Federal Revenue Services, together with the complexity and peculiarity of both the facts and the legal question involved in the process, explains the Legal Director’s decision to consider the principal amount of R$ 194,317 as representing a probable loss.

Nevertheless, the Company has argued in its defense, that the Federal Government no longer has the right to constitute this tax credit, given the lack of timely constitution of the tax credit, to prevent the liability period from lapsing.

The interest and penalties related to the abovementioned tax debt amount to R$ 464,829 as of March 31, 2012, and it was classified as a loss deemed as possible by the company’s senior management, and based on the opinion of their legal advisors, since there are independent defense lines for the principal amount and for the charges amount, and that there are strong arguments for the defense related to the values of interest and penalties.

25.1.2 Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Fundação Getúlio Vargas, through which they plead the payment of the overdue installment values, as well as the cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order making the arbitration ruling void.Given that both companies have identified the pledged amounts (R$35,913 on June 17, 2010, R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified, and thus what remains, besides the legal discussion in question, is the possibility of execution of any remaining balance that may be determined as a result of the legal actions in question, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts corrected to March 31, 2012, which amounts to R$ 104,801. Of this amount, R$ 17,403 has been recorded to suppliers.

Copel does not accept there is an outstanding balance. However, the judge of the 3rd Public Finance Court ruled the amount of R$ 22,162 is outstanding, and released the amounts of R$ 12,790 and R$ 9,371 to the enforcement creditors on 04.12.2012, via a bank guarantee. The matter is still under consideration and has been subject to an appeal.

25.1.3 Ivaí Engenharia de Obras S.A.

In a lawsuit filed before the 1st Fiscal Court of Curitiba, Ivaí Engenharia de Obras S.A. won the right to receive credits from Copel Geração e Transmissão in connection with the execution of contract D-01, which comprised the Jordão River diversion works. These credits were compensation for a supposed economic and financial imbalance in the contract. Based on this ruling, Ivaí filed a separate collection lawsuit before the 4th Fiscal Court of Curitiba and obtained a ruling ordering Copel to pay the amount of R$ 180,917, as of October 31, 2005, plus restatement by the average between the INPC and IGP-DI inflation indicators, delinquent interest of 1% a month, and 3.2% as legal fees. Copel is appealing this ruling.

Copel then obtained a preliminary injunction, issued by Minister Castro Meira of the Superior Court of Justice (Tribunal Superior de Justiça or STJ) under no. 15,372-PR, suspending the collection suit and the provisional enforcement requested by Ivaí.

The appeal claim, currently in progress in the Superior Court of Justice (Superior Tribunal de Justiça or STJ), covers the absence of economic and financial imbalance in the contract, as well as the nullity of the calculation performed by the judicial expert, who used wrong parameters to obtain the value of condemnation, causing interest rates to be applied in duplicity (Selic rate + interest rate). Although the Justice Court has dismissed the duplicity in the incidence of interest from the elaboration of the expert report, it did not examine the appeal reasoning that showed that the calculation contained within the expert report was wrong.

The company is currently waiting for the outcome of the Special Appeal it filed in the collection suit, under no. 1,096,906, whose rapporteur is Minister Castro Meira, with the resume of voting by Ministers Mauro Campbell Marques and Humberto Martins, after the unfavorable vote by the Minister who is rapporteur of the Special Appeal, published in 2011 and which awaits return of the claim to the Plenary after Minister Herman Benjamin requested to view the process.

In view of the unfavorable vote and of the analysis of previous decisions ruled by the other Ministers that participated in the trial, the Company’s senior management, through a conservative approach, proceeded to a detailed review of the process course over the last months and decided to remeasure the value to be provisioned, from R$ 125,000, which represented the original value of the debt in question, adjusted with legal interest and restated by inflation indexes allowed by the Company, to R$ 243,307, once considered the form of adjustment of the debt, which is still under discussion, only dismissing the incidence of interest in the expert’s calculation, and maintaining the charge of Selic rate, and, from that point, restating the value to present day based on the parameters fixed on the judgment by the Justice Court of the State of Paraná – TJPR (interest + monetary restatement). Thus, the value provisioned reflects the expectation of the Company in the event of an unfavorable closure to this claim

The accumulation of interest, in this case, Selic interest rate plus interest on arrears, is a situation rejected by the Judiciary Power, and it was already denied by the Supreme Justice Court (STJ) in numerous precedents. For this reason, it is also a conservative approach to consider as a possible risk the loss of the difference in the value deemed as probable and the eventual total value of the condemnation, which is R$ 207,694, as of March 31, 2012.

It has also to be considered, that Copel is currently waiting the judgment of Regimental Appeal in Special Appeal in the rescission claim, under no. 1,121,458, whose rapporteur is Minister Arnaldo Esteves Lima, in which the Company seeks the removal of the debt, claiming an absence of the right to claim the difference due to the existence of administrative transactions.

25.1.4 Regulatory claims

The Company is disputing, both administratively and judicially, notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of R$ 35,535 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a reserve for these amounts, since Copel would be required to pay off the amounts due.

25.2 Lawsuits with losses deemed as possible

Consolidated	03.31.2012	12.31.2011
Tax (25.2.1)	1,179,163	1,246,954
Civil (25.2.2)	713,371	542,386
Labor	182,371	176,448
Employee benefits	37,788	37,788
Regulatory	17,460	12,907
	2,130,153	2,016,483

Breakdown of the main lawsuits with losses deemed as possible

25.2.1 Tax claims

  COFINS, Rescission Claim in the value of R$ 659,146. This value is related to interest and penalties whose main debt is provisioned in the financial statements due to its classification as a probable loss, however, in view of the strong arguments for the defense over the payment of these charges, it is classified as possible. Additional information on this process is described on item 25.1 in this same report.

  Fiscal requirements according to Fiscal Notification of Debt Record – NFLD no. 35,273,870-7, with approximate value of R$ 299,623, authored by the National Institute of Social Security – INSS, against Copel, and related to the fiscal execution of social contribution.

   Fiscal requirements according to NFLD no. 35,273,876-6, with approximate value of R$ 59,313, authored by the INSS, agains Copel, and related to the fiscal execution of social contribution levied upon labor transfer.

25.2.2       Civil claims

  Civil claim related to the indemnification lawsuit no. 166-53.2011.8.16.0122, authored by Mineradora Tibagiana Ltda, and whose defendant is the Consórcio Energético Cruzeiro do Sul – CECS. Copel bears 51% of the total risk of the lawsuit, which equals to R$ 192,199, restated as of March 31,2012. The author claims being the owner of a mining decree issued by the National Department of Mineral Production – DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi River. The indemnification claimed refers to alleged losses in the company’s mining operations due to the construction work of the Mauá Power Plant.

  Ivaí Engenharia de Obras S.A – Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel. The company’s senior management classified as a risk of possible loss for this lawsuit the value of R$ 207,694. Additional information of this process is described in Note no. 25.1.3, in this same report.

  Vitor Cezar Jorge Medeiros filed a suit contesting the franchise agreement with Copel and applying for recognition of the subconcession, including transfer of the services and full pass- through of rates, amongst other amounts. In case records 5017789-75.2010.404.7000, the judge of the 4th Federal Court of Curitiba partially accepted the application and ruled the franchise agreement was invalid, transferring Copel's public service concession to the plaintiff between July 2001 and September 2005 in the municipalities and locations of Faxinal, Mauá da Serra, Rosário do Ivaí, Rio Branco do Ivaí, Grandes Rios, Cruzmaltina, Nova Amoreira and São José (Municipality of Marilândia do Sul), with Copel subsequently being ordered to pay the rates during the period, including interest and monetary restatement, in addition to returning the amounts improperly charged as a franchise fee, and the amounts deposited in the advertising fund, including interest and monetary restatement. Copel appealed the decision before the Federal Regional Court of region 4. Company management rated the case as a possible risk of defeat, amounting to R$ 126,574.

26 Shareholders’ Equity

26.1 Equity attributable to Parent Company

26.1.1 Stock Capital

As of March 31, 2012 (and December 31, 2011), Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

In shares
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
		%		%		%		%
State fo Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (1)	19,501,825	13.45	129,439	33.70	58,778,201	45.83	78,409,465	28.65
NYSE (2)	119,439	0.08	-	-	42,041,744	32.78	42,161,183	15.41
Latibex (3)	-	-	-	-	84,202	0.07	84,202	0.03
Municipalities	178,393	0.12	9,326	2.43	3,471	0.00	191,190	0.07
Other shareholders	373,276	0.25	245,374	63.87	36,893	0.04	655,543	0.24
	145,031,080	99.99	384,139	99.99	128,240,156	100.01	273,655,375	100.00

(1)	São Paulo Sto ck, Commo dities, and Futures Exchange
(2)	New York Stock Exchange
(3)	Latin American Exchange in Euro s, related to the M adrid Exchange

The market value of Company stock as of March 31, 2012, is shown below:

	Number of shares in units	Market Value
Common shares	145,031,080	5,076,119
Class "A" preferred shares	384,139	15,035
Class "B" preferred shares	128,240,156	5,485,893
	273,655,375	10,577,047

Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the distribution of minimum annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

26.1.2 Equity Evaluation Adjustments

The Company recognized the fair value adjustment of its property, plant and equipment of the date of the first-time adoption of the IFRSs. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity evaluation adjustments account, under equity. The realization is accounted for in the retained earnings account, as depreciation and write-off of the property, plant, and equipment fair value adjustment are recorded to income.

The change in this account includes the adjustments resulting from changes in fair value of the financial assets classified as available for sale, which consist of other comprehensive income of the Company.

Consolidated	Parent Com pany	Consolidated
As of January 1, 2012	1,457,081	1,457,081
Adjustment rel. to financial assets classified as available for sale:
Financial Investments - Copel Geração e Transmissão (*)	752	1,140
Taxes on gains on financial assets	-	(388)
Accounts receivable related to the concession - Copel Distribuição (*)	(6,007)	(9,102)
Taxes on gains on financial assets	-	3,095
Financial Investments Held for Sale - Copel	1,190	1,190
Taxes on gains on financial assets	(405)	(405)
Realization of equity evaluation adjustments - deemed cost:
Cost assigned - Copel Geração e Transmissão (*)	(26,496)	(40,145)
Taxes on making adjustments	-	13,649
Cost assigned - Dominó Holdings (*)	(148)	(224)
Taxes on making adjustments	-	76
As of March 31, 2012	1,425,967	1,425,967
(*) Equility in the parent company, net of taxes

Consolidated	Parent Com pany	Consolidated
As of January 1, 2011	1,559,516	1,559,516
Adjustment rel. to financial assets classified as available for sale:
Accounts receivable related to the concession - Copel Distribuição (*)	(1,642)	(2,488)
Taxes on gains on financial assets	-	846
Realization of equity evaluation adjustments - deemed cost:
Cost assigned - Copel Geração e Transmissão (*)	(20,794)	(31,506)
Taxes on making adjustments	-	10,712
Cost assigned - Dominó Holdings (*)	(375)	(568)
Taxes on making adjustments	-	193
As of March 31, 2011	1,536,705	1,536,705
(*) Equility in the parent company, net of taxes

26.1.3 Basic and diluted profit per share

	Parent Com pany
	03.31.2012	03.31.2011
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Class "A" preferred shares	463	567
Class "B" preferred shares	154,656	186,826
Common shares	159,006	192,088
	314,125	379,481
Basic and diluted denom inator
Weighted average number of shares (in thousands)
Class "A" preferred shares	384,143	389,202
Class "B" preferred shares	128,240,152	128,235,093
Common shares	145,031,080	145,031,080
	273,655,375	273,655,375
Basic and diluted earning per share attributable to Parent Company
Class "A" preferred shares	1.2053	1.4568
Class "B" preferred shares	1.2060	1.4569
Common shares	1.0964	1.3245

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciliated with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

26.2 Equity attributable to non-controlling interest

Consolidated	Com pagas	Elejor	UEG Araucária	Total
As of January 1, 2012	101,175	14,215	127,444	242,834
Results for the period	2,704	2,403	513	5,620
As of March 31, 2012	103,879	16,618	127,957	248,454

Consolidated	Com pagas	Elejor	UEG Araucária	Total
As of January 1, 2011	95,393	41,464	128,846	265,703
Reimbursement of advance for future capital increase -	-	(9,024)	-	(9,024)
Results for the period	4,517	956	(125)	5,348
As of March 31, 2011	203,789	50,014	256,678	510,481

27 Operating Revenues

Consolidated	Gross revenues	PIS/Pasep & Cofins taxes	ICMS (VAT)	Regulatory charges	Service tax (ISSQN )	Net revenues
						03.31.2012
Electricity sales to final customers	973,938	(90,237)	(255,497)	(20,022)	-	608,182
Electricity sales to distributors	481,917	(44,241)	(196)	(16,449)	-	421,031
Charges for the use of the main transmis	1,395,995	(127,579)	(344,909)	(174,429)	-	749,078
Construction revenues	105,194	-	-	-	-	105,194
Revenues from telecommunications	39,194	(2,000)	(6,279)	-	(70)	30,845
Distribution of piped gas	89,050	(8,184)	(11,033)	-	-	69,833
Other operating revenues	45,122	(4,376)	-	-	(271)	40,475
	3,130,410	(276,617)	(617,914)	(210,900)	(341)	2,024,638

Consolidated	Gross revenues	PIS/Pasep & Cofins taxes	ICMS (VAT)	Regulatory charges	Service tax (ISSQN )	Net revenues
						03.31.2011
Electricity sales to final customers	903,233	(83,672)	(241,263)	(7,123)	-	571,175
Electricity sales to distributors	415,950	(38,875)	(76)	(15,745)	-	361,254
Charges for the use of the main transmis	1,235,737	(111,809)	(305,637)	(158,498)	-	659,793
Construction revenues	120,566	-	-	-	-	120,566
Revenues from telecommunications	36,338	(1,950)	(5,925)	-	(224)	28,239
Distribution of piped gas	72,521	(6,438)	(9,121)	-	(8)	56,954
Other operating revenues	34,109	(3,225)	-	(2,383)	(252)	28,249
	2,818,454	(245,969)	(562,022)	(183,749)	(484)	1,826,230

Regulatory Charges

	Consolidated
	03.31.2012	03.31.2011
Fuel Consumptuon Account (CCC)	92,925	83,117
Energy Development Account (CDE)	70,402	62,331
Global Reversal Reserve (RGR)	24,581	18,442
Research and Development and Energy Efficiency Programs - R&D and EEP	18,940	16,415
Other charges	4,052	3,444
	210,900	183,749

Power sales to final customers by customer category

Electric pow er supply Consolidated	Gross income		Net income
	03.31.2012	03.31.2011	03.31.2012	03.31.2011
Residential	316,102	303,988	197,391	192,231
Industrial	315,881	289,798	197,254	183,259
Commercial, services and other activities	227,785	206,185	142,242	130,385
Rural	46,906	43,347	29,291	27,411
Public agencies	25,678	24,251	16,035	15,336
Public lighting	20,888	16,457	13,044	10,407
Public services	20,698	19,207	12,925	12,146
	973,938	903,233	608,181	571,174

Use of the power grid by customer category

Availability of grid Consolidated	Gross income		Net income
	03.31.2012	03.31.2011	03.31.2012	03.31.2011
Residential	446,958	378,777	239,833	202,240
Industrial	343,781	328,926	184,469	175,622
Commercial, services and other activities	314,081	272,906	168,533	145,712
Rural	66,203	56,972	35,524	30,419
Public agencies	36,241	31,891	19,447	17,027
Public lighting	29,481	26,058	15,819	13,913
Public services	29,212	25,255	15,675	13,484
Free consumers	48,450	48,776	25,998	26,043
Basic Netw ork, BN connections, and conne	616	760	331	406
Operation and maintenance (O&M) revenue	12,294	10,610	6,597	5,665
Effective interest revenues	68,678	54,806	36,852	29,262
	1,395,995	1,235,737	749,076	659,794

Power sales to distributors

Consolidated		Gross income
	03.31.2012	03.31.2011
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	341,413	312,497
Bilateral contracts	63,421	54,875
Electric Energy Trading Chamber - CCEE	77,083	48,578
	481,917	415,950

Other operating revenues

Consolidated	Gross income
	03.31.2012	03.31.2011
Leases and rents	31,457	21,996
Revenues from services	9,938	9,722
Charged service	1,728	1,542
Other revenues	1,999	849
	45,122	34,109

28 Operating Costs and Expenses

Consolidated operating costs and expenses are as follows:

Nature of costs and expenses	Costs of goods and/or services	Sales expenses	General and administrative expenses	Other rev. (exp.), net	Total consolidated
					03.31.2012
Electricity purchased for resale (28.1)	(603,549)	-	-	-	(603,549)
Use of main distribution and transmission grid (28.2)	(172,317)	-	-	-	(172,317)
Personnel and management (28.3)	(174,402)	(1,793)	(51,049)	-	(227,244)
Pension and healthcare plans (20)	(31,415)	(217)	(8,199)	-	(39,831)
Materials and supplies (28.4)	(11,172)	(103)	(3,988)	-	(15,263)
Materials and supplies for pow er	(5,070)	-	-	-	(5,070)
Natural gas and supplies for the gas business	(49,801)	-	-	-	(49,801)
Third-party services (28.5)	(71,737)	(8,236)	(14,668)	-	(94,641)
Depreciation and amortization	(132,875)	3	(8,085)	(370)	(141,327)
Accruals and provisions (28.6)	-	(15,412)	-	(52,333)	(67,745)
Construction cost (28.7)	(103,322)	-	-	-	(103,322)
Other costs and expenses (28.8)	(1,558)	864	(25,514)	(34,239)	(60,447)
	(1,357,218)	(24,894)	(111,503)	(86,942)	(1,580,557)

Nature of costs and expenses	Costs of goods and/or services	Sales expenses	General and adm inistrative expenses	Other rev. (exp.), net	Total consolidated
					03.31.2011
Electricity purchased for resale (28.1)	(544,821)	-	-	-	(544,821)
Use of main distribution and transmission grid (28.2)	(154,184)	-	-	-	(154,184)
Personnel and management (28.3)	(143,898)	(1,538)	(39,833)	-	(185,269)
Pension and healthcare plans (20)	(24,389)	(169)	(6,894)	-	(31,452)
Materials and supplies (28.4)	(18,457)	(64)	(2,343)	-	(20,864)
Materials and supplies for pow er	(6,633)	-	-	-	(6,633)
Natural gas and supplies for the gas business	(34,499)	-	-	-	(34,499)
Third-party services (28.5)	(58,669)	(7,730)	(17,437)	-	(83,836)
Depreciation and amortization	(126,821)	(10)	(6,796)	(371)	(133,998)
Accruals and provisions (28.6)	-	(5,093)	-	7,327	2,234
Construction cost (28.7)	(120,082)	-	-	-	(120,082)
Other costs and expenses (28.8)	2,976	1,317	(22,482)	(41,460)	(59,649)
	(1,229,477)	(13,287)	(95,785)	(34,504)	(1,373,053)

The table below features the balances of costs and expenses of the Parent Company, breaking down by expense category:

	General and administrative expenses	Other rev. (exp.), net	Total parent company
			03.31.2012
Personnel and management (28.3)	(1,799)	-	(1,799)
Pension and healthcare plans	(132)	-	(132)
Materials and supplies	(4)	-	(4)
Third-party services (28.5)	(870)	-	(870)
Depreciation and amortization	-	(189)	(189)
Accruals and provisions (28.6)	-	(3,794)	(3,794)
Other operating expenses	(1,543)	71	(1,472)
	(4,348)	(3,912)	(8,260)

	General and administrative expenses	Other rev. (exp.), net	Total parent company
			03.31.2011
Personnel and management (28.3)	(1,652)	-	(1,652)
Pension and healthcare plans	(133)	-	(133)
Materials and supplies	(11)	-	(11)
Third-party services (28.5)	(823)	-	(823)
Depreciation and amortization	-	(189)	(189)
Accruals and provisions (28.6)	-	8,907	8,907
Other operating expenses	(7,408)	-	(7,408)
	(10,027)	8,718	(1,309)

28.1 Electricity purchased for resale

Consolidated
	03.31.2012	03.31.2011
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	120,520	110,116
Companhia Hidro Elétrica do São Francisco - Chesf - auction	91,365	86,584
Furnas Centrais Elétricas S.A. - auction	88,765	97,045
Electric Energy Trading Chamber - CCEE	49,840	17,312
Companhia Energética de São Paulo - Cesp - auction	36,833	33,156
Itiquira Energética S.A.	33,560	36,803
Program for incentive to alternative energy sources - Proinfa	33,235	25,661
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	29,310	28,641
Petróleo Brasileiro S.A. - Petrobras - auction	19,480	19,204
Dona Francisca Energética S.A.	16,443	15,905
Companhia Energética de Minas Gerais - Cemig - auction	13,510	13,692
Light S.A. - auction	7,662	7,429
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	6,923	9,803
ThyssenKrupp CSA Companhia Siderúrgica - UTE Atlântico - auction	5,016	7,284
Duke Energy International, Geração Paranapanema S.A. - auction	4,942	5,054
Tractbel Energia S.A. - auction	2,898	5,451
Companhia de Geração Térmica de Energia Elétrica - Eletrobras CGTEE - auction	-	10,387
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(59,688)	(37,652)
Others - auction	102,935	52,946
	603,549	544,821

28.2 Use of main distribution and transmission grid

Consolidated
	03.31.2012	03.31.2011
Furnas Centrais Elétricas S.A.	36,286	31,668
Cia Transmissora de Energia Elétrica Paulista - Cteep	21,653	18,361
Companhia Hidro Elétrica do São Francisco - Chesf	16,526	14,717
Centrais Elétricas do Norte do Brasil S.A. - Eletronorte	13,907	13,648
Eletrosul Centrais Elétricas S.A.	12,240	10,231
Energy Reserve Charge - EER	6,787	-
Companhia Energética de Minas Gerais - Cemig	5,840	5,583
TSN Transmissora Nordeste Sudeste de Energia S.A.	5,790	5,510
Novatrans Energia S.A.	5,788	5,483
National System Operator - ONS	5,353	5,006
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	5,062	4,366
Empresa Amazonense de Transmissão de Energia - Eate	4,789	4,577
ATE II Transmissora de Energia S.A.	2,563	2,347
Empresa Norte de Transmissão de Energia S.A. - Ente	2,540	2,332
Itumbiara Transmissora de Energia Ltda	2,414	2,212
System Service Charges - ESS	2,385	7,079
Expansion Transmissora de Energia Elétrica S.A.	2,195	2,093
STN Sistema de Transmissão Nordeste S.A	2,034	1,834
Empresa Transmissora de Energia Oeste Ltda - Eteo	1,962	1,872
NTE Nordeste Transmissora de Energia S.A	1,708	1,629
ATE Transmissora Energia S.A	1,682	1,537
Integração Transmissão Energia - Intesa	1,557	1,473
Serra Mesa Transm. Energia Ltda. - SMTE	1,468	1,393
LT Triângulo S.A.	1,320	1,249
ATE III Transmissora Energia S.A	1,294	1,276
SC Energia - Empresa Transmissora Energia Sta Catarina	1,245	1,148
Empresa Paraense Transmissão de Energia S/A - Etep	1,093	1,043
Arthemis Transmissora de Energia S.A	1,091	997
IENNE - Interligação Elétrica Norte Nordeste	530	672
(-) PIS/Pasep/Cofins taxes on charges for use of pow er grid	(18,933)	(12,075)
Others	22,148	14,923
	172,317	154,184

28.3 Personnel and Management Expenses

Parent Company			Consolidated
	03.31.2012	03.31.2011	03.31.2012	03.31.2011
Personnel
Wages and salaries	-	-	150,284	129,701
Social charges on payroll	-	-	60,135	46,549
	-	-	210,419	176,250
Provisions for profit sharing	-	-	13,397	16,507
Profit sharing	-	-	-	-
Meal assistance and education allow ance	-	-	18,644	16,629
Compensation - Voluntary termination Program/retirement	-	-	7,124	1,821
	-	-	249,584	211,207
(-) Transfers to construction in progress (a)	-	-	(25,116)	(28,282)
	-	-	224,468	182,925
Managem ent
Wages and salaries	1,241	1,304	1,999	1,928
Social charges on payroll	341	348	519	416
Other expenses	217	-	258	-
	1,799	1,652	2,776	2,344
	1,799	1,652	227,244	185,269

a) Amount related to the allocation of construction in progress direct labor, not taking into account administrative expenses.

28.4 Materials and Supplies

Consolidated
	03.31.2012	03.31.2011
Fuel and vehicle parts	6,475	5,445
Materials for the electric system	1,869	8,287
Cafeteria supplies	1,951	2,151
IT equipment	1,637	161
Materials for civil construction	586	998
Lodging supplies	474	354
Office supplies	386	1,159
Safety supplies	242	739
Clothing and uniforms	199	451
Other materials	1,444	1,119
	15,263	20,864

28.5 Services from third-parties

	Parent Company		Consolidated
	03.31.2012	03.31.2011	03.31.2012	03.31.2011
Transmission grid	-	-	21,731	23,113
Meter reading and bill delivery	-	-	8,554	6,675
Authorized and registered agents	-	-	6,846	6,510
Data processing and transmission	-	-	5,663	5,410
Travel and Personnel training	62	32	5,092	4,544
Telephone services	-	-	4,982	2,036
Security	-	-	4,819	4,526
Civil maintenance services	-	-	4,810	2,327
Technical, scientific and administrative consulting	-	162	4,458	4,498
Limpeza de faixa de servidão	-	-	3,177	2,592
Services in "green areas"	-	-	2,493	2,127
Customer service	-	-	1,856	1,836
Vehicle maintenance and repairs	-	-	1,238	1,380
Auditing	807	291	1,028	543
Postal services	-	-	995	1,066
Cargo shipping	-	-	919	1,198
Telephone operator	-	-	692	887
Satellite communications	0	-	478	278
Other services	1	338	14,810	12,290
	870	823	94,641	83,836

28.6 Accruals and provisions

Parent Com pany			Consolidated
	03.31.2012	03.31.2011	03.31.2012	03.31.2011
Allow ance for doubtful accounts
Trade account receivable	-	-	15,206	4,851
Other receivables	-	-	207	242
	-	-	15,413	5,093
Provisions for losses on taxes recoverable	-	-	(331)	-
Reserve (reversals) for risks (Note 25)
Cofins	432	-	432	-
Tax	(3,490)	(10,133)	14,918	(22,813)
Labor	-	-	(360)	1,080
Employee benefits	-	-	1,564	7,326
Suppliers	-	-	(605)	881
Civil and administrative claims	6,852	1,226	29,575	7,824
Easement of necessity	-	-	549	161
Expropriation and equity	-		2,204	2,308
Customers	-	-	4,199	575
Environmental	-	-	21	1
Regulatory	-	-	166	(4,670)
	3,794	(8,907)	52,663	(7,327)
	3,794	(8,907)	67,745	(2,234)

28.7 Cost of construction

The table below shows the balances of the cost of construction allocated to the respective types of expenditure:

Consolidated
	03.31.2012	03.31.2011
Materials and supplies	52,345	14,412
Third-party services	5,941	71,358
Personnel and management	14,987	30,217
Other	30,049	4,095
	103,322	120,082

28.8 Other operating costs and expenses

.
Consolidated
	03.31.2012	03.31.2011
Financial compensation for use of w ater resources	24,970	36,370
Indemnities	12,782	12,331
Taxes	6,216	5,592
ANEEL inspection fee	5,303	4,589
Leases and rents	4,223	4,328
Provision for losses - receivables related to concession	2,874	(867)
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	2,028	-
Insurance	1,974	1,988
Ow n pow er consumption	1,932	1,869
Advertising	1,769	1,314
Losses in the decommissioning and disposal of assets	811	22
Recovery of costs and expenses	(9,080)	(11,498)
Other costs and expenses, net	4,645	3,611
	60,447	59,649

29 Financial Income (Expenses)

Parent Company			Consolidated
	03.31.2012	03.31.2011	03.31.2012	03.31.2011
Financial income
Return on financial investments held for trading	491	1,990	30,676	56,292
Return on financial investments held for sale	4	-	4,762	-
Return on financial investments held until maturity	-	-	109	1,498
Monetary variation of receivables related
to concession	-	-	14,420	45,480
Monetary variation of CRC transfer (Note 6)	-	-	11,893	32,905
Return on CRC transfer (Note 6)	-	-	21,646	21,570
Penalties on overdue bills	-	-	35,077	17,769
Interest on prepaid taxes	2,832	2,835	6,526	4,424
Multas	-	-	2,689	3,488
Interest and commissions on loan agreements	26,894	25,189	-	-
Other financial income	16	87	508	603
	30,237	30,101	128,306	184,029
(-) Financial expenses
Fair value update of accounts receivable
related to concession (Note 7.2)	-	-	42,569	-
Debt charges	23,981	26,197	35,530	33,421
Monetary variation of payables related to concession - use of public property	-	-	16,145	20,104
Monetary and exchange variations	3	-	10,564	5,298
Interest on R&D and EEP	-	-	4,442	4,190
Interest on tax installments	445	1,801	599	2,838
IOF tax	-	-	496	1,931
PIS/Pasep and Cofins tax of interests on ow n capital	7	-	7	-
Other financial expenses	26	2	2,668	5,887
	24,462	28,000	113,020	73,669
	5,775	2,101	15,286	110,360

The costs of loans and financing capitalized during the year of 2012 amounted to R$ 17,611, at an average rate of 2.87% p.a.

30 Operating Segments

30.1 Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the quarter ended March 31, 2012 all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues during the three-month period ended March 31, 2012.

The Group’s reporting segments are:

Power generation and transmission (GeT) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária and Centrais Eólicas do Paraná;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagas; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel and Dominó Holdings.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operational segments are the same as those described in the summary of main accounting practices and record transactions between segments as transactions with third-parties, i.e., at current market prices.

30.2 Assets per reporting segment

ASSETS 03.31.2012	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
ASSETS	10,253,361	7,795,204	362,757	275,526	13,963,701	(13,300,525)	19,350,024
CURRENT ASSETS	1,189,843	2,165,732	47,957	75,560	1,232,288	(1,128,954)	3,582,426
Cash and cash equivalents	176,420	563,901	11,484	37,568	31,625	-	820,998
Financial investments - securities and bonds	470,839	28,942	-	-	168	-	499,949
Restricted Financial investments
collaterals and escrow accounts	1,961	5	-	629	-	-	2,595
Trade accounts receivable	316,957	1,157,203	18,101	34,440	-	(56,571)	1,470,130
Dividends to receive	717	-	-	-	1,091,390	(1,074,201)	17,906
CRC tranferred to State Government of Paraná	-	67,090	-	-	-	-	67,090
Receivable related to concession	90,455	-	-	-	-	-	90,455
Other receivables	99,314	119,849	1,988	611	346	1,818	223,926
Inventories	24,001	74,108	9,443	1,594	-	-	109,146
Income tax and social contribution	4,721	95,928	3,267	1	108,748	-	212,665
Other current recoverable taxes	2,980	46,092	3,469	428	11	-	52,980
Prepaid expenses	1,478	12,614	205	289	-	-	14,586
NONCURRENT ASSETS	9,063,518	5,629,472	314,800	199,966	12,731,413	(12,171,571)	15,767,598
Long term assets	1,354,183	4,397,365	18,686	22,003	1,521,122	(1,164,465)	6,148,894
Financial investments - securities and bonds	63,942	20,766	-	-	-	-	84,708
Restricted Financial investments	-	29,973	-	-	-	-	29,973
Trade accounts receivable	-	34,377	89	9,217	-	(9,217)	34,466
CRC tranferred to State Government of Paraná	-	1,275,193	-	-	-	-	1,275,193
Judicial deposits	20,459	250,252	1,024	301	223,036	-	495,072
Receivable related to concession	1,038,589	2,291,146	-	-	-	-	3,329,735
Advances to suppliers	-	-	-	11,626	-	-	11,626
Other noncurrent receivables	2,495	4,641	-	-	-	-	7,136
Income tax and social contribution	19,568	-	-	-	-	-	19,568
Other noncurrent recoverable taxes	5,554	62,683	8,628	-	-	-	76,865
Deferred Income tax and social contribution	203,576	414,048	8,945	667	142,838	-	770,074
Prepaid expenses	-	14,286	-	192	-	-	14,478
Receivable from other related parties	-	-	-	-	1,155,248	(1,155,248)	-
Investm ents	388,450	4,012	-	-	11,210,291	(11,031,016)	571,737
Property, plant and equipment, net	7,063,440	-	279,253	-	-	-	7,342,693
Intangible assets	257,445	1,228,095	16,861	177,963	-	23,910	1,704,274

30.3 Liabilities per reporting segment

LIABILITIES 03.31.2012	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
TOTAL LIABILITIES	10,253,361	7,795,204	362,757	275,526	13,963,701	(13,300,525)	19,350,024
CURRENT LIABILITIES	1,031,213	1,687,568	47,458	56,170	169,128	(1,133,970)	1,857,567
Payroll and labor provisions	54,488	154,379	13,487	3,088	219	-	225,661
Suppliers	206,971	497,387	8,913	41,803	1,046	(54,643)	701,477
Income tax and social contribution	75,425	11,128	-	1,423	-	-	87,976
Other taxes	20,060	211,563	3,253	2,060	7,353	(110)	244,179
Loans and financing	44,890	18,566	-	-	14,934	(5,016)	73,374
Dividends payable	527,856	508,695	20,649	7,702	145,043	(1,074,201)	135,744
Post employment benefits	5,893	15,183	739	-	-	-	21,815
Customer charges payable	4,535	62,666	-	-	-	-	67,201
Research and development and energy efficiency	15,849	141,156	-	-	-	-	157,005
Payable related to concession - use of public property	44,660	-	-	-	-	-	44,660
Other accounts payable	30,586	66,845	417	94	533	-	98,475
NON CURRENT LIABILITIES	2,612,059	2,333,135	41,741	7,357	1,297,995	(1,184,633)	5,107,654
Associated and subsidiary companies	291,246	808,452	23,000	-	318	(1,123,016)	-
Suppliers	106,193	-	-	-	-	(9,217)	96,976
Taxes	34	-	-	-	-	-	34
Deferred Income tax and social contribution	820,019	55,360	-	4,924	33,338	-	913,641
Loans and financing	488,573	717,487	-	-	965,187	(52,400)	2,118,847
Post employment benefits	121,274	304,268	18,433	1,205	-	-	445,180
Research and development and energy efficiency	37,550	72,931	-	-	-	-	110,481
Payable related to concession - use of public property	375,575	-	-	-	-	-	375,575
Other accounts payable	-	-	-	53	3	-	56
Provisions for legal claims	371,595	374,637	308	1,175	299,149	-	1,046,864
EQUITY	6,610,089	3,774,501	273,558	211,999	12,496,578	(10,981,922)	12,384,803
Capital	4,256,839	2,624,841	194,755	135,943	7,023,368	(7,325,746)	6,910,000
Equity valuation adjustments	1,415,001	2,650	-	-	1,429,770	(1,421,454)	1,425,967
Reserva legal	212,887	135,294	5,306	16,258	552,734	(386,292)	536,187
Profit retention reserve	156,467	883,575	62,685	43,851	2,838,551	(1,369,093)	2,616,036
Unrealized income reserve	-	-	-	10,428	212,087	-	222,515
Additional propoused dividends	435,578	13,468	1,994	-	84,875	(451,040)	84,875
Accumulated income (losses)	133,317	114,673	8,818	5,519	355,193	(276,751)	340,769
Attributable to non controlling interest						248,454	248,454

30.4 Statement of income per reporting segment

STATEMENT OF INCOME 03.31.2012	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
RECEITA OPERACIONAL LÍQUIDA	592,147	1,426,698	41,677	74,280	-	(110,164)	2,024,638
CUSTOS E DESPESAS OPERACIONAIS	(316,443)	(1,269,907)	(28,635)	(67,098)	(8,593)	110,119	(1,580,557)
Electricity purchased for resale	(26,112)	(651,138)	-	-	-	73,701	(603,549)
Charges for the use of the pow ergrid	(57,087)	(138,727)	-	-	-	23,497	(172,317)
Personnel and management	(53,003)	(155,688)	(12,840)	(3,905)	(1,808)	-	(227,244)
Pension and healthcare plans	(9,842)	(27,597)	(1,956)	(304)	(132)	-	(39,831)
Materials and supplies	(3,704)	(10,464)	(859)	(232)	(4)	-	(15,263)
Raw materials and supplies for generation	(5,070)	-	-	-	-	-	(5,070)
Natural gas and supplies for gas business	-	-	-	(49,801)	-	-	(49,801)
Third party services	(22,346)	(75,869)	(4,248)	(3,010)	(976)	11,808	(94,641)
Depreciation and amortization	(80,745)	(50,380)	(6,655)	(3,175)	(372)	-	(141,327)
Provisions and reversals	(11,255)	(51,563)	(276)	(857)	(3,794)	-	(67,745)
Construction cost	(10,587)	(88,287)	-	(4,448)	-	-	(103,322)
Other operating costs and expenses	(36,692)	(20,194)	(1,801)	(1,366)	(1,507)	1,113	(60,447)
EQUITY IN RESULTS SUBSIDIARIES	1,514	-	-	-	330,373	(315,040)	16,847
PROFIT BEFORE FINANCIAL RESULTS AND TAKES	277,218	156,791	13,042	7,182	321,780	(315,085)	460,928
Financial income (expenses)	(10,035)	17,547	526	1,429	5,776	43	15,286
OPERATING INCOME (LOSSES)	267,183	174,338	13,568	8,611	327,556	(315,042)	476,214
Income tax and social contribution	(100,759)	(82,555)	(5,384)	(3,952)	(680)	-	(193,330)
Deferred income tax and social contribution	10,952	22,890	634	860	1,525	-	36,861
NET INCOME (LOSSES) FOR THE YEAR	177,376	114,673	8,818	5,519	328,401	(315,042)	319,745

31 Operating Lease Agreements

31.1 The Group as a lessee

Consolidated
Lease and rental costs and expenses	03.31.2012	03.31.2011
Real estate	4,166	3,895
Photocopiers	209	389
Others	84	391
(-) Pis and Cofins tax credits	(236)	(347)
	4,223	4,328

Copel’s estimate for expenses for the next fiscal years is basically the same as 2011, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

Out of the total R$ 4,166 spent in rental properties, R$ 2,443 refer to the rental of the Km 3 Center facilities, signed by Copel and the Fundação Copel, and which is the most significant rental agreement held by the Company. In future periods, this amount will be restated according to a real estate appraisal of the property.

The Company has not identified any operating lease commitments which are non cancelable.

31.2 The Group as a lessor

Consolidated
Lease and rental income	03.31.2012	03.31.2011
Equipment and facilities	16,945	13,389
Araucária Thermal Pow er Plant	14,106	8,191
Real estate	199	227
Facilities sharing	207	189
	31,457	21,996

Operating leases refer to revenues from rental of Copel property; lessees do not hold an option to purchase these assets upon expiration of the lease.

The Company has not identified any operating lease receivables which are non cancelable.

The leases of equipment and structures refer to operating leases of predetermined attachment points in utility poles for the installation of cabling, accessories, and telecommunications equipment, with monthly payment, pursuant to article 73 of Law no. 9,472, dated July 16, 1997 (General Telecommunications Law), to ANEEL/ ANATEL/ ANP Joint Resolution no. 001, dated November 24, 1999, and to ANEEL Resolution no. 581, dated October 29, 2002. They are also aimed at lowering costs of implementation of infrastructure to the power and telecommunications sector operators, optimizing the use of poles, and obtaining margins which contribute to more competitive tariffs (lower electric energy tariffs).

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. -Petrobras, a minority shareholder, leasing the Araucária Thermal Power Plant for a period of one year, ended on December 31, 2007 and extended a few times until December 31, 2012, subject to early termination should UEG Araucária successfully participate at ANEEL-sponsored power auctions. The lease provides for the use of the Araucária Power Plant for power generation by Petrobras, at its own expense; UEG Araucária is entitled to lease payments comprising a fixed and a variable portion, pursuant to the lease agreement.

32 Financial Instruments

The use of financial instruments by the Company is restricted to Cash and Cash Equivalents, Customers and Distributors, Accounts Receivable from Government Agencies, Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná, Bonds and Securities, Accounts Receivable Related to Concession, Accounts Payable Related to Concession, Loans and Financing, Debentures, and Suppliers.

The Company holds mechanisms aiming to manage risk in the corporate areas and the company subsidiaries. The risks are classified as critical, high, moderate, low or minimum according to their final exposure, which considers the following impacts: financial, operational and image; and also the frequency and occurrence of the risk.

Main risk factors inherent to the Company’s activites are identified and measured to their potential negative impacts, in range of the strategic, process and projects goals.

32.1 Fair value and rating level for assessment of fair value of financial instruments

Consolidated	Level	Accounting value
		03.31.2012	12.31.2011
Financial assets
Cash and cash equivalent (Note 3)	-	820,998	1,049,125
Trade accounts receivable (Note 5)	-	1,363,505	1,275,282
Accounts receivable from government entities (Note 5)	-	141,091	125,536
CRC transferred to state of Paraná (Note 6)	-	1,342,283	1,346,460
Securities and bonds (NE nº 4.1)	1	347,562	438,310
Securities and bonds (NE nº 4.1)	2	237,095	206,298
Collaterals and escrow accounts (Note 4)	-	32,568	40,221
Receivable related to concession (Note7)	3	3,420,190	3,317,100
Other investments (Note 14.4)	1	18,380	17,714
Financial liabilities
Loans and financing (Note 19)	-	2,192,221	2,174,472
Derivatives	1	4	39
Payable related to concession - use of public property (Note 23)	-	420,235	415,098
Eletrobrás - Itaipu	-	77,867	76,533
Petrobras - Compagas	-	39,857	40,698
Other suppliers	-	680,729	738,684

Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities

Level 2: obtained from other variables other than prices quoted included in level 1, w hich can be observed for assets or liabilities
Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data

Fair value are calculated considering the market value to all financial instruments with an active market. For other instruments whose market values are not available, their fair values calculated according to the present value of their future cash flows expected.

32.1.1 Non-derivative financial assets

Cash and cash equivalents, trade accounts receivable and receivables from government agencies have fair values that are approximate to their book values, due to their nature and realization schedules.

The CRC transferred to the State of Paraná has fair value of R$ 1,511,262 as of March 31, 2012. Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 5.5% p.a. plus the IPCA inflation index.

Bonds and Securities have fair values of R$ 584,657 as of March 31, 2012. The fair values have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government.

Collaterals and escrow accounts have fair values of R$ 25,552 as of March 31, 2012. The fair values have been calculated based on the cost of the last issue by the Company, 109.41% of the CDI variation.

Other investments have a fair value of R$ 18,884 as of 03.31.2012. The fair value of the investment in Investco S.A. of R$ 8,868 was determined by applying the percentage interest to its shareholders' equity. The fair value of the investments in Finam and Finor was restated based on the average price being traded at BM&FBOVESPA in December 2011 and 2010. The fair value of investments in listed companies was determined based on the share prices at 03.30.2012. Other investments were carried at historic cost, as their fair values could not be measured reliably.

33.1.2 Non-derivative financial liabilities

Liabilities to Eletrobras – Itaipu, Petrobras, and other suppliers have fair values that are approximate to their book values, due to their nature and maturity.

The Company's loans and financing have fair value of R$ 2,060,107 as of March 31, 2012 calculated based on the cost of the last issue by the Company, 109.41% of the CDI variation.

Accounts payable related to concession - use of public property have fair value of R$ 526,040 as of March 31, 2012, calculated based on the rate of return for the last project auctioned by ANEEL and won by the Company.

32.1.2 Derivative Financial Assets and Liabilities

The derivative financial asset - DI Adjustment Future - Asset comprises the account Securities and has a fair value of R$ 1 as of March 31, 2012 (R$ 1 as of December 31, 2011), classified under financial instruments held for trading.

The other obligations - DI Adjustment Future - Liability derivatives have a fair value of R$ 3 at March 31, 2012 (R$ 39 as of December 31, 2011) and are classified under financial instruments held for trading.

The derivative financial asset - exclusive funds - Asset comprises the account Securities and has a fair value of R$ 6,978 as of March 31, 2012, classified under financial instruments held for trading.

32.1.3 Rating level 3 for assessment of fair value

This rating level includes accounts receivable related to concession.

The detailed breakdown of receivables related to concession is featured in note 7, as detailed below:

  A table reconciling initial and final balances, with a separate breakdown of additions, disposals,transfers, losses, monetary variation, and fair value adjustments;
  Criteria for identification and measurement; and
  Assumptions adopted by Company management to restate the recoverable amount.

32.2 Financial instruments by category

Consolidated	Book value
	03.31.2012	12.31.2011
Financial assets
Held for trading
Cash equivalents - open market investments	701,653	1,014,044
Bonds and securities	127,731	60,022
Loans and receivables
Cash and cash equivalent	119,345	35,081
Customers, concessionaires and permission holder	1,363,505	1,275,282
Accounts receivable from government entities	141,091	125,536
CRC transferred to state of Paraná	1,342,283	1,346,460
Receivables related to concession	1,129,044	1,091,897
Collaterals and escrow accounts	32,568	40,221
Available for sale
Receivables related to concession	2,291,146	2,225,203
Securities	445,448	567,429
Other investments	18,380	17,714
Held to m aturity
Securities	11,478	17,157
Financial liabilities
Fair value through profit or loss
Held for trading
Other liabilities - derivatives	4	39
Other financial liabilities
Loans and financing	2,192,221	2,174,472
Payable related to concession - use of public property	420,235	415,098
Eletrobrás - Itaipu	77,867	76,533
Petrobras - Compagas	39,857	40,698
Other suppliers	680,729	738,684

32.3 Summary of bonds and securities held to maturity

Consolidated						Fair value	Net book value
Description	Taxa a.a.	Issue date	Maturity	Type	03.31.2012	12.31.2011	03.31.2012	12.31.2011
LFT	SELIC	07.14.2009	03.07.2012	Amortized cost	-	5,919	-	5,920
LF CAIXA		11.03.2011	11.07.2013	Amortized cost	5,220	5,089	5,220	5,089
LF CAIXA		11.07.2011	11.08.2013	Amortized cost	6,258	6,101	6,258	6,101

32.4	Risk Factors
32.4.1	Credit risk

The Company’s credit risk comprises the possibility of losses due to difficulties in collecting payment of bills issued to customers, concession holders, and permission holders. This risk is closely related to factors that are either internal or external to Copel. To mitigate this risk, the Company focuses on the management of receivables, detecting customer segments which are most likely not to pay their bills, suspending power supply, and implementing specific collection policies, related to real estate or personal securities whenever possible:

Consolidated	Book value
	03.31.2012	12.31.2011
Financial Assets
Cash and equivalents - a)	820,998	1,049,125
Financial investments - bonds and securities a)	584,657	644,608
Financial restricted investments - securities and deposits Linked a)	32,568	40,221
Customers b)	1,504,596	1,400,818
CRC transferred to the State of Paraná c)	1,342,283	1,346,460
Receivables related to concession d)	3,420,190	3,317,100
Total	7,705,292	7,798,332

a) Cash and cash equivalents and short-term investments

Company management manages the credit risk of its assets recorded as cash, cash equivalents and short-term investments in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the company may invest funds in prime private banks.

b) Trade accounts receivable

The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, customers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting consumer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by guarantees whenever possible.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c) CRC pass-through to the Paraná State government

Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the state government is paying the renegotiated amounts in accordance with the fourth amendment.

d) Accounts receivable linked to the concession

Consists of indemnification stipulated in the public energy transmission and distribution concession agreements and accounts receivable under the transmission concession agreements to be realized as annual permitted revenue - RAP.

Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, (ANEEL) for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand, Company management considers the credit risk posed by these assets to be negligible.

32.4.2 Foreign currency risk (US Dolar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate rewiew.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results, Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company’s exposure to foreign currency (US dollar) risk is shown below:

Asset		Liability	Net exposure
			03.31.2012
Collaterals and escrow accounts (STN)	29,973	-	29,973
Loans and financing	-	(57,432)	(57,432)
Suppliers
Eletrobrás (Itaipu)	-	(77,867)	(77,867)
Petrobras (acquisiton of gas by Compagas)	-	(39,857)	(39,857)
	29,973	(175,156)	(145,183)

Sensitivity analisys

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of March 31, 2012 and the likelye scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 1.73) estimated as market average projections for 2011 according to the Focus Report issued by the Brazilian Central Bank as of March 31, 2012. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenar io.

Foreign currency risks	Risk	Baseline 03.31.2012	Projected scenarios - Dec.2012
			Probable	Adverse	Remote

Financial assets
Collaterals and escrow accounts	USD appreciation	29,973	29,116	36,395	43,674
		29,973	29,116	36,395	43,674
Financial liabilities
Loans and financing
STN	USD appreciation	57,416	55,773	69,717	83,660
Eletrobrás	USD appreciation	16	16	19	23
		57,432	55,789	69,736	83,683
Suppliers
Eletrobrás (Itaipu)	USD appreciation	77,867	75,641	94,551	113,461
Petrobras (acquisiton of gas by Compagas)	USD appreciation	39,857	38,717	48,397	58,076
		117,724	114,358	142,948	171,537
Net exposure		(145,183)	(141,031)	(176,289)	(211,546)
Expected effect in the result			4,152	(31,106)	(66,363)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of March 31, 2012, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

32.4.3 Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (32.4.9), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

The Company’s exposure to interest rate and monetary variation risks is shown below:

Asset		Liability	Net exposure
			03.31.2012
Financial investments - cash equivalents	701,653	-	701,653
Financial investments - bonds and securities	587,252	-	587,252
CRC transferred to the State of Paraná	1,342,283	-	1,342,283
Receivables related to concession	3,420,190	-	3,420,190
Loans and financing	-	(2,134,789)	(2,134,789)
	6,051,378	(2,134,789)	3,916,589

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of March 31, 2012 and the likely scenario takes into account the indicators (CDI/Selic of 9.00%, IGP-DI of 4.88%, IGP-M of 4.66% e TJLP of 6.00%) estimated as market average projections for 2012 according to the Focus Report issued by the Brazilian Central Bank as of March 30,2012. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

Operation	Risk		Base 03.31.2012	Forecast scenarios - Dec.2012
				Probable	Adverse	Rem ote

Financial assets
Financial investments - cash equivalents	Low	CDI/SELIC	701,653	748,500	737,140	725,722
Financial investments - collaterals and
bonds and securities	Low	CDI/SELIC	587,252	626,461	616,954	607,398
CRC transferred to the State of Paraná	Low IGP-DI		1,342,283	1,397,294	1,381,040	1,364,786
Receivables related to concession	Low IGP-M		3,420,190	4,027,541	3,982,710	3,937,878
			6,051,378	6,799,796	6,717,845	6,635,784
Financial liabilities
Loans and financing
Banco do Brasil	High CDI		1,489,480	1,588,944	1,613,481	1,637,893
Eletrobrás - Finel	High IGP-M		138,649	139,767	140,089	140,412
Eletrobrás - RGR	No Risk (1)		111,847	111,847	111,847	111,847
BNDES - Compagás	High TJLP		-	5,623	5,683	5,742
Finep	High TJLP		5,382	226,758	229,161	231,555
BNDES – Copel Geração e Transmissão	High TJLP		217,063	180,068	181,976	183,877
Banco do Brasil – Transfer BNDES funds	High TJLP		172,368
			2,134,789	2,253,007	2,282,237	2,311,326
Net exposure			3,916,589	4,546,789	4,435,608	4,324,458
Expected effect in the result				630,200	519,019	407,869
(1) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders’ equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of March 31, 2012, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

32.4.4 Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

As of March 31, 2012 all of the conditions were analyzed and it was identified that all of the levels provided in the contracts had been complied with.

32.4.5 Environmental Risks

The activities of the energy sector could have significant negative impacts and damage on the environment. The applicable legislation imposes on those who directly or indirectly cause environmental harm the duty to repair or compensate for the damages to the environment and to affected third-parties, regardless of culpability (strict liability). The costs of environmental recovery of compensation may force the Company to delay or redirect investments in other areas and may have an adverse effect on the Company. The Company ensures the balance between environmental conservation and the operation of its business by establishing guidelines and practices to be observed in all operations, in order to reduce environmental impact, focusing on the sustainable development of its business.

32.4.6 Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the Annual Plan for Electricity Operation - PEN 2011, published annually on the website: www.ons.org.br, the conditions for attending the electricity load are considered satisfactory for the time horizon 2011/2015, and also considering that there is excess electricity guaranteed with SIN during this period, the sensitivity analysis in relation to market growth, retaining the timetables programmed in PEN 2011, average annual growth in the electricity load of up to 8 % p.a., approximately 78 GWmed in 2015 can be tolerated, compared to the 5% p.a. from the Reference Scenario, approximately 72 GWmed in the same year. This means that even with anticipation of a little more than one year in the increase in the electricity load, as from 2013, it will still be possible to maintain the conditions to attend the market within the guarantee criteria postulated by CNPE (risk of deficit not higher than 5%).

32.4.7 Risk of non-renewal of concessions

Copel holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("onerous concession"), current profitability and activity levels may be affected.

Maturty date of concessions/authorizations

Concessions - Copel Geração e Transm issão
Hydroelectric Pow er Plants
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Gov. Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Gov. José Richa (Caxias)	05.04.2030
Gov. Pedro Viriato Parigot de Souza	07.07.2015
Guaricana	08.16.2026
Chaminé	08.16.2026
Apucaraninha	10.12.2025
Mourão	07.07.2015
Derivação do Rio Jordão	11.15.2029
Marumbi	- (a)
São Jorge	12.03.2024
Chopim I	07.07.2015
Rio dos Patos (b)	02.14.2014
Cavernoso	01.07.2031
Cavernoso II (em construção)	02.27.2046
Melissa	- (c)
Salto do Vau	- (c)
Pitangui	- (c)
Mauá (51% da Copel) - em construção	07.02.2042
Colíder (em construção)	01.16.2046
Therm al Power Plant
Figueira	03.26.2019
Transmission concessions
Contract 060/01 - Transmission system	07.07.2015
Contract 075/01 - Transmission line - Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté	10.05.2040
Contract 015/10 - Sub-station Cerquilho III	10.05.2040
Concession - Copel Distribuição	07.07.2015
Concession - Com pagas	07.06.2024
Concession - Elejor	10.24.2036
Authorization - UEG Araucária	12.22.2029
Authorization - Centrais Eólicas do Paraná	09.28.2029

(a) In progress for homologation from ANEEL
(b) Sent on January 27, 2011 requesting extension of concession (art.19 of law 9,074/95)
(c) at plants w ith capacity of less than 1 MW, only register w ith ANEEL

As far as potential reimbursements at the end of the concession, there is uncertainty regarding how to measure the amounts to be paid for reversal of concession assets to the granting authority.

32.4.8 Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

32.4.9 Derivative financial instruments

Copel Geração e Transmissão

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

Consolidated
Derivative Financial Instrum ents	03.31.2012	12.31.2011
Future DI Daily Adjustments - assets	1	1
Future DI Daily Adjustments - liabilities	(4)	(39)
Current portion	(3)	(38)

In order to protect against the effects of volatility on active exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

For the three-month period ended March 31, 2012, the result of operations with derivative financial instruments on the futures market was a loss of R$ 1,234 (loss of R$ 2,726 on 2011).

Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of em March 31, 2012 corresponded to R$ 88,434 (R$ 88,135 as of December 31, 2011).

On March 31, 2012, a share of the Company’s federal bonds in the amount of R$ 6,082 (R$ 5,930 as of December 31, 2011), was deposited as collateral for transactions at BM&FBOVESPA S.A.

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances as of 03.31.2012 and the probable scenario for balances with changes in the BM&FBOVESPApreferential rate for LTN (National Treasury Bills) maturing on January 01, 2013.

Risk of derivative	Risk	Base 03.31.2012	Forecast scenarios - Decem ber 2012
			Probable	Adverse	Remote

Financial assets (liabilities)
Derivatives - assets	Increase in DI rate	1	13	61	109
Derivatives - liabilities	Decrease in DI rate	(4)	(659)	(2,041)	(3,430)
		(3)	(646)	(1,980)	(3,321)
Expected effect in the result			(643)	(1,977)	(3,318)

UEG Araucária

The exclusive funds portfolio of the subsidiary UEG Araucária contains asset derivatives of R$ 6,978.

The sensitivity analysis was conducted based on the expected yield and losses, considering the risk of a possible contribution in the event of share devaluation, including a scenario considered probable by Company Management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables.

Risk of derivative	Base 03.31.2012	Forecast scenarios - December 2012
		Probable	Adverse	Remote

Financial assets (liabilities)
Derivatives - assets	6,978	1,618	1,759	3,158

Expected effect in the result		1,618	1,759	3,158

32.5 Indebtedness index

Debt	Parent Com pany		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
Debt - loans and financing	980,121	1,009,924	2,192,221	2,174,472
Cash and cash equivalents and financial investments	31,626	27,922	1,323,542	1,633,812
Net indebtedness	948,495	982,002	868,679	540,660
Shareholder's	12,136,349	11,826,694	12,384,803	12,069,528
Net indebtedness ratio	7.82%	8.30%	7.01%	4.48%

32.6 Financing lines

Copel does not employ financing lines such as: non-guaranteed overdraft accounts; non-guaranteed bills of exchange; guaranteed overdraft accounts; and guaranteed bank credit lines.

32.7 Liquidity and interest table

The tables below denote the expected settlement amounts for each time range. The projections were made based on financial indicators underlying the respective financial instruments, as forecast by the central bank's Focus Report, which provides market analysts' average expectations for such indicators in the current year and next year. The indicators for 2013 were used from 2014 to the end of the projection period, except for the dollar, which is determined by US inflation.

Assets						Consolidated
	Interest (1)	Less than	1 to 3	3 m onth	1 to 5	More than
		1 m onth	m onth	to 1 year	years	5 years	Total
03.31.2012
Cash and cash equivalent	-	820,998	-	-	-	-	820,998
Derivatives	DI Futuro	1	-	-	-	-	1
Customers	0.75%	34,972	9,619	29,902	35,215	357	110,065
CRC transferred to the State of Paraná	6,65% a.a. + IGP-DI	12,572	25,144	115,016	690,392	1,877,284	2,720,408
Bonds and securities +
exclusive funds	99,9% do CDI	243,983	76,536	41,248	304,376	-	666,143
Collaterals and escrow accounts	TR e Dólar(3)	-	-	-	-	77,649	77,649
Receivables related to concession	WACC+Tx retorno(2)	40,149	80,456	328,750	6,032,201	2,160,656	8,642,212
		1,152,675	191,755	514,916	7,062,184	4,115,946	13,037,476
12.31.2011
Cash and cash equivalent	-	1,049,125	-	-	-	-	1,049,125
Customers	0.75%	33,536	9,400	28,577	40,847	417	112,777
CRC transferred to the State of Paraná	6,65% a.a. + IGP-DI	12,572	25,144	113,148	685,922	1,965,058	2,801,844
Bonds and securities +	99,9% do CDI	2,645	11,580	106,718	110,318	-	231,261
Collaterals and escrow accounts	TR e Dólar(3)	-	-	-	-	100,387	100,387
Receivables related to concession	WACC+Tx retorno(2)	35,689	72,430	305,980	5,383,147	1,948,720	7,745,966
		1,133,567	118,554	554,423	6,220,234	4,014,582	12,041,360
(1) Effective interest rate - w eighted average
(2) WACC regulatory + rate of return from enterprise
(3) National currency TR; Foreign currency: see Note 19.2

Liabilities							Consolidated
	Interest (1)	Less than	1 to 3	3 m onth	1 to 5	More than 5
		1 m onth	month	to 1 year	years	years	Total
03.31.2012
Loans and financing	Note 19	19,031	14,749	165,533	2,259,838	407,808	2,866,959
Derivatives	DI Futures	4	-	-	-	-	4
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	3,670	7,340	34,372	209,567	1,989,483	2,244,432
Eletrobrás - Itaipu	Dollar	-	79,823	356,961	2,428,589	5,970,798	8,836,171
Petrobras - Compagas	100% of CDI	4,612	9,328	43,738	116,023	-	173,701
Other suppliers	-	499,095	119,342	199	29,625	-	648,261
Post employment benefits	7.30%	28,485	56,969	256,361	1,281,669	2,109,550	3,733,034
Purchase liabilities	IGP-M and IPCA	-	541,232	2,532,469	9,903,160	46,398,354	59,375,215
		554,897	828,783	3,389,633	16,228,471	56,875,993	77,877,777
12.31.2011
Loans and financing	Note 19	15,895	55,795	143,838	2,312,045	524,717	3,052,290
Derivatives	DI Futures	39	-	-	-	-	39
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	3,741	7,481	34,129	207,996	2,040,876	2,294,223
Eletrobrás - Itaipu	Dollar	-	164,062	350,491	2,426,301	6,338,176	9,279,030
Petrobras - Compagas	100% of CDI	4,499	9,117	42,928	131,262	-	187,806
Other suppliers	-	555,708	116,041	44,494	140,059	-	856,302
Post employment benefits	7.17%	28,485	56,969	256,361	1,281,669	2,109,550	3,733,034
Purchase liabilities	IGP-M and IPCA	-	994,393	2,646,662	11,395,780	50,070,240	65,107,075
		608,367	1,403,858	3,518,903	17,895,112	61,083,559	84,509,799
(1) Effective interest rate - w eighted average

33 Related Party Transactions

33.1 Parent Company

Parent company
Related parties / Nature of operation	Assets			Liabilities	Results
	03.31.2012	12.31.2011	03.31.2012	12.31.2011	03.31.2012	03.31.2011

Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	57,855	57,855	-	-
BNDESPAR (5)
Dividends payable (1)	-	-	46,473	46,473	-	-
Key management personnel
Fees and related charges (Note 28.3)	-	-	-	-	(1,799)	(1,652)
Pension plans and health care	-	-	-	-	(132)	(133)

The balances of transactions between the Company and its investees and subsidiaries are shown in Note 13 and Note 14.

In 2002, the Company became guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of March 31,2012, the outstanding debt was R$ 19,484 and R$ 11,710, respectively.

33.2 Consolidated

Consolidated
Related parties / Nature of operation	Assets			Liabilities	Results
	03.31.2012	12.31.2011	03.31.2012	12.31.2011	03.31.2012	03.31.2011
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	57,855	57,855	-	-
"Luz Fraterna" program (2)	44,861	38,763	-	-	-	-
Remuneration and employ. social security charges assigned (3)	1,853	2,062	-	-	-	-
CRC (Note 6)	1,342,283	1,346,460	-	-	33,539	54,475
ICMS (Note 10.3)	113,961	117,011	208,891	193,960	-	-
BNDES (4)
Financing for investment in the gas net (Note 19.4)	-	-	-	48	2	(122)
Financing UHE Mauá and system for
associated transmission (Note 19.6)	-	-	172,237	172,237	(3,538)	(2,548)
Financing Transmission Line betw een SEs Foz do Iguaçu and Cascavel West
Foz do Iguaçu and Cascavel West (Note 19.6)	-	-	44,826	-	(103)	-
BNDESPAR (4)
Dividends payable (1)	-	-	46,473	46,473	-	-
Associated companies
Dona Francisca Energética
Purchase of energy (5)	-	-	5,599	5,600	(16,443)	(15,905)
Dividends receivable by Copel (Note 13)	2,303	2,303	-	-	-	-
Sanepar
Dividends receivable by Dominó Holdings (Note 13)	15,603	15,603	-	-	-	-
Foz do Chopim Energética Ltda.
Operation and maintenance (6)	130	131	-	-	390	288
Sercom tel S.A. Telecom unicações
Sharing poles (7)	179	169	-	-	528	508
Key management personnel
Fees and related charges (Note 28.3)	-	-	-	-	(2,776)	(2,344)
Pension plans and health care (Note 20)	-	-	-	-	(143)	(133)
Other related parties
Petrobras
Rental plant UTE Araucária (Note 31.2)	8,398	2,730	-	-	14,106	8,191
Supply and transport of gas (8)	324	283	-	-	1,578	1,395
Acquisition of gas for resale (8)	-	-	39,857	40,698	(49,777)	(34,477)
Advances to suppliers (8)	11,626	11,982	-	-	-	-
Dividends payable (8)	-	-	1,887	1,887	-	-
Mitsui Gás e Energia do Brasil Ltda. (9)
Dividends payable	-	-	1,887	1,887	-	-
Remuneration and employ. social security charges assigned	-	-	-	27	-	-
Paineira Participações S.A. (10)
Dividends payable	-	-	1,110	1,110	-	-
Fundação Copel
Rental of administrative real estate	-	-	-	-	(2,569)	(2,191)
Private pension and health plans (Note 20)	-	-	466,995	468,875	-	-
Instit. de Tecnol. p/ o Desenvolvim ento - Lactec (11)
Services rendered and research and development	17,397	15,400	344	371	(849)	(1,911)

The amounts resulting from the operating activies of Copel Distribuição involving related parties are billed at the rates approved by ANEEL, and those of Copel Telecomunicações are accounted for according to terms and conditions similar to those in effect in transactions with independent parties.

1)     In 2011, out of the total dividends proposed to the Government for the State of Paraná and to BNDESPAR, for the amounts of R$ 124,872, e R$ 100,309, the Company made advance payments during 2011, of R$ 67,017 e R$ 53,836, respectively.

2)     The Luz Fraterna Program, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 ampères. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel.

3)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company set aside a provision in the amount of R$ 2,053 in connection as of March 31, 2012 and the amount of R$ 2,230 as of December 31, 2011.

4)     BNDESPAR holds 26.41% of the Company’s common shares and has the right, under a shareholders’ agreement, to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 19.

5)     Power purchase agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on October 6, 2015.

6)     Operation and maintenance services agreement, signed between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, expiring on May 24, 2015.

7)     Light Post sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on August 20, 2013.

8)     Petrobras holds a 24.5% interest in Compagas. The balances refer to transactions with Petrobras and its subsidiaries, Petrobras Distribuidora S.A. and Petrobras Gás S.A. – Gaspetro, with Compagas.

The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions.

Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. This balance is adjusted monthly, updating the value of recovery. Decorrente In light of the prospects of increased consumption by the market, Company management believes it will consume the accumulated gas volumes as of March 31, 2012 in the next fiscal years.

9)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas’share capital.

10)   Paineira Participações S.A. holds 30% of Elejor share capital.

11)     The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP).

Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL.

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

34 Insurance

The specifications by type of risk and maturity dates for the Company’s main insurance is reported in Note 38 of the Annual Financial Statements as of December 31, 2011.

35 Compensation Account for “Part A”

As a result of adopting international accounting Standards, the Company no longer registers regulatory assets and liabilities, and reversed the existing balances.

These assets and liabilities continue to be registered in the regulatory records, introduced by ANEEL Normative Resolution 396.

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transportation Cost (Transport from Itaipu and the Basic Grid) and Sector Charges (Fuel Consumption Account - CCC; Energy Development Account -CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources -Proinfa).

ANEEL authorized Copel Distribuição, through Homologatory Resolution 1,158, of June 21, 2011, to adjust its supply tariffs as from June 24, 2011, by an average rate of 5.55%, with 5.77% that refers to the tariff adjustment index and -0.22% for the pertinent financial components, of which, CVA, represents a total of R$ (120,071), consisting of 2 parts : CVA being processed, for the tariff year 2010-2011, for the amount of R$ (119,409), and the balance to compensate for CVA from prior years for the amount of R$ (662).

If the regulatory assets and liabilities had been registered, the Company would have reported the following balances in its quarterly information:

Composition of balances for CVA

Consolidated	Current assets		Noncurrent assets
	03.31.2012	12.31.2011	03.31.2012	12.31.2011
CVA recoverable tariff adjustment 2011
CCC	3,294	6,588	-	-
CDE	2,011	4,023	-	-
Transport of energy purchased (Itaipu)	556	1,111	-	-
	5,861	11,722	-	-
CVA recoverable tariff adjustment 2012
CCC	246	75	82	75
Charges for use of transmission system (basic grid)	36,161	18,081	12,054	18,081
CDE	4,811	3,074	1,604	3,074
Proinfa	5,343	-	1,781	-
Transport of energy purchased (Itaipu)	2,148	1,106	716	1,106
	48,709	22,336	16,237	22,336
CVA recoverable tariff adjustment 2013
Charges for use of transmission system (basic grid)	-	-	2,163	-
Transport of energy purchased (Itaipu)	-	-	161	-
	-	-	2,324	-
	54,570	34,058	18,561	22,336

Changes in CVA

Balance as of 01.01.2012		Differ.	Am ortiz.	Correction	Transf.	Balance as of 03.31.2012
Assets
CCC	6,738	193	(3,479)	170	-	3,622
Charges for use of transmission system (basic grid)	36,162	13,278	-	938	-	50,378
CDE	10,171	127	(2,133)	261	-	8,426
Proinfa	-	6,459	-	665	-	7,124
Transport of energy purchased (Itaipu)	3,323	761	(590)	87	-	3,581
	56,394	20,818	(6,202)	2,121	-	73,131
Current	34,058	11,749	(6,202)	1,581	13,384	54,570
Noncurrent - NC	22,336	9,069	-	540	(13,384)	18,561
Liabilities
Charges for use of transmission system (basic grid)	4,235	-	(2,262)	144	-	2,117
Transport of energy purchased (Itaipu)	44,960	8,891	(5,543)	1,197	-	49,505
ESS	46,288	10,972	(6,823)	1,130	-	51,567
Proinfa	981	(316)	(347)	7	-	325
Energy purchased for resale (CVA Energ)	78,528	24,224	(12,643)	2,311	-	92,420
	174,992	43,771	(27,618)	4,789	-	195,934
Current	113,507	23,875	(27,618)	3,754	32,988	146,506
Noncurrent - NC	61,485	19,896	-	1,035	(32,988)	49,428

36 Subsequent Events

36.1	New investments
36.1.1	Matrinchã Transmissora de Energia (TP NORTE) S.A.

Specific Purpose Entity - SPE in which Copel Geração e Transmissão holds 49% of the voting capital. The SPE was founded to implement and operate the electricity business, via a transmission concession of the high-voltage grid of the National Interconnected Grid - SIN, including the construction, operation and maintenance of the transmission facilities as specified in the notice for ANEEL auction 02/2012 held 03.09.2012, primarily consisting of the 500 kV dual-circuit transmission line, with a length of approximately 300 km, originating at the Paranaíta substation and ending at the Cláudia substation; 500 kV transmission line, with a length of approximately 350 km, originating at the Claudia substation and ending at the Paranatinga substation; 500 kV dual-circuit transmission line, with a length of approximately 355 km, originating at the Paranatinga substation and ending at the Ribeirãozinho substation; and the Paranaíta, Claudia and Paranatinga substations, all 500 kV, with reactive compensation equipment and the respective connections, both located in Mato Grosso State. The concession term is 30 years as from signing of the contract, and may be renewed for the same term (maximum), at the sole discretion of the concession authority.

36.1.2 Guaraciaba Transmissora de Energia (TP SUL) S.A.

Specific Purpose Entity - SPE in which Copel Geração e Transmissão holds 49% of the voting capital. The SPE was founded to implement and operate the electricity business, via a transmission concession of the high-voltage grid of the National Interconnected Grid - SIN, including the construction, operation and maintenance of the transmission facilities as specified in the notice for ANEEL auction 02/2012 held 03.09.2012, primarily consisting of a 500 kV transmission line, with a length of approximately 250 km, originating at the Ribeirãozinho substation and ending at the Rio Verde Norte substation; 500 kV transmission line, with a length of approximately 350 km, originating at the Rio Verde Norte substation and ending at the Marimbondo II substation; and the 500 kV Marimbondo II substation, with reactive compensation equipment and the respective connections, located in Mato Grosso, Goiás and Minas Gerais States. The concession term is 30 years as from signing of the contract, and may be renewed for the same term (maximum), at the sole discretion of the concession authority.

COMMENTS ON PERFORMANCE FOR THE QUARTER
(Amounts expressed in thousands of reais, except when stated otherwise)

1 Distribution

Customers’ connections - In March 2012, Copel provided energy to 3,884,497 customers (3,792,235 in March 2011), representing an increase of 160,472 customers in the last 12 months, a variation of 4.5%.

Compact Grids - Copel has implemented compact networks in urban areas with significant urban forestry close to the distribution grids. This technology avoids having to prune and cut trees and improves the quality of the supply, since it reduces the number of disconnections. At the end of March 2012, the extension of the compact grids installed was 3,396 km (2,245 km at March 2011), the extension of the compact grids installed was 1,151 km in 12 months, a variation of 51.3%.

Isoleted Secondary Grid - Copel is also investing in secondary isolated grids for low voltage (127/220 V), which provide significant advantages compared to the conventional aerial grid, such as: improvement in the DEC and FEC indices, increased difficulty for electric energy stealing, improvement in the environmental conditions and reduction to the pruned area, increased safety, reduction to the drops in voltage throughout the network, and increased useful life of the transformers from the decrease in the number of short circuits in the network, amongst others. By the end of March 2012, the extent of the installed secondary isolated distribution grids was 7,945 km (6,637 km at March 2011), representing an increase of 1,308 km in the previous 12 months, variation of 19.7%.

Market behavior - The energy generated y Copel during the first three months of 2012 was 4,780 GWh (7,470 GWh in the same period for 2011). The energy purchased from CCEAR (auctions) was 4,931 GWh (4,5 GWh in the same period for 2011) and from Itaipu it was 1,295 GWh (1,298 GWh in the same period for 2011), as demonstrated in the following flow chart:

(a) The energy negotiated betw een the subsidiaries Copel has been included.
(b) Subject to alterations after closing by CCEE
CCEAR= Contracts for sale of Energy on Regulated Environment
CCEE(MCP)= Câmara de Comercialização de Energia Elétrica (Short term market)
MRE= Mechanism for rellocation of energy
CG = Center of gravity of submarket (difference betw een energy contracted and received in CG - established in the contract).

Sale of energy (MWh) - The following table presents total energy sales by Copel between Copel Distribuição and Copel Geração e Transmissão:

Captive Market of Copel Distribuição –The captive market of Copel Distribuição increased 6.0% and was responsible for the consumption of 5.912 GWh.between January and March.

The Industrial class increased 4.0%, amounting to 1.835 GWh in the three-month period ended March 31, 2012. This result was influenced by the growth in industrial production in Paraná, particularly the publishing and printing, petroleum refining and alcohol, wood and food. At the end of March, this class represented 31.0% of Copel’s captive market 82,849 customers attended.

Consumption by the residential class was of 1,654 GWh, from January to March, 2012, registering growth of 6.5%, due to the Paraná State economy expansion. By the end of March, 2012, this class represented 28.0% of consumption by Copel’s captive market, with 3,119,325 residential customers.

The commercial class consumed 1,324 GWh, representing na increase of 7.3%, influenced by the expansion of credit and increase in income in the concession area. At the end of the quarter of 22.4% of consumption of Copel’s captive market, with 321,446 customers attended.

The rural class consumed 553 GWh registering an increase of 9.6%, due to the increase in agricultural production and weather conditions in the period, which lead to an increase of 6.5% in average rural consumption.

This class represents 9.4% of consumption of Copel’s captive market, and at the end of March, a total of 377.079 rural customers had been attended.

The other classes (Government agencies, public lighting, public services and own consumption) consumed 546 GWh, an increase of 4.9% in this class customer base, which totaled 52,008 customers at the end period. The consumption from these classes represents 9.2% of consumption by Copel’s captive market.

Number of customers - The number of end customers (captive from Copel Distribuição plus free customers from Copel Geração e Transmissão) Billed in March de 2012 was 3,952,721, representing an increase of 4.2% compared to the same month in 2011.

Class			Customers
	March 2012	March 2011	Variation
Industrial	82,849	70,137	18.1%
Residential	3,119,325	2,992,852	4.2%
Comercial	321,446	312,619	2.8%
Rural	377,079	366,488	2.9%
Others	52,008	50,139	3.7%
Total Captive	3,952,707	3,792,235	4.2%
Free customers - Copel Geração e Transmissão	14	8	75.0%
Total	3,952,721	3,792,243	4.2%

2 Administration

Number of employees - Copel ended the first three months of 2012 with a total of 9,392 employees distributed between the Company’s wholly owned subsidiaries and 146 employees distributed between companies controlled by Copel, as follows:

Em ployees
	March 2012	March 2011
Wholly ow ned subsidiaries
Copel Geração e Transmissão	1,863	1,773
Copel Distribuição	7,025	6,718
Copel Telecomunicações	504	507
	9,392	8,998
Subsidiaries
Compagas	130	123
Elejor	6	6
UEG Araucária	10	10
	146	139

3 Market relations

From January to March 2012, the nominative ordinary shares (ON - código CPLE3) and the nominative preference shares class B (PNB - código CPLE6) of Copel were present on 95% of the floors of the Stock, Futures and Commodities Exchange, (BM&FBOVESPA).

The shares for trading amounted 45% of the Company’s capital. At the end of March 2012, the market value of Copel, considering quotations from all of the markets, was R$ 10,577. Of the 68 securities that comprise the theoretical portfólio of Ibovespa, the PNB shares in Copel participated with 0.6% and with a Beta index of 0.4. In the IEE portfolio (Index for the Energy Sector), Copel participated with 7.1%. Copel’s participation in the Business Sustainability Index of BM&FBOVESPA (ISE) was 0.9%.

On the BM&FBOVESPA, the ordinary shares closed the quarter quoted at R$ 35.00 the preference shares at R$ 42.75, recording positive variations de 6.0% e 9.9% respectively. During the same period the IBOVESPA reported a positive variation of 13.7%.

On the New York Stock Exchange (NYSE), the preference shares are traded at “Level 3” in the form of ADS’s, under the code ELP, which were present on 100% of the floors, closing the quarter quoted at US$ 23.51 with variation 12.1%. During the same period the DOW JONES index reported a positive variation of 8.1%.

On the LABITEX (Latin American Exchange Market in Euros) tied to the Madrid Stock Exchange, the Company’s PNB shares are traded under the code XCOP, and were present on 100% of the floors, closing the quarter quoted at € 17.32 representing a positive variation of 6.9%. During the same period the LABITEX All Shares reported a positive variation of 5.7%.

Share perform ance - January to March 2012	ON		PNB
	Total	Daily average	Total	Daily average
Bovespa
Traded	1,788	30	171,398	2,764
Quantity	1,283,500	21,754	41,150,200	663,713
Volume (R$ thousand)	43,989	746	1,684,952	27,177
Presence on ex changes	59	95%	62	100%
Nyse
Quantity	6,027	603	27,857,842	449,320
Volume (R$ thousand)	113	11	652,672	10,527
Presence on ex changes	10	16%	62	100%
Latibex
Quantity	-	-	64,924	1,047
Volume (R$ thousand)	-	-	996	16
Presence on ex changes	-	-	62	100%

4 Tariffs

Energy Supplies

In March 2012, the average tariff for energy supply was R$ 243.60 /MWh representing na increase of 2.5% compared to March of the previous year.

The average tariffs for energy supply are presented in the following table:

Average supply tariffs (a)			R$/MWh
	March 2012	March 2011	Variation
Industrial (b)	211.24	206.67	2.2%
Residential	299.49	293.67	2.0%
Commercial	263.58	256.69	2.7%
Rural	177.02	173.65	1.9%
Outhers	206.18	201.51	2.3%
	243.60	237.73	2.5%

(a)	Without ICM S
(b)	Does not inclued free custo mers

Purchasing Energy

Copel’s main tariffs for purchasing energy are demonstrated in the following table:

Tariffs for purchase of energy			R$/MWh
	March 2012	March 2011	Variation
Itaipu	96.34	86.90	10.9%
Auction - CCEAR 2005-2012	79.41	74.50	6.6%
Auction - CCEAR 2006-2013	92.97	87.24	6.6%
Auction - CCEAR 2007-2014	104.07	97.66	6.6%
Auction - CCEAR 2007-2014 (A-1)	132.76	124.59	6.6%
Auction - CCEAR 2008-2015	111.75	104.88	6.6%
Auction - CCEAR 2008-H30	139.91	131.37	6.5%
Auction - CCEAR 2008-T15 (a)	172.91	162.27	6.6%
sdsd	149.40	140.22	6.5%
Auction - CCEAR 2009-H30	168.98	158.59	6.6%
Auction - CCEAR 2009-T15 (a)	125.24	117.32	6.8%
Auction – CCEAR 2010 – H30	149.78	140.57	6.6%
Auction – CCEAR 2010 – T15 (a)	159.24	149.45	6.6%
Auction – CCEAR 2011 – H30	154.40	145.89	5.8%
Auction – CCEAR 2011 – T15 (3rd new pow er auction)	175.58	164.79	6.5%
Auction – CCEAR 2011 – T15 (6td new pow er auction)	148.75	139.60	6.6%
Auction – 11º de ajuste	73.63	-	-
Itiquira	148.84	143.90	3.4%
Elejor	169.13	152.92	10.6%

(a) Average auction price fiixed by the IPCA. In practice the price is comprised of three components: a fixed portion, a variable portion and expense in the CCEE The costs of the last tw o itens depends on the order of plants as programming of National System Operator - ONS

Supply of power

Copel’s main tariffs for the supply of energy are presented in the following table:

Tariffs for the supply of energy			R$/MWh
	March 2012	March 2011	Variation
Auction - CCEAR 2005-2012	79.41	74.48	6.6%
Auction - CCEAR 2006-2013	93.27	87.52	6.6%
Auction - CCEAR 2007-2014	104.37	97.77	6.8%
Auction - CCEAR 2008-2015	110.66	103.81	6.6%
Auction - CCEAR 2009-2016	126.40	118.50	6.7%
Auction - CCEAR 2011-2040	-	61.82	-
Concessionaries w ithin the State of Paraná	132.46	133.95	-1.1%

5 Economic Financial Results

Income (Note 27)

At March de 2012, net income from sales and services reached R$ 2,024,638, an increase of 10.9% compared to the amount of R$ 1,826,230 registered to March 2011.

This variation was due mainly to the following factors:

a)	increase of 6.5% in income from the supply of energy, primarily due to greater energy consumption by the captive market of 6.0% from January to March 2012 in relation to the same period of 2011 and the average rate pass-through of 2.99%, from June 24, 2011, as per ANEEL Resolution 1158/2011;
b)	a increase of 12.1% in income from the supply of energy, mainly due to the increase in the income earned from auction, for the amount of R$ 28,916 and the Commercialization Chamber of Electric Energy — CCEE, the amount of R$ 28,505;
c)	increase in the availability of the energy grid 13.5% due mainly to readjustment tariff of June 24 2011; and
d)	increase of 22.6% in revenue from piped gas distribution, primarily due to rate adjustments from August 2011.

Operational costs and expenses (Note 28)

At the end of March 2012, total operational costs and expenses amounted to R$ 1,580.557, which represented an increase of 15.1% compared to the R$ 1,373,053 registered in the same period for 2011. The main highlights are as follows:

a)	Increase of 10.8% to the account for energy purchased for resale due mainly to the increase in the purchase of energy in auctions, for the amount of R$ 32,963 and (ii) higher value of energy purchased in Commercialization Chamber of Electric Energy — CCEE, the value R$ 32,528;
b)	Increased of R$ 69,979 in provisions and reversals arising mainly from the b) increase of 22.6% in revenue from piped gas distribution, primarily due to rate adjustments from August 2011.
c)	The increase of 12.9% in third party services, which is due mainly to the increase in telephone expenses, civil maintenance and reading of invoices and delivery;
d)	The balance presented as personnel and officers registered an increase of 22.7% compared to the same period of 2011, mainly due to pay rises, as per the collective bargaining agreement implemented in October 2011 and the upsized headcount, and
e)	A 26.6% increase in the pension and healthcare plans resulting mainly from the effects of the actuarial valuation, calculated by a contracted actuary.

Financial results (Note 29)

The decrease of 86.1% in financial income/loss was mainly due to higher financial expenses of 53.4% due to the recalculated value of financial and intangible assets of R$ 42,569, in this quarter of 2012 and the 30.3% decrease in financial revenue primarily due to:

a)	the lower value of short-term investments held for trading, of R$ 25,616
b)	decrease in monetary variance of CRC, which is restated by the IGP-DI, a price index which incurred positive variance of 0.9% from January to March 2012, compared with 2.6% in the same period of 2011; and

c)

decrease in monetary variance of concession accounts receivable, which is restated by the IGP-M, a price index which incurred positive variance of 0.6% from January to March 2012, compared with 2.4% in the same period of 2011.

Ebitda – adjusted

Adjusted Ebitda (earnings before interest, taxes, depreciation and amortization) reached R$ 585,408 in March 2012, 0.3% less than that reported for the same period of the previous year, as demonstrated below:

Calculation of Lajida/Ebitda		Consolidated
	03.31.2012	03.31.2011
Net income for the period	319,745	384,829
Deferred IRPJ and CSLL	(36,861)	(81,658)
Provision for IRPJ and CSLL	193,330	274,966
Equity in income of subsidiaries	(16,847)	(14,600)
Financial expenses (income), net	(15,286)	(110,360)
Lajir/Ebit	444,081	453,177
Depreciation and amortization	141,327	133,998
Lajida/Ebitda - adjusted	585,408	587,175
Net operational results - ROL	2,024,638	1,826,230
Ebitda% (Ebitda ÷ ROL)	28.9%	32.2%

OTHER INFORMATION THAT THE COMPANY UNDERSTANDS TO BE

RELEVANT

In compliance with the Rules of Differentiated Practices of Level 1 Corporate Governance of BOVESPA, we present the shareholding position of holders of more than 5% of the shares of each type and class of the Company and the consolidated shareholding position of the controllers and administrators of outstanding shares:

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 3.31.2012 (in shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLAS S OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Share	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	388,945	100.00	100,939,705	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	388,945	100.00	128,235,350	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company , wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 3.31.2011 (in shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLAS S OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total

		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	377,945	100.00	100,939,705	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	394,021	100.00	128,235,350	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company , wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 3.31.2012 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY S HAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
	SHAREHOLDERS	Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
	MAJORITY SHAREHOLDER	123,327,373	85.04	-	-	27,295,645	21.28	150,623,018	55.04
S.MANAGEMENT	BOARD OF DIRECTORS	8	0.00	-	-	-	-	8	0.00
	BOARD OF OFFICERS	3	0.00	-	-	2,500	0.00	2,503	0.00
	FISCAL COUNCIL	20,000	0.01			10	0.00	20,010
	OTHER SHAREHOLDERS	21,693,696	14.95	384,139	100.00	100,942,001	78.71	123,009,836	44.95
	TOTAL	145,031,080	100.00	384,139	100.00	128,240,156	100.00	273,655,375	100.00
	FREE-FLOAT	21,683,696	14.95	384,139	100.00	100,942,001	78.71	123,009,836	44.95

C O M P A N H I A P A R A N A E N S E D E E N E R G I A - C O P E L								As of 3.31.2011 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY S HAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S.MANAGEMENT	BOARD OF DIRECTORS	8	0.00	-	-	-	-	8	0.00
	BOARD OF OFFICERS	102	0.00	-	-	-	-	102	0.00
OTHER SHAREHOLDERS		21,703,597	14.96	388,945	100.00	100,939,705	78.71	123,032,247	44.96
TOTAL		145,031,080	100.00	388,945	100.00	128,235,350	100.00	273,655,375	100.00
FREE-FLOAT		21,703,597	14.96	388,945	100.00	100,939,705	78.71	123,032,247	44.96

GROUPS IN CHARGE OF GOVERNANCE

BOARD OF DIRECTORS
Chairman:	MAURICIO SCHULMAN
Executive Secretary:	LINDOLFO ZIMMER
Members:	CARLOS HOMERO GIACOMINI
FABIANO BRAGA CÔRTES
JOSE RICHA FILHO
PAULO PROCOPIAK DE AGUIAR
PEDRO LUIZ CERIZE
NILTON CAMARGO COSTA
NEY AMILTON CALDAS FERREIRA
AUDIT COMMITTEE
Chairman:	CARLOS HOMERO GIACOMINI
Members:	JOSE RICHA FILHO
FABIANO BRAGA CÔRTES
FISCAL COUNCIL
Chairman:	JOAQUIM ANTONIO GUIMARÃES DE
OLIVEIRA PORTES
Full Members:	LUIZ EDUARDO DA VEIGA SEBASTIANI
JOSÉ TAVARES DA SILVA NETO
WANCLER FERREIRA DA SILVA
CARLOS EDUARDO PARENTE DE O. ALVES
Alternate Members:	OSNI RISTOW
ROBERTO BRUNNER
VAGO
JOSÉ LUIZ MONTANS ANACLETO JR.
CLÁUDIO JOSÉ CARVALHO DE ANDRADE
BOARD OF DIRECTORS
Chief Executive Officer	LINDOLFO ZIMMER
Chief Corporate Management Officer	YÁRA CHRISTINA EISENBACH
Chief Distribution Officer	PEDRO AUGUSTO DO NASCIMENTO NETO
Chief Engineering Officer	JORGE ANDRIGUETTO JUNIOR
Chief Financial and Investor Relations Officer	RICARDO PORTUGAL ALVES
Chief Generation,Transmission and Telecommunications
JAIME DE OLIVEIRA KUHN
Officer
Chief Environment and Corporate Citizenship Officer	GILBERTO MENDES FERNANDES
Chief Legal Officer	JULIO JACOB JUNIOR
Chief New Energy	HENRIQUE JOSÉ TERNES NETO
ACCOUNTANT
Accountant - CRC-PR-045809/0-2	ADRIANO FEDALTO
INFORMATION ON THIS REPORT:
rsustentabilidade@copel.com	Phone: +55 (41) 3331-4051
Information	Phone:+55 (41) 3222-2027 / 3331-4359
Fax: +55 (41) 3331-2849

ABCD	KPMG Auditores Independentes	Central Tel	55 (41) 3544-4747
	Al. Dr. Carlos de Carvalho, 417 - 16º	Fax	55 (41) 3544-4750
	80410-180 - Curitiba, PR - Brasil	Internet	www.kpmg.com.br
Caixa Postal 13533
80420-990 - Curitiba, PR - Brasil

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Shareholders and Management
Companhia Paranaense de Energia - COPEL
Curitiba - PR

Introduction

We have revised the individual and consolidated interim financial statements of Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms, for the quarter ended March 31, 2012, which include the balance sheet at March 31, 2012 and related statements of income changes in shareholders’ equity and cash flows for the three-month period then ended, including a summary of the significant accounting practices and other notes to the financial statements.

Management is responsible for preparing and presenting the individual and consolidated interim financial statements in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and consolidated interim financial statements and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board –IASB, and for presenting this information in a manner consistent with the norms issued by the Securities Commission, applicable for preparing Quarterly Information - ITR. Our responsibility is to express a conclusion on these interim financial statements based on our review.

Extent of our review

We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 – Review of Interim Information Performed by the Entity’s Auditors ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual interim financial statements

Based on our review, we are not aware of any fact that leads us to believe that the aforementioned interim individual financial statements included in the Quarterly Information referred to above were not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information – ITR and presented in a manner consistent with the norms issued by the Securities Commission.

KPMG Auditores Independentes., uma sociedade simples brasileira, de responsabilidade limitada, e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes., uma sociedade simples brasileira, de responsabilidade limitada, e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

ABCD

Conclusion on the consolidated interim financial statements

Based on our review, we are not aware of any fact that leads us to believe that the aforementioned interim consolidated financial statements included in the Quarterly Information referred to above were not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34 applicable to the preparation of Quarterly Information – ITR and presented in a manner consistent with the norms issued by the Securities Commission.

Other issues

Interim statements of added value

We also reviewed the individual and consolidated interim statements of added value, for the three-month period ended March 31, 2012, which are management’s responsibility and presentation of which in the interim statements is required according to the norms issued by the Securities Commission CVM, applicable for preparing Quarterly Information - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that leads us to believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated statements taken as a whole.

Curitiba, May 15, 2012

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-PR

A free translation of the original signed in Portuguese

José Luiz Ribeiro de Carvalho Accountant-CRC 1SP141128/O-2-S-PR	João Alberto Dias Panceri Accountant- CRC PR048555/O-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 14, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.